As filed with the Securities and Exchange Commission on June 29, 2007

Registration No. 333-142181

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

hhgregg, Inc.

(Exact name of each registrant as specified in its charter)

Delaware	5731	20-8819207
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4151 East 96th Street

Indianapolis, Indiana 46240

317-848-8710

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

Jerry W. Throgmartin Chief Executive Officer hhgregg, Inc. 4151 East 96th Street Indianapolis, Indiana 46240 317-848-8710	Ann F. Chamberlain, Esq. Christina E. Melendi, Esq. Bingham McCutchen LLP 399 Park Avenue New York, New York 10022 212-705-7000	Danielle Carbone, Esq. Robert Evans, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 212-848-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

(Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common Stock, par value, $.0001 per share	10,781,250	$16.00	$172,500,000	$5,296

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Including 1,406,250 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 29, 2007

9,375,000 Shares

hhgregg, Inc.

Common Stock

This is an initial public offering of shares of common stock of hhgregg, Inc. We are offering 3,125,000 shares of common stock and the selling stockholders identified in this prospectus are offering an additional 6,250,000 shares of common stock. hhgregg, Inc. will not receive any of the proceeds from the sale of the shares being sold in this offering by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price of our common stock will be between $15.00 and $17.00 per share. We will apply to list our common stock on the New York Stock Exchange under the symbol “HGG”.

The underwriters have a 30-day option to purchase up to a maximum of 1,406,250 additional shares of common stock from the selling stockholders at the public offering price, less the underwriting discounts and commissions, to cover the over-allotment of shares, if any.

Investing in our common stock involves risks. See “ Risk Factors” on page 10.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, before expenses to us	Proceeds, before expenses to the selling stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Lehman Brothers

Wachovia Securities	UBS Investment Bank

Piper Jaffray	KeyBanc Capital Markets

The date of this prospectus is                     , 2007.

hhgregg

refrigerators

digital
center
audio solutions
fabric
FINE LINES
hhgregg

Serta mattress
center

APPLIANCES & ELECTRONICS

hhgregg

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. When you make a decision about whether to participate in this offering, you should not rely on any information other than the information contained in this prospectus. This document may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

Until                     , 2007 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights material information contained elsewhere in this prospectus but does not contain all of the information you need to consider in making your decision to invest in our common stock. This summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto included in this prospectus. You should read carefully this entire prospectus and should consider, among other things, the matters set forth in the section entitled “Risk Factors” before deciding to invest in our common stock. Unless otherwise indicated, “Issuer” refers solely to hhgregg, Inc., “Gregg Appliances” refers solely to Gregg Appliances, Inc. and “we,” “us” and “our” refer to hhgregg, Inc. and its subsidiaries, including Gregg Appliances. Unless otherwise indicated, the information contained in this prospectus assumes the completion of the IPO reorganization as described below. All references to our fiscal year refer to our fiscal year ended March 31 for each respective year.  We present EBITDA, Adjusted EBITDA and four-wall EBITDA margin to help us describe our operating and financial performance. EBITDA, Adjusted EBITDA and four-wall EBITDA margin are non-GAAP financial measures commonly used in our industry and should not be construed as an alternative to net income, cash flows from operating activities and other income or cash flow statement data (as determined in accordance with generally accepted accounting principles in the United States, or GAAP), as a better indicator of operating performance or as a measure of liquidity. EBITDA and Adjusted EBITDA as defined by us may not be comparable to similar non-GAAP measures presented by other issuers. Please refer to notes (7) and (8) to Summary Historical and Pro Forma Consolidated Financial and Other Data for a reconciliation of our net income to, and the limitations of, EBITDA and Adjusted EBITDA and a more thorough discussion of our use of EBITDA and Adjusted EBITDA in this prospectus. We define four-wall EBITDA as store-level operating income before depreciation, including store wages, rent, net advertising, distribution costs and other store operating expenses, adjusted to exclude corporate overhead expense. Our four-wall EBITDA margin represents our Adjusted EBITDA margin as a percentage of sales, adjusted to exclude corporate overhead expense (defined as headquarter-level operating expenses including wages, professional fees, information system expenses and other non-store operating expenses).

Our Company

We are a leading specialty retailer of premium video products, brand name appliances, audio products and accessories. We offer a comprehensive selection of digital televisions and appliances, which we sell at competitive prices. We focus on providing our customers with a superior purchase experience from the time they first enter our stores to the delivery and installation of products in their homes. We distinguish ourselves from our competitors by employing an extensively trained, commissioned sales force that serves our customers with a consultative and educational sales approach. We also differentiate ourselves by offering same-day delivery of virtually all of our products. We currently operate 79 stores in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama.

Our typical store, which averages 30,000 square feet, is designed to be visually appealing to our customers and to highlight our premium selection of consumer electronics and appliances. Our store layout showcases our broad selection of over 100 models of flat panel televisions and 400 models of appliances utilizing LCD and plasma television display walls, extensive appliance displays and digital product centers.

We have a proven track record of growth and profitability led by a seasoned management team. Over the last four fiscal years, we have opened 31 new stores and have grown our net sales and Adjusted EBITDA (a non-GAAP financial measure) at a compound annual rate of 12.0% and 19.1%, respectively, while significantly investing in corporate infrastructure to support further expansion. For the fiscal year ended March 31, 2007, we generated net sales of $1.1 billion and Adjusted EBITDA (a non-GAAP financial measure) of $65.5 million, representing growth of 17.7% and 46.8%, respectively, over the prior fiscal year.

Competitive Strengths

We believe the following strengths contribute significantly to our success and position us for growth:

Superior customer purchase experience. We believe our in-store experience, high level of customer service and delivery and installation capabilities result in a superior customer purchase experience, which drives loyalty, referrals and repeat business. Our extensively trained, commissioned sales force enables us to educate our customers on the features and benefits of the products we offer. We believe that when fully informed, customers frequently purchase higher-end, feature rich products. Our same-day delivery for virtually all of our products and quality in-home installation services significantly enhance our ability to sell large, more complex products.

Balanced mix of premium video products and appliances. We have an extensive product and brand offering of premium video products and home appliances. Our television and video products contribute significantly to our growth in sales and profitability while our appliance business provides us with additional financial stability and strong cash flow generation. As a result of our balanced merchandise mix of video products and appliances, our cash flow tends to be less seasonal and more stable over the long term relative to our consumer electronics-focused competitors.

Proven ability to successfully penetrate new markets. Since 1999, we have successfully opened or acquired stores in seven new metropolitan markets, adding 65 stores, most recently in the Atlanta, Charlotte, Knoxville and Birmingham markets. Our strategy is to initially open multiple stores in a market to leverage our advertising spending, regional management and delivery and distribution infrastructure, followed by additional store openings spread over time to fill out the market. This strategy allows us to capture strong market share in each of our markets.

Superior store economics. Our stores deliver compelling returns on investment and we believe these returns are superior to those of our major consumer electronics competitors. During fiscal 2006 and 2007, our stores averaged net sales of $14.4 million and provided an average four-wall EBITDA margin (a non-GAAP financial measure) of approximately 8.0%. During this same period, our new stores required average net capital expenditures of $0.7 million and average initial net-owned inventory investments of $1.0 million. Our stores typically generate positive cash flow within three months of opening and provide a cash payback in less than two years. All of our retail stores produce positive four-wall EBITDA, which combined with our strong inventory management, generate significant free cash flow to internally fund our growth.

Experienced management team. Our senior management team has an average of 24 years of relevant industry experience and an average of over 13 years of experience with us. We believe our management’s depth of experience has enabled us to grow our store base at a compound annual growth rate of 18.3% since fiscal 1998, enter seven metropolitan markets and anticipate and respond effectively to industry trends and competitive dynamics.

Key Growth Initiatives

We believe the following are key elements to our growth strategy:

Open stores in new and existing markets. We believe our proven business model and exceptional store economics will allow us to continue to expand into new high growth markets while continuing to build out our store base in existing markets. In fiscal 2008, we plan to open approximately 13 to 15 new stores, primarily by entering the Raleigh/Durham and Birmingham markets and in fiscal 2009, we intend to enter the highly attractive Florida market. Over the next several years we intend to continue to grow our store count from internally generated funds at a compound annual rate of approximately 15% to 18%. We believe, based upon our new-store site selection criteria, that there are substantial opportunities to add stores in new and existing markets with a long-term potential for more than 400 hhgregg stores in the United States.

Capitalize on strong demand for premium product offerings. We are well positioned to benefit from the expected strong demand for premium video products as well as the continued stability of the appliances market.

As a result of positive industry trends, including larger flat-panel screen sizes, continued product innovation, and price declines in flat-panel televisions, digital television sales are expected to grow at a compound annual rate of 12.7% through 2010, according to Display Search, a wholly owned subsidiary of the Consumer Electronics Association, or the CEA. We expect to continue to gain market share in our appliance business due to our extensive product and brand assortment and our superior customer purchase experience. We believe that there are a limited number of specialty retailers offering as broad a selection of appliances as we do.

Selectively introduce complementary merchandise. We plan to exploit growing niches in the consumer electronics and appliance categories while strategically introducing higher margin merchandise and traffic driving products. This strategy includes the expansion of our Fine Lines appliance department in select existing and new stores. Our Fine Lines department, focuses on ultra premium appliances such as Sub-Zero, Wolf and Thermador, and helps drive sales of higher margin appliances in our core product assortments. Additionally, we intend to bolster our market position in portable personal electronics categories while evaluating the addition of new merchandise categories.

Drive operating and working capital efficiencies. We believe we can further drive returns on investment as we grow our store base by leveraging our increased size, operating efficiencies and financial position. As we penetrate new metropolitan markets, we expect to increase our purchase volumes, achieve distribution efficiencies and strengthen our relationships with our key vendors. We also expect our increased store base and higher net sales to further leverage our existing corporate and regional infrastructure and to enable us to negotiate more favorable lease terms for our stores.

Risks Facing our Company

Our business is subject to numerous risks that are described more fully in the section entitled “Risk Factors” immediately following this prospectus summary.

Competition from national and regional consumer electronics and appliance retailers is the principal challenge we face. As we pursue our growth strategy, we intend to establish our brand in markets where other leading competitors already have a strong customer base. As part of this growth strategy, we will need to identify and acquire suitable store sites, negotiate acceptable leases for these sites, and obtain government approvals, licenses and permits in a timely manner. We may need to adapt to customer preferences that are different from the preferences of customers in our existing markets. In addition, as we enter new markets, we will need to gain sufficient market penetration in order to efficiently leverage our distribution network and advertising expenditures.

We face additional challenges that may impact our growth strategy and our ability to compete with national and regional consumer electronics and appliance retailers. We depend to a significant degree on relationships with key suppliers for the success of our business and our growth strategy. Any disruption in our relationships with, or in the operations of, any of our key suppliers could cause our net sales and profitability to decline.

Another key component of our competitive strategy is to provide expertise to our customers through our extensively trained, commissioned sales associates. If we are unable to attract and retain highly qualified personnel and store managers, our level of customer service may decline, which may decrease our net sales and profitability.

We are a Delaware corporation and the address of our principal executive offices is 4151 East 96th Street, Indianapolis, Indiana 46240. Our telephone number is 317-848-8710 and our website is www.hhgregg.com. Please note that any references to www.hhgregg.com in the registration statement and this prospectus are inactive textual references only and that the information contained in hhgregg’s website is neither incorporated by reference into this registration statement or prospectus nor intended to be used in connection with this offering.

The Offering

Common stock offered by us	3,125,000 shares

Common stock offered by the selling stockholders	6,250,000 shares

Common stock to be outstanding after this offering	31,616,600 shares

Underwriters’ over-allotment option to purchase additional common stock from the selling stockholders	1,406,250 shares

Directed share program…	We have reserved up to 5% of the common stock offered in this prospectus for sale to certain of our employees, vendors and other persons related to us or the selling stockholders. See “Underwriting” for more information.

Proposed NYSE Symbol	HGG

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 15, 2007. This number does not include, as of June 15, 2007:

•	3,978,666 shares of common stock subject to options outstanding, at a weighted average exercise price of $6.78 per share; and

•

3,000,000 shares of common stock reserved for future grant or issuance under our new equity incentive plan pursuant to which 590,000 options to purchase our common stock will be granted immediately upon the consummation of this offering with an exercise price equal to the offering price.

On June 14, 2007, the Company’s board of directors approved a two-for-one stock split for the issued and outstanding common stock of the Company effective June 29, 2007. Unless we otherwise indicate, all share information included in the prospectus reflects the stock split.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Risk Factors

You should consider carefully the information set forth in the section entitled “Risk Factors” beginning on page 10 and all other information contained in this prospectus before investing in our common stock.

The Recapitalization

We consummated a recapitalization of Gregg Appliances on February 3, 2005. As part of the recapitalization, a wholly owned subsidiary of Gregg Investment Corporation, LLC, or GIC, an entity formed by Freeman Spogli & Co., or Freeman Spogli, merged with and into Gregg Appliances and GIC acquired $111.2 million of equity of Gregg Appliances. In connection with the recapitalization, total consideration of approximately $286.4 million was paid to the then existing equity holders of Gregg Appliances in exchange for their shares of common stock of Gregg Appliances. As part of the consideration, Gregg Appliances issued to certain of our stockholders $25.0 million principal amount of 6% junior subordinated notes, or junior notes, which will be redeemed as required by their terms with the proceeds of this offering. Three of our management stockholders retained a portion of the common stock of Gregg Appliances held by them before the recapitalization.

Freeman Spogli is a private equity firm dedicated to investing and partnering with management in companies in the retailing, direct marketing and distribution industries in the United States. Since its founding in 1983, Freeman Spogli has invested approximately $2.4 billion of equity in 41 portfolio companies with aggregate transaction values in excess of $16.0 billion.

IPO Reorganization

hhgregg, Inc., the Issuer, is a recently formed Delaware corporation and does not have any operations. Immediately prior to the effectiveness of the registration statement on Form S-1 of which this prospectus is a part, the stockholders of Gregg Appliances will contribute their shares of Gregg Appliances to the Issuer in exchange for common stock of the Issuer. As a result of this contribution, the stockholders of Gregg Appliances will own common stock of the Issuer in the same proportion as their ownership in Gregg Appliances prior to the contribution, and Gregg Appliances will be a wholly owned subsidiary of the Issuer. In addition, the Issuer will assume the options to purchase common stock of Gregg Appliances previously granted by Gregg Appliances to its directors, officers and employees. Immediately after the contribution, GIC, the majority stockholder of Gregg Appliances, will be dissolved and the common stock of the Issuer held by it will be distributed to its members in proportion to their ownership interest in GIC.

2007 Debt Refinancing

In connection with the consummation of this offering, we intend to amend and restate our existing $75 million revolving credit facility to, among other things, increase the amount to $100 million, and to enter into a new $100 million term loan B. We collectively refer to these credit facilities in this prospectus as our new credit facilities. In addition, we intend to offer to purchase all of our outstanding 9% senior notes due 2013, or senior notes, pursuant to a tender offer we commenced on June 26, 2007, and redeem all of our junior notes pursuant to their terms.

Summary Historical and Pro Forma Consolidated Financial and Other Data

The following table sets forth our summary historical and pro forma consolidated financial and other data as of the dates and for the periods indicated. The historical consolidated statements of income data for the fiscal years ended March 31, 2005, 2006 and 2007 are derived from, and are qualified in their entirety by, the historical audited consolidated financial statements of Gregg Appliances included elsewhere in this prospectus. For a portion of the fiscal year ended March 31, 2005, Gregg Appliances was required, pursuant to United States generally accepted accounting principles (GAAP), to consolidate certain variable interest entities controlled by a former director and principal stockholder or members of his immediate family, from which we lease or have leased certain real property and our corporate airplane. Effective at the closing of the recapitalization of Gregg Appliances on February 3, 2005, Gregg Appliances was no longer required to consolidate these variable interest entities for accounting purposes. Thus, the financial information for the periods following the closing of the recapitalization does not include these entities.

The summary pro forma consolidated financial data have been derived from the pro forma consolidated financial information included elsewhere in this prospectus and give effect to this offering and the 2007 debt refinancing as if this offering and the 2007 debt refinancing had occurred on April 1, 2006 with respect to the operating and other financial data and as of March 31, 2007 with respect to the balance sheet data. The summary pro forma consolidated financial data do not necessarily represent what our financial position and results of operations would have been if this offering and the 2007 debt refinancing had actually been completed as of April 1, 2006 or March 31, 2007, and are not intended to project our financial position or results of operations for any future period. You should read the following summary financial, pro forma and other data together with “Business,” “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Gregg Appliances and related notes appearing elsewhere in this prospectus. In the following tables (including the footnotes thereto), dollars are in thousands, except store data, per share data and as otherwise indicated.

	Fiscal Year Ended March 31,			Pro Forma Fiscal Year Ended March 31, 2007
	2005	2006	2007
Statement of Income Data:
Net sales	$803,199	$900,424	$1,059,428	$1,059,428
Cost of goods sold	548,105	616,512	730,696	730,696

Gross profit	255,094	283,912	328,732	328,732
Selling, general and administrative expenses	184,224	209,484	228,920	228,920
Net advertising expense	35,678	41,660	43,996	43,996
Stock-based compensation(1)	9,277	—	—	—
Gain on transfer of extended maintenance obligations(2)	—	(27,850)	—	—
Restructuring and asset impairment charges(3)	—	1,009	1,997	1,997

Income from operations	25,915	59,609	53,819	53,819
Other expense (income):
Interest expense	3,866	19,000	17,464	9,893
Interest income	(977)	(231)	(243)	(243)
Loss (gain) related to early extinguishment of debt	—	(39)	1,403	—
Recapitalization transaction costs	4,745	—	—	—
Minority interest	3,813	—	—	—

Total other expense	11,447	18,730	18,624	9,650

Income before income taxes	14,468	40,879	35,195	44,169
Income tax expense (benefit)(4)	(14,780)	18,664	13,837	17,427

Net income	$29,248	$22,215	$21,358	$26,742

	Fiscal Year Ended March 31,						Pro Forma Fiscal Year Ended March 31, 2007
	2005		2006		2007
Per Share Data:
Basic net income per share(5)	$0.51		$0.78		$0.75		$0.85

Diluted net income per share(6)	$0.51		$0.78		$0.73		$0.82

Weighted average shares outstanding—Basic	57,580,570		28,307,332		28,496,728		31,621,728
Weighted average shares outstanding—Diluted	57,613,290		28,307,332		29,400,378		32,525,378

Other Data:
EBITDA(7)	$25,992		$70,107		$64,079		$65,482
Adjusted EBITDA(8)	38,295		44,596		65,482		65,482
Capital expenditures	15,212		19,046		19,492		19,492

Store Data:
Number of stores, end of period	58		67		77		77
Total store square footage (in thousands)	2,009		2,333		2,651		2,651
Net sales per store (in thousands)(9)	$14,005		$14,074		$14,642		$14,642
Net sales per square foot(10)	$404		$405		$420		$420
Comparable store sales(11)	0.4%		1.7%		5.5%		5.5%
Inventory turnover(12)	7.3	x	7.0	x	6.9	x	6.9	x

	As of March 31, 2007
	Actual	Pro forma
Balance Sheet Data:
Cash and cash equivalents	$1,498	$1,498
Total assets	290,525	297,532
Total debt	134,459	115,783
Stockholders’ equity	16,293	43,969

(1)	Stock-based compensation expense for fiscal 2005 represents compensation expense related to stock issued in exchange for a nonrecourse note and stock appreciation rights representing variable awards to our employees under our previous stock appreciation rights and option programs which were terminated at the time of the recapitalization. Stock compensation expense for fiscal 2007 represents compensation expense of share-based payment awards in accordance with the provisions of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R) and thus is recorded in selling, general and administrative expenses.
(2)	Prior to October 2005, we sold third-party extended service plans, or ESPs, on appliances and sold our own self-insured ESPs on electronics. We also maintained a service and repair network to service the electronics ESPs we sold and to do repair work on behalf of certain electronics manufacturers for manufacturer warranty claims. In October 2005, we began outsourcing our self-insured electronics warranties and exited the product service business to remove exposure to warranty liabilities and reduce the costs and complexity associated with product service and repair. The gain reflects the transfer of our existing extended service plan liabilities on electronics to General Electric Company, or GE, the party that serviced our appliance warranties less the payment made to GE.
(3)	For fiscal 2006 this amount represents the restructuring charges related to the outsourcing of our product service and repair offerings. For fiscal 2007 and the pro forma year ended March 31, 2007 this amount represents the goodwill impairment charge associated with the acquisition of a single-store builder appliance supplier. Please refer to footnote 17 of the notes to the audited financial statements of Gregg Appliances included elsewhere herein for a discussion of the acquisition.
(4)	For all periods prior to the recapitalization, we operated as an S corporation and were not subject to U.S. federal and certain state income taxes. Upon the closing of the recapitalization, we became subject to U.S. federal and certain state and local income taxes applicable to C corporations.
(5)	Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding.
(6)	Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares from outstanding options and stock appreciation rights been issued.
(7)	EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•

Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

•	We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only as a supplement.

(8)	Adjusted EBITDA is defined as EBITDA without giving effect to certain stock-based compensation, the consolidation of the variable interest entities which are no longer consolidated, the non-capitalized transaction costs related to the recapitalization, the restructuring charges related to the outsourcing of our product service and repair offerings, the gain on transfer of extended maintenance obligations, the gain related to the early extinguishment of debt, the IPO reorganization, this offering and the 2007 debt refinancing. We have presented Adjusted EBITDA because we believe that the exclusion of these non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We have provided this information to analysts, investors and other third parties to enable them to perform more meaningful comparisons of past, present, and future operating results and as a means to evaluate the results of our on-going operations. Management uses Adjusted EBITDA to determine payment levels on our executives’ incentive compensation plan as well as our compliance with certain covenants under our credit agreement that are calculated based on similar measures. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•

Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplement.

The following table contains a reconciliation of our net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA:

	Fiscal Year Ended March 31,			Pro Forma Fiscal Year Ended March 31, 2007
	2005	2006	2007
Net income	$29,248	$22,215	$21,358	$26,742
Income tax (benefit) expense	(14,780)	18,664	13,837	17,427
Interest income	(977)	(231)	(243)	(243)
Interest expense	3,866	19,000	17,464	9,893
Depreciation and amortization	8,635	10,459	11,663	11,663

EBITDA	25,992	70,107	64,079	65,482
Stock-based compensation adjustment(a)	9,277	—	—	—
De-consolidation adjustment(b)	(1,719)	—	—	—
Recapitalization transaction costs(c)	4,745	—	—	—
Restructuring charges related to service exit(d)	—	2,378	—	—
Gain on transfer of extended maintenance obligations(e)	—	(27,850)	—	—
Loss (gain) related to early extinguishment of debt(f)	—	(39)	1,403	—

Adjusted EBITDA	$38,295	$44,596	$65,482	$65,482

(a)	Represents stock-based compensation expense recognized in fiscal 2005 related to stock issued in exchange for a nonrecourse note and stock appreciation rights representing variable awards granted to our employees.
(b)

Reflects amounts required to be included in our financial statements from the consolidation of certain variable interest entities that lease property to us. These adjustments add back rent expense paid to related entities, eliminate the depreciation and amortization related to the leased properties and eliminate the minority interest and the interest related to third-party secured debt on some of the leased property.

(c)	Represents the non-capitalized costs associated with the recapitalization transaction.
(d)	Represents restructuring charges related to the outsourcing of our product service and repair offerings.
(e)	Represents the gain on the transfer of certain extended service plan warranties.
(f)	Represents the loss (gain) related to the early extinguishment of debt. These adjustments represent the difference between the purchase price and the carrying value of our senior notes, as well as the associated write-off of debt issuance costs.

(9)	Net sales per store is calculated by dividing net sales for the trailing 12-month period, as adjusted to exclude service revenues, for stores open the entire period by the number of stores open the entire period. Net sales excludes service revenues of $13,670, $7,443, $0 and $0 for fiscal 2005, 2006, 2007 and the pro forma fiscal year ended March 31, 2007, respectively.

(10)	Net sales per square foot is calculated by dividing net sales for the trailing 12-month period, as adjusted to exclude service revenues, for stores open the entire period by the total square feet for those stores. Net sales excludes service revenues of $13,670, $7,443, $0 and $0 for fiscal 2005, 2006, 2007 and the pro forma fiscal year ended March 31, 2007, respectively.

(11)	Comprised of net sales at stores operating for at least 14 full months, including remodeled and relocated locations and our website.

(12)	Inventory turnover for the specified period is calculated by dividing our cost of goods sold for the trailing 12-month period by the average of the beginning and ending inventory for that period.

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information presented in this prospectus before investing in our common stock. Any of the following risks could materially adversely affect our business, financial condition, results of operations or cash flow. If any of the following risks and uncertainties actually occur, you may lose all or part of your original investment.

Risks Relating to Our Business

We face significant competition, which could reduce our share of the market for home appliances and consumer electronics and our net sales. Competition could also cause us to increase expenditures, cause us to reduce our prices or margins and impact our comparable store sales.

The retail market for major home appliances and consumer electronics is intensely competitive. We currently compete against a diverse group of national retailers, including Best Buy, Circuit City, Sears, Lowe’s and Home Depot, locally-owned regional or independent specialty retail stores and mass merchandisers that sell many of the same or similar consumer electronics and major home appliances. There are few barriers to entry and as a result new competitors may enter our existing or new markets at any time.

We may not be able to compete successfully against existing and future competitors. Some of our competitors have financial resources that are substantially greater than ours and may be able to purchase inventory at lower prices. Our competitors may respond more quickly to new or emerging technologies and may have greater resources to devote to discounts, promotions and sales of products and services. They may also have financial resources that enable them to weather economic downturns better than us.

Our existing competitors or new entrants into our industry may use a number of different strategies to compete against us, including:

•	lower pricing;

•	more aggressive advertising and marketing;

•	enhanced product and service offerings;

•	extension of credit to customers on terms more favorable than we make available;

•	innovative store formats; and

•	improved retail sales methods.

Competition could cause us to lose market share, net sales and customers, increase expenditures or reduce prices or margins, any of which could have a material adverse effect on our business and results of operations. In addition, competition could have an impact on our comparable store sales.

Our growth strategy depends in part on our ability to open and profitably operate new stores in existing and new geographic markets. If we fail to successfully manage the challenges our planned growth poses, fail to maintain our financial and internal controls and systems or encounter unexpected difficulties during our expansion, our net sales and profitability could be materially adversely affected.

New stores that we open may not be profitable or may take longer than anticipated to open or to reach desired levels of profitability. Furthermore, the addition of new stores in existing markets may adversely affect the performance of nearby stores. Collectively, these circumstances could lower our profit, operating income and profit margins. There are a number of factors that could affect our ability to open or acquire as well as operate new stores at profitable levels consistent with our existing stores, including:

•	competitors, consumer tastes and discretionary spending patterns in adjacent and new markets that are different from those in our existing markets;

•	the failure to open enough stores in new markets to achieve a sufficient market presence to compete successfully;

•	the inability to identify and acquire suitable store sites and to negotiate acceptable leases for these sites;

•	difficulties associated with the hiring, training and retention of additional sales personnel and store managers;

•	the inability to obtain government approvals, licenses and permits in a timely manner;

•	the failure to adequately supervise construction and manage development costs;

•	the inability to secure adequate landlord financing;

•	difficulties or delay in obtaining construction materials and labor; and

•	problems or delays in pre-opening store promotion and related publicity.

In addition, our growth plans will require management to expend significant time, effort and resources to ensure the continuing adequacy of our financial and other internal controls, operating procedures, information systems, product purchasing, inventory management, warehousing and distribution systems and employee training programs. We may not be able to effectively manage these increased demands or respond on a timely basis to the changing demands that our planned expansion will impose on our management, financial and other internal controls and information systems. If we fail to successfully manage the challenges our planned growth poses, fail to improve these systems and controls or encounter unexpected difficulties during our expansion, our net sales and profitability could be materially adversely affected.

A disruption in our relationships with, or in the operations of, any of our key suppliers could cause our net sales and profitability to decline.

The success of our business and our growth strategy depends to a significant degree on our relationships with our suppliers. Our largest suppliers include Frigidaire, Hitachi, Samsung, Sony, Toshiba and Whirlpool. Whirlpool represented more than 10% of our total purchases in fiscal 2007. We do not have long-term supply agreements or exclusive arrangements with our major suppliers. We typically order our inventory through the issuance of individual purchase orders to vendors. We have no contractual assurance of the continued supply of merchandise in the amount and assortment we currently offer our customers and we may be subject to rationing by suppliers. In addition, we rely heavily on a relatively small number of suppliers. Our top ten and 20 suppliers represented 71.7% and 87.1%, respectively, of our purchases in fiscal 2007. The loss of any one or more of our key vendors or our failure to establish and maintain relationships with these and other vendors could materially adversely affect our supply and assortment of products, as we may not be able to find suitable replacements to supply products at competitive prices.

If we fail to anticipate changes in consumer preferences, our net sales and profitability may decline.

Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. Our success depends upon our ability to anticipate and respond in a timely manner to trends in consumer preferences relating to major household appliances and consumer electronics. Significant deviations from the anticipated consumer preferences for the products we sell could result in lost sales and lower margins due to the need to mark down excess inventory. For example, we anticipated an increase in flat and large screen television sales by remodeling many of our stores to include plasma and LCD television display walls. Similarly, we added fully operational kitchens in several of our locations as we began to offer home appliances with added features. Had we misjudged the market for these products, we not only would have had excess inventory, but our remodeling expenses would have decreased our net sales, profitability and cash flow without the counterbalance of the increased sales of these products. If we are unable to effectively introduce and sell new products to our customers, our business and results of operations could be adversely affected.

If we cannot attract and retain highly qualified sales personnel and store managers, our level of customer service may decline, which may decrease our net sales and profitability.

A key element of our competitive strategy is to provide product expertise to our customers through our extensively trained, commissioned sales associates which, we believe, results in more of our customers purchasing higher-margin, feature-rich products. If we are unable to attract and retain qualified personnel as needed in the future, including qualified sales personnel and candidates for our manager-in-training, or MIT, program, our level of customer service may decline, which may decrease our net sales and profitability.

We have significant future capital needs that we may be unable to fund and this failure could curtail our projected growth.

Our expansion plans will require substantial capital, including funds for capital expenditures, pre-opening costs, working capital requirements and initial operating losses related to new store openings. We also require additional capital for remodeling and renovating our existing stores and to transition to a new management information system. Gross capital expenditures during fiscal 2007, prior to any forward funding arrangements, were $19.5 million. See “—Any failure of our information technology infrastructure, or any delay or problem with the upgrading of our existing management information system, could cause a disruption in our business and increase costs.” If the cash provided by operating activities, available borrowings under our revolving credit facility and proceeds from sale and leaseback transactions are not sufficient to fund our operations, store expansion and renovation activities and infrastructure and information technology investment, we may be required to seek additional capital. If we are not able to obtain such additional financing on favorable terms, we may need to curtail our expansion plans and defer some or all of the upgrade of our management information system.

Due to the concentration of our stores in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama, we are subject to risks from economic downturns as well as from weather conditions and natural disasters in these areas, which could negatively impact our net sales and reduce our profitability.

Our stores are located in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama. We therefore have exposure to these local economies as well as weather conditions and natural disasters occurring in these states. If these markets individually or collectively suffer an economic downturn or other adverse event, there could be an adverse impact on our comparable store sales, net sales and profitability and our ability to implement our planned expansion program. Several of our larger competitors operate stores nationwide and thus are not as vulnerable as we are to these risks. In addition, our net sales depend on discretionary consumer spending, which may decrease on a regional or national basis due to a number of factors beyond our control, including unfavorable economic conditions, increases in consumer debt levels, unemployment or inflation, or other factors that adversely affect consumer confidence.

A natural disaster or other disruption at our central distribution centers could cause us to lose merchandise and be unable to effectively deliver to our customers and stores, which could reduce our profits.

We currently rely on two central distribution centers in Atlanta and Indianapolis to handle our distribution needs. Any natural disaster or other serious disruption to these centers due to fire, tornado or any other calamity could damage a significant portion of our inventory, and materially impair our ability to adequately stock our stores and deliver merchandise to customers and could result in decreased net sales, increased costs and reduced profits.

Our quarterly results fluctuate due to seasonal demand for our products and if we miscalculate this demand our net sales and profitability could decline.

We experience seasonal fluctuations in our net sales and operating results due in part to seasonal shopping patterns. For example, in fiscal 2006 and 2007, we generated 31.2% and 31.6%, respectively, of our net sales in the fiscal quarter ended December 31, which includes the holiday selling season. We also incur significant additional costs and expenses during this fiscal quarter due to increased staffing levels and higher purchase volumes. If we miscalculate the demand for our products generally or for our product mix during the fiscal quarter ending December 31, our net sales could decline, resulting in excess inventory, which could tie up our working capital and revolving credit facility, as well as lower our profit margin as a result of product markdowns. A shortfall in expected net sales, combined with our significant additional expenses during these fiscal quarters, could cause a significant decline in our operating results.

If we are unable to retain key management, we could have difficulty implementing our business strategy, which may result in reduced net sales, operating margins and profitability.

We are dependent on the skills, experience and continued service of Jerry W. Throgmartin, our Chairman and Chief Executive Officer, Dennis L. May, our President and Chief Operating Officer, and Donald J. B. Van der Wiel, our Chief Financial Officer. We entered into employment agreements with these key officers which include secrecy, non-competition and other customary provisions. If Messrs. Throgmartin, May or Van der Wiel cease to be active in the management of our business or decide to join a competitor or otherwise compete directly or indirectly with us, our business and operations could be harmed, and we could have difficulty in implementing our strategy, which may result in reduced net sales, operating margins and profitability.

If our third-party delivery service is unable to meet our promised delivery schedule, our net sales may decline due to a decline in customer satisfaction.

We offer same-day delivery of virtually all of the products we sell. A majority of our deliveries is outsourced to a third-party delivery service. Our third-party delivery service is subject to risks that are beyond our control. If our products are not delivered to our customers on time, our customers may cancel their orders or we may lose business from these customers in the future. As a result, our net sales and profitability may decline.

Changes in trade regulations, currency fluctuations and other factors beyond our control could negatively affect our net sales, profitability and competitive position.

A significant portion of our inventory is manufactured outside the United States. Changes in trade regulations, currency fluctuations, economic or political instability, natural disasters, public health emergencies and other factors beyond our control may increase the cost of items we purchase or create shortages of these items, which in turn could have a material adverse effect on our cost of goods, or may force us to increase prices, thereby adversely impacting net sales and profitability. Conversely, significant reductions in the cost of these items in U.S. dollars may cause a significant reduction in the retail prices of those products, enabling price competition that adversely impacts net sales and profitability, as well as our competitive position.

Any failure of our information technology infrastructure, or any delay or problem with the upgrading of our existing management information system, could cause a disruption in our business and increase costs.

Our ability to operate our business from day to day largely depends on the efficient operation of our management information system. We use our management information system to conduct our operations and for critical corporate and business planning functions, including store operations, sales management, merchandising, marketing, supply chain and inventory management, financial reporting and accounting, delivery and other customer services and various administrative functions. Any failure that is not covered by our disaster recovery plan could cause an interruption in our operations and adversely affect our financial results. Our existing computer hardware platform, upon which several key business software applications reside, will no longer be supported by the manufacturer after December 31, 2008. We have commenced a plan to migrate these key software applications to a new operating system and hardware platform prior to December 31, 2008. Our current estimate of the additional capital expenditures related to this project and certain other management information system enhancements is approximately $7 million to $10 million over the next two years. This estimate could increase if we are required to accelerate the implementation of our current migration plan. Our transition to the new operating system and hardware platform may not be completed in the expected timeframe, and may result in significant unanticipated costs.

Risks Related to this Offering and Ownership of our Common Stock

There has been no prior trading market for our common stock, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price will be negotiated between us and representatives of the underwriters and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in the offering.

Our stock price may be volatile, and you could lose all or part of your investment.

The market for equity securities has been extremely volatile. The following factors could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in the consumer electronics and home appliances industries;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel; and

•	announcements by us, our competitors or our suppliers of acquisitions, investments or strategic alliances.

Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the public offering price.

The sale of a substantial number of shares of our common stock after this offering may cause the market price of our common stock to decline.

If our existing stockholders sell shares of common stock in the public market following this offering, including shares issued upon the exercise of outstanding options, or if the market perceives that these sales could occur, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Upon completion of this offering, we will have 31,616,600 outstanding shares of common stock, assuming no exercise of outstanding options. After this offering, approximately 9,383,000 shares, including the shares to be sold in this offering, will be freely tradable. There are 22,233,600 shares and 3,960,000 shares issuable upon exercise of outstanding options that are subject to lock-up agreements in which the holders have agreed not to sell any shares for 180 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. In addition, there are up to 468,750 shares reserved for offer under the directed share program, all of which are subject to lock-up agreements in which such holders have agreed not to sell any shares for 90 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC. The shares and shares subject to options that are subject to lock-up agreements generally will be available for sale after the end of the respective lock-up periods.

We have also entered into a registration rights agreement that will obligate us, after completion of this offering, to register for public resale an aggregate of 21,550,000 shares of outstanding common stock, at the option of the shareholders who are parties to that agreement. However, under the registration rights agreement, Jerry W. Throgmartin has agreed, and under the lock-up agreements described above the holders of registrable shares have agreed, not to exercise their registration rights for 180 days following this offering. If, upon the expiration of the lock-up agreements, all or a portion of these shareholders exercise their right to require us to register their shares for resale and sell shares of common stock in the public market, the market price of our common stock could decline.

We have anti-takeover defense provisions in our certificate of incorporation and bylaws and provisions in our debt instruments that may deter potential acquirors and depress the price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions:

•	authorize our board of directors to issue “blank check” preferred stock and determine the powers, preferences and privileges of those shares without prior stockholder approval;

•	limit the calling of special meetings of stockholders; and

•

impose a requirement that an affirmative vote of the holders of 66 2/3% of the outstanding shares of common stock is required to amend certain provisions of the certificate of incorporation and bylaws.

Our debt instruments also contain provisions that could have the effect of making it more difficult or less attractive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Specifically, the terms of our senior notes require that they be redeemed at a premium over their principal amount in the event that we undergo a change of control. In addition, our existing credit facility provides that a change of control constitutes an event of default under that facility and will cause the borrowing under our credit facility to become immediately due. Our future debt agreements, including our new credit facilities, may contain similar provisions. The need to repay all of this indebtedness may deter potential third parties from acquiring us.

Under these various provisions in our certificate of incorporation, bylaws and debt instruments, a takeover attempt or third-party acquisition of us, including a takeover attempt that may result in a premium over the market price for shares of our common stock, could be delayed, deterred or prevented. In addition, these provisions may prevent the market price of our common stock from increasing in response to actual or rumored takeover attempts and may also prevent changes in our management. As a result, these anti-takeover and change of control provisions may limit the price investors are willing to pay in the future for shares of our common stock.

Our executive officers, directors and current principal stockholders own a large percentage of our voting common stock and could limit new stockholders’ influence on corporate decisions.

Immediately after this offering, our executive officers, directors, current holders of more than 5% of our outstanding common stock and their respective affiliates will beneficially own, in the aggregate, approximately 64.7% of our outstanding common stock. Should some of these stockholders act together, they would be able to control all matters requiring approval by our stockholders, including mergers, sales of assets, the election of directors, the approval of mergers or other significant corporate transactions. The interests of these stockholders may not always coincide with our corporate interests or the interests of other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of our other stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance relating to store growth, expansion into new markets, generation of free cash flow, sales trends of particular lines of merchandise and other statements contained in this prospectus, including certain statements under the headings “Prospectus Summary,” “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business,” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, these forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations are:

•	competition in existing, adjacent and new metropolitan markets;

•	changes in consumer preferences;

•	our ability to effectively manage and monitor our operations, costs and service quality;

•	our reliance on a small number of suppliers;

•	rapid inflation or deflation in core product prices;

•	the failure of manufacturers to introduce new products and technologies;

•	customer acceptance of new technology;

•	our dependence on our key management personnel and our ability to attract and retain qualified sales personnel;

•	our ability to negotiate with our suppliers to provide products on a timely basis at competitive prices;

•	the identification and acquisition of suitable sites for our stores and the negotiation of acceptable leases for those sites;

•	the effect of general and regional economic, housing and employment conditions on our net sales;

•	fluctuation in seasonal demand;

•	our ability to maintain our rate of growth and penetrate new geographic areas;

•	our ability to locate suitable new store sites;

•	our ability to obtain additional financing and maintain our credit facilities;

•	our ability to maintain and upgrade our information technology systems;

•	the effect of a disruption at our central distribution centers;

•	changes in cost for print, radio and television advertising; and

•	changes in trade regulations, currency fluctuations and prevailing interest rates.

Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section and elsewhere in this prospectus. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any of these statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments.

REGISTERED TRADEMARKS

This prospectus refers to trademarks owned by us. The trademarks we own include hhgregg®, HHGREGG.COM™, H.H. Gregg Appliances Electronics Computers™, WELCOME TO THE REVOLUTION™, HHG™ and Fine Lines®. This prospectus also includes product names and other trade names and service marks owned by other companies. The tradenames and service marks of other companies are the property of such other companies.

THE RECAPITALIZATION

We consummated a recapitalization of Gregg Appliances on February 3, 2005 to provide liquidity for certain existing stockholders and to help us achieve our long-term growth objectives by partnering with a private equity firm with expertise in assisting retail companies to execute their growth strategies and to provide us with access to additional capital if required to support our growth. In the recapitalization, our management stockholders retained substantial equity in our business and our non-management stockholders sold all of their equity, which facilitated a concurrent investment by Freeman Spogli in our Company. As part of the recapitalization, a wholly owned subsidiary of GIC, an entity formed by an affiliate of Freeman Spogli, merged with and into Gregg Appliances and GIC acquired $111.2 million of equity of Gregg Appliances. In connection with the recapitalization, total consideration of approximately $286.4 million was paid to the then existing equity holders of Gregg Appliances. As part of the consideration, Gregg Appliances issued to certain of our stockholders $25.0 million principal amount of junior notes, which will be redeemed as required by their terms with the proceeds of this offering. Three of our management stockholders retained a portion of the common stock of Gregg Appliances held by them before the recapitalization.

Freeman Spogli is a private equity firm dedicated to investing and partnering with management in companies in the retailing, direct marketing and distribution industries in the United States. Since its founding in 1983, Freeman Spogli has invested approximately $2.4 billion of equity in 41 portfolio companies with aggregate transaction values in excess of $16.0 billion.

IPO REORGANIZATION

hhgregg, Inc., the Issuer, is a recently formed Delaware corporation and does not have any independent operations. As of the date of this prospectus, the Issuer is a stand-alone entity with no assets or operations. Prior to the effectiveness of the registration statement on Form S-1 of which this prospectus is a part, Gregg Appliances will become a wholly owned subsidiary of the Issuer. We are entering into these transactions to (i) reincorporate our company in the state of Delaware to obtain the flexibility and certainty of the Delaware corporate laws, (ii) create a holding company structure to provide strategic and capital structure flexibility and (iii) provide an efficient structure for state and local tax planning. The diagram below illustrates the ownership structure of Gregg Appliances prior to the IPO reorganization described below. The ownership percentages presented in the charts below exclude all outstanding options.

Structure Prior to IPO Reorganization

Immediately prior to the effectiveness of the registration statement on Form S-1 of which this prospectus is a part, GIC and the Management Stockholders will contribute their shares of Gregg Appliances to the Issuer in exchange for common stock of the Issuer. As a result of this contribution, GIC and the Management Stockholders will own common stock of the Issuer in the same proportion as their ownership in Gregg Appliances prior to this contribution, and Gregg Appliances will be a wholly owned subsidiary of the Issuer. In addition, the Issuer will assume all outstanding options to purchase common stock of Gregg Appliances held by the directors, officers and employees of Gregg Appliances. Immediately after the contribution, GIC will be dissolved, and the common stock of the Issuer held by GIC will be distributed to its members in proportion to their ownership interest in GIC. In the above chart, the “Non-Management Members” of GIC includes Freeman Spogli, and the “Management Stockholders” of Gregg Appliances include Jerry W. Throgmartin, Dennis L. May and Gregg W. Throgmartin.

In connection with this offering, we intend to repurchase all of our outstanding junior notes and senior notes and refinance our existing credit facilities. The diagram below illustrates our ownership structure following the IPO reorganization and sale of common stock by us and the selling stockholders in this offering.

Structure Following IPO Reorganization

Other than its ownership interest in Gregg Appliances, the Issuer will not have any independent operations. The Issuer will derive all of its revenues and cash flow from its subsidiary, Gregg Appliances. HHG Distributing, LLC is a wholly owned subsidiary of Gregg Appliances and has substantially no assets or operations.

2007 DEBT REFINANCING

In connection with the consummation of this offering, we intend to amend and restate our existing $75 million revolving credit facility to, among other things, increase the amount to $100 million, and enter into a new $100 million term loan B. In addition, we intend to offer to purchase all of the outstanding senior notes issued by our wholly owned subsidiary, Gregg Appliances, pursuant to a tender offer commenced by Gregg Appliances on June 26, 2007. The total consideration to be paid for each $1,000 principal amount of senior notes validly tendered and accepted for purchase will be determined using a yield equal to a fixed spread of 50 basis points plus the bid-side yield to maturity of the applicable treasury yield and will include a consent payment of $30 per $1,000 principal amount of the notes payable to those holders who consent to certain amendments to the indenture governing the notes prior to the consent payment deadline. Acceptance of the notes tendered by holders pursuant to the tender offer is conditioned upon, among other things, (a) the receipt of tendered senior notes from the holders of at least a majority of the aggregate principal amount of the senior notes outstanding, (b) the receipt of consents to the proposed amendments to the indenture governing the senior notes from the holders of at least a majority of the aggregate principal amount of the senior notes outstanding, (c) the consummation of this offering resulting in gross proceeds to us of at least $50 million, (d) the consummation of the IPO reorganization, and (e) the closing of the refinancing of our credit facilities. To the extent the expiration date for the tender offer is extended by more than 10 days, the tender offer will be re-priced. We expect to pay the tender offer price to the holders of notes validly tendered on the date of the consummation of this offering.

We also intend to redeem all of our outstanding junior notes pursuant to their terms with the proceeds of this offering. The terms of our junior notes provide that we will redeem the notes in full, together with all accrued and unpaid interest to the date of payment no later than 30 business days after the consummation of this offering. We are effecting these transactions to achieve our long-term growth objective by replacing our existing debt with a new credit facility with more favorable terms.

USE OF PROCEEDS

The estimated net proceeds to us from this offering will be approximately $43.5 million based on an assumed initial public offering price of $16.00 per share, the mid-point of the price range set forth on the front cover of this prospectus after deducting estimated discounts, commissions and expenses payable by us. We intend to use the net proceeds from this offering, together with cash on hand and borrowings under our new credit facilities, to (i) redeem $25.0 million in aggregate principal amount of our junior notes pursuant to their terms and (ii) pay a portion of the purchase price of our $111.2 million aggregate principal amount of outstanding senior notes pursuant to the tender offer we commenced on June 26, 2007. The junior notes and the senior notes accrue interest at 6% and 9%, respectively, and have a maturity date of February 3, 2015 and February 1, 2013, respectively. Until the proceeds are used for these purposes, we intend to invest the proceeds in cash and cash equivalents. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.

DIVIDEND POLICY

We have never declared a dividend and our operating subsidiary Gregg Appliances has not declared or paid any cash dividend on our capital stock since the recapitalization on February 3, 2005. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

The terms of our existing revolving credit facility and senior notes indenture place restrictions on our ability to pay dividends and otherwise transfer assets to our stockholders and our future debt agreements, including our new credit facilities, will contain similar restrictions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007 (1) on an actual basis and (2) as adjusted to give pro forma effect to the IPO reorganization, this offering and the 2007 debt refinancing. The table below should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Statements” “IPO Reorganization,” “2007 Debt Refinancing” and the historical consolidated financial statements of Gregg Appliances and related notes included elsewhere in this prospectus.

	As of March 31, 2007
	Actual	Pro Forma
	(dollars in thousands)

Cash and cash equivalents	$1,498	$1,498

Revolving credit facility(1)	—	15,783	(2)

New term loan	—	100,000	(3)

Senior notes	116,205	—	(4)

Junior notes	18,254	—	(5)

Total debt	134,459	115,783

Total stockholders’ equity	16,293	43,969	(6)

Total capitalization	$150,752	$159,752

(1)	The existing revolving credit facility provides for up to $75 million in borrowings and includes a $25 million sub-limit for letters of credit. Borrowings under the revolving credit agreement are subject to a borrowing base calculation based on specified percentages of eligible accounts receivable and inventories. The existing revolving credit facility has a scheduled maturity of February 3, 2010. The amount outstanding under our revolving credit facility does not reflect outstanding letters of credit totaling $3.0 million as of March 31, 2007.
(2)	Concurrently with the closing of this offering, we expect to enter into an amended and restated $100 million revolving credit facility with a $25.0 million sub-limit for letters of credit. Borrowings under the amended and restated revolving credit agreement will be subject to a borrowing base calculation based on specified percentages of eligible accounts receivable and inventories. The amended and restated revolving credit facility is expected to have a five-year term. It is expected that the amended and restated revolving credit facility would have $15.8 million drawn as of March 31, 2007 on a pro forma basis to pay fees and expenses associated with this offering and to fund a portion of the 2007 debt refinancing. We expect that the amount drawn on our amended and restated revolving credit facility will decrease by approximately $11.5 million for every $10 million of senior notes not purchased as described in footnote (4) below. The amount drawn under our new $100 million revolving credit facility as of the closing of this offering may vary.
(3)	In connection with the closing of this offering, we expect to enter into a new $100 million term loan B. We expect the new term loan B will have a six-year term. The proceeds will be used to fund a portion of the 2007 debt refinancing.
(4)	We intend to offer to purchase all of our outstanding senior notes pursuant to a tender offer we commenced on June 26, 2007. We have assumed that 100% of the senior notes will be purchased in the tender offer and that the purchase price will be based on the reference treasury rate plus a market premium plus interest to the closing date of the tender offer. The actual amount of the senior notes that we purchase and the purchase price may vary.
(5)	In conjunction with the closing of this offering, the junior notes will be redeemed in accordance with their terms.
(6)	After giving effect to the sale by us of 3,125,000 shares of common stock at an assumed initial public offering price of $16.00 per share, the mid-point of the price range on the front cover of this prospectus, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon completion of this offering.

Our net tangible book value as of March 31, 2007 was approximately $16.3 million, or $0.57 per share of our common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding before giving effect to this offering.

After giving effect to the sale by us of 3,125,000 shares of common stock in this offering at the assumed initial public offering price of $16.00 per share after deducting estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2007 would have been $44.0 million, or $1.39 per share of our common stock. This represents an immediate increase in net tangible book value of $0.82 per share to our existing stockholders and an immediate dilution of $14.61 per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$16.00
Net tangible book value per share of common stock at March 31, 2007	$0.57
Increase per share attributable to new investors	0.82

Pro forma as adjusted net tangible book value per share after this offering		1.39

Dilution per share to new investors		$14.61

If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value will increase to $2.10 per share, representing an increase to existing holders of $0.71 per share, and there will be an immediate dilution of $13.90 per share to new investors.

The following table sets forth, on an as adjusted basis at March 31, 2007, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by the new investors, at an assumed initial public offering price of $16.00 per share, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	22,241,600	70.3%	$111,208,000	42.6%	$5.00
New investors	9,375,000	29.7	150,000,000	57.4	16.00

Total	31,616,600	100%	$261,208,000	100%	$8.26

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) total consideration paid by new investors $9.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their overallotment option in full, our existing stockholders would own 65.9% and our new investors would own 34.1% of the total number of shares of common stock outstanding after this offering.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 22,241,600 shares or 70.3% of the total number of shares of our common stock outstanding after this offering. If the underwriters’ over-allotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be reduced to 20,835,350 or 65.9% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to 10,781,250 or 34.1% of the total number of shares of our common stock outstanding after this offering.

To the extent outstanding options are exercised, new investors will experience further dilution.

The number of shares purchased is based on 28,491,600 shares of common stock outstanding as of June 15, 2007. The discussion and table above exclude the following shares:

•	3,978,666 shares of common stock issuable upon the exercise of options outstanding as of the date of this offering, at a weighted average exercise price of $6.78; and

•

An additional 3,000,000 shares of common stock reserved under our new equity incentive plan pursuant to which 590,000 options to purchase our common stock will be granted immediately upon the consummation of this offering with an exercise price equal to the offering price.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical consolidated financial data and store operating information as of the dates and for the periods indicated. The selected historical consolidated statement of income and balance sheet data as of and for each of the fiscal years ended March 31, 2003, 2004, 2005, 2006 and 2007 are derived from, and are qualified in their entirety by, the historical audited consolidated financial statements of Gregg Appliances. For the fiscal years ended March 31, 2003, 2004 and for a portion of the fiscal year ended March 31, 2005, Gregg Appliances was required, pursuant to GAAP, to consolidate certain variable interest entities controlled by a former director and principal stockholder or members of his immediate family, from which we lease certain real property and our corporate airplane. Effective at the closing of the recapitalization of Gregg Appliances on February 3, 2005, Gregg Appliances was no longer required to consolidate the variable interest entities for accounting purposes. Thus the financial information for the period following the closing of the recapitalization does not include these entities. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following data together with “Business,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements of Gregg Appliances and the related notes. In the following tables (including the footnotes thereto), dollars are in thousands, except per share data, store data and as otherwise indicated.

	Fiscal Year Ended March 31,
	2003	2004	2005	2006	2007
Statement of Income Data:
Net sales	$617,402	$753,156	$803,199	$900,424	$1,059,428
Cost of goods sold	422,862	513,408	548,105	616,512	730,696

Gross profit	194,540	239,748	255,094	283,912	328,732
Selling, general and administrative expenses	141,619	175,034	184,224	209,484	228,920
Net advertising expense	25,269	33,243	35,678	41,660	43,996
Stock-based compensation(1)	—	2,390	9,277	—	—
Gain on transfer of extended maintenance obligations(2)	—	—	—	(27,850)	—
Restructuring and asset impairment charges(3)	—	—	—	1,009	1,997

Income from operations	27,652	29,081	25,915	59,609	53,819

Other expense (income):
Interest expense	1,311	1,052	3,866	19,000	17,464
Interest income	(444)	(278)	(977)	(231)	(243)
Gain related to early extinguishment of debt	—	—	—	(39)	1,403
Recapitalization transaction costs	—	—	4,745	—	—
Minority interest	484	99	3,813	—	—

Total other expense	1,351	873	11,447	18,730	18,624

Income before income taxes and cumulative effect of accounting change	26,301	28,208	14,468	40,879	35,195
Income tax expense (benefit)(4)	—	—	(14,780)	18,664	13,837

Income before cumulative effect of accounting change	26,301	28,208	29,248	22,215	21,358
Cumulative effect of change in accounting principle(5)	(1,313)	—	—	—	—

Net income	$24,988	$28,208	$29,248	$22,215	$21,358

Per Share Data:
Basic net income per share(6)	$0.42	$0.46	$0.51	$0.78	$0.75

Diluted net income per share(7)	$0.42	$0.46	$0.51	$0.78	$0.73

Weighted average shares outstanding—Basic	60,062,858	61,810,588	57,580,570	28,307,332	28,496,728
Weighted average shares outstanding—Diluted	60,062,858	61,810,648	57,613,290	28,307,332	29,400,378

Other Data:
EBITDA(8)	$33,592	$38,353	$25,992	$70,107	$64,079
Adjusted EBITDA(9)	32,200	38,787	38,295	44,596	65,482
Capital expenditures	25,194	15,546	15,212	19,046	19,492

	Fiscal Year Ended March 31,
	2003		2004		2005		2006		2007

Store Data:
Number of stores, end of period	48		54		58		67		77
Total store square footage (in thousands)	1,624		1,862		2,009		2,333		2,651
Net sales per store (in thousands)(10)	$13,438		$13,897		$14,005		$14,074		$14,642
Net sales per square foot(11)	$388		$397		$404		$405		$420
Comparable store sales(12)	(5.5)%		1.3%		0.4%		1.7%		5.5%
Inventory turnover(13)	6.1	x	6.8	x	7.3	x	7.0	x	6.9x

Balance Sheet Data (at end of period):
Cash and cash equivalents	$9,151		$8,648		$8,642		$2,301		$1,498
Total assets	176,581		177,767		293,104		283,764		290,525
Total debt	15,226		15,383		182,285		178,242		134,459
Minority interest	10,523		16,478		—		—		—
Stockholders’ equity (deficit)	26,802		25,589		(32,847)		(5,154)		16,293

(1)	Stock-based compensation expense for fiscal 2004 and 2005 represents compensation expense related to stock issued in exchange for a nonrecourse note and stock appreciation rights representing variable awards to our employees under our previous stock appreciation right and option programs which were terminated at the time of the recapitalization. Stock compensation expense for the fiscal year ended March 31, 2007 represents compensation expense of share-based payment awards in accordance with the provisions of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment (SFAS 123R) and thus is recorded in selling, general and administrative expenses.

(2)	Prior to October 2005, we sold third-party extended service plans, or ESPs, on appliances and sold our own self-insured ESPs on electronics. We also maintained a service and repair network to service the electronics ESPs we sold and to do repair work on behalf of certain electronics manufacturers for manufacturer warranty claims. In October 2005, we began outsourcing our self-insured electronics warranties and exited the product service business to remove exposure to warranty liabilities and reduce the costs and complexity associated with product service and repair. The gain reflects the transfer of our existing extended service plan liabilities on electronics to General Electric Company, or GE, the party that serviced our appliance warranties less the payment made to GE.

(3)	For fiscal 2006, this amount represents the restructuring charges related to the outsourcing of our product service and repair offerings. For fiscal 2007, this amount represents the goodwill impairment charge associated with the acquisition of a single-store builder appliance supplier. Please refer to footnote 17 of the notes to the audited financial statements of Gregg Appliances included elsewhere herein for a discussion of the acquisition.

(4)	For all periods prior to the recapitalization, we operated as an S corporation and were not subject to U.S. federal and certain state income taxes. Upon the closing of the recapitalization, we became subject to U.S. federal and certain state and local income taxes applicable to C corporations.

(5)	In fiscal 2003, we recorded a cumulative effect adjustment of $1.3 million resulting from vendor consideration initially recognized in fiscal 2002 that is recorded as a reduction in inventory cost (rather than as a reduction in advertising expense) under Emerging Issues Task Force (EITF) Issue 02-16, Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor.

(6)	Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding.

(7)	Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares from outstanding options and stock appreciation rights been issued.

(8)	EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization and cumulative effect of change in accounting principle. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•

Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only as a supplement.

(9)

Adjusted EBITDA is defined as EBITDA, without giving effect to stock-based compensation, the consolidation of the variable interest entities which are no longer consolidated, the non-capitalized transaction costs related to the recapitalization, the restructuring charges related to the outsourcing of our product service and repair offerings, the gain on transfer of extended maintenance obligations, the gain related to the early extinguishment of debt, the IPO reorganization, this offering and the 2007 debt refinancing. We have presented Adjusted EBITDA because we believe that the exclusion of these non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We have provided this information to analysts, investors and other third parties to enable them to perform more meaningful comparisons of past, present, and future operating results and as a means to evaluate the results of our on-going operations. Management uses Adjusted EBITDA to determine payment levels on our executives’ incentive compensation plan as well as our compliance with certain covenants under our credit agreement that are calculated based on similar measures. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•

Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplement.

The following table contains a reconciliation of our net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA:

	Fiscal Year Ended March 31,
	2003	2004	2005	2006	2007
Net income	$24,988	$28,208	$29,248	$22,215	$21,358
Income tax (benefit) expense	—	—	(14,780)	18,664	13,837
Interest income	(444)	(278)	(977)	(231)	(243)
Interest expense	1,311	1,052	3,866	19,000	17,464
Depreciation and amortization	6,424	9,371	8,635	10,459	11,663
Cumulative effect of change in accounting principle	1,313	—	—	—	—

EBITDA	33,592	38,353	25,992	70,107	64,079

Stock-based compensation adjustment(a)	—	2,390	9,277	—	—
De-consolidation adjustment(b)	(1,392)	(1,956)	(1,719)	—	—
Recapitalization transaction costs(c)	—	—	4,745	—	—
Restructuring charges related to service exit(d)	—	—	—	2,378	—
Gain on transfer of extended maintenance obligations(e)	—	—	—	(27,850)	—
Loss (gain) related to early extinguishment of debt(f)	—	—	—	(39)	1,403

Adjusted EBITDA	$32,200	$38,787	$38,295	$44,596	$65,482

(a)	Represents compensation expense recognized in fiscal 2004 and 2005 related to stock issued in exchange for a nonrecourse note receivable and stock appreciation rights representing variable awards granted to our employees.
(b)	Reflects amounts required to be included in our financial statements from the consolidation of certain variable interest entities that lease property to us. These adjustments add back rent expense paid to related entities, eliminate the depreciation and amortization related to the leased properties and eliminate the minority interest and the interest related to third-party secured debt on some of the leased property.
(c)	Represents non-capitalized transaction costs related to the recapitalization.
(d)	Represents restructuring charges related to the outsourcing of our product services and repair offerings.
(e)	Represents the gain on the transfer of certain extended service plan warranties.
(f)	Represents the loss (gain) related to the early extinguishment of debt. These adjustments represent the difference between the purchase price and the carrying value of our senior notes, as well as the associated write-off of debt issuance costs.

(10)	Net sales per store is calculated by dividing net sales for the trailing 12-month period, as adjusted to exclude service revenues, for stores open the entire period by the number of stores open the entire period. Net sales excludes service revenues of $10,679, $11,507, $13,670, $7,443 and $0 for fiscal 2003, 2004, 2005, 2006 and 2007, respectively.

(11)	Net sales per square foot is calculated by dividing net sales for the trailing 12-month period, as adjusted to exclude service revenues, for stores open the entire period by the total square feet for those stores. Net sales excludes service revenues of $10,679, $11,507, $13,670, $7,443 and $0 for fiscal 2003, 2004, 2005, 2006 and 2007, respectively.

(12)	Comprised of net sales at stores operating for at least 14 full months, including remodeled and relocated locations and our website.

(13)	Inventory turnover for the specified period is calculated by dividing our cost of goods sold for the trailing 12-month period by the average of the beginning and ending inventory for that period.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements have been derived from the application of pro forma adjustments to our historical condensed financial statements appearing elsewhere in this prospectus.

The unaudited pro forma condensed consolidated balance sheet gives effect to:

•	this offering;

•	expected borrowings under our amended and restated revolving credit facility;

•	expected borrowings from a new term loan B; and

•

the application of proceeds from the foregoing items to the purchase of our senior notes and related payment of purchase premiums and accrued interest, the redemption of our junior notes and the payment of transaction fees and expenses related to this offering and 2007 debt refinancing as if these transactions had occurred on March 31, 2007.

The unaudited pro forma condensed consolidated statement of income for the fiscal year ended March 31, 2007 gives effect to this offering and the 2007 debt refinancing as described above as if they had occurred on April 1, 2006. The unaudited pro forma condensed consolidated statement of income does not give effect to the transaction costs, including the expected loss on early extinguishment of debt, and the related income tax benefit due to their non-recurring nature for the respective periods presented herein. We estimate that we would have recorded a one-time charge of approximately $15.8 million, net of tax, related to the early extinguishment of our debt in the fiscal year that the 2007 debt refinancing occurred.

Preparation of the pro forma information was based on assumptions deemed appropriate by our management. The pro forma information is unaudited and is not necessarily indicative of the results which would have actually occurred if this offering and the 2007 debt refinancing had been consummated at the beginning of the period presented, nor does it purport to represent the financial position and results of operations for future periods. You should read the following summary financial, pro forma and other data together with “IPO Reorganization”, “2007 Debt Refinancing”, “Use of Proceeds”, “Capitalization”, “Business”, “Selected Historical Consolidated Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Gregg Appliances and related notes appearing elsewhere in this prospectus. In the following tables (including the footnotes thereto), dollars are in thousands, except as otherwise indicated.

hhgregg, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Income

	For the Fiscal Year Ended March 31, 2007
	Actual	Adjustments	Pro Forma
Net sales	$1,059,428	$—	$1,059,428
Cost of goods sold	730,696	—	730,696

Gross profit	328,732	—	328,732
Selling, general and administrative expenses	228,920	—	228,920
Net advertising expense	43,996	—	43,996
Restructuring and asset impairment charges	1,997	—	1,997

Income from operations	53,819	—	53,819
Other expense (income):
Interest expense (1)	17,464	(7,571)	9,893
Interest income	(243)	—	(243)
Loss related to early extinguishment of debt	1,403	(1,403)	—

Total other expense	18,624	(8,974)	9,650

Income before income taxes	35,195	8,974	44,169
Income tax expense (2)	13,837	3,590	17,427

Net income	$21,358	$5,384	$26,742

Basic net income per share (3)	$0.75		$0.85

Diluted net income per share (3)	$0.73		$0.82

Weighted average shares outstanding – Basic (3)	28,496,728		31,621,728
Weighted average shares outstanding – Diluted (3)	29,400,378		32,525,378

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

hhgregg, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income

(1)	The adjustments to interest expense are comprised of the following:

For the Fiscal Year Ended March 31, 2007
Elimination of interest on senior notes	$(13,209)
Elimination of interest and accretion on junior notes	(2,011)
Elimination of amortization of historical deferred financing costs	(1,507)
Elimination of interest and fees for existing revolving credit facility	(836)

Sub-total	$(17,563)
Interest on term loan B borrowings	7,610
Interest and fees under amended and restated revolving credit facility	1,889
Amortization of new deferred financing costs	493

Total	$(7,571)

We have assumed we will purchase 100% of the senior notes and that the purchase price will be based on the reference treasury rate plus a market premium. The actual amount of the senior notes that we purchase and the purchase price may vary from our assumption. We expect that the amount of interest expense will increase by $0.2 million for every $10 million of senior notes not purchased. We have assumed an interest rate of LIBOR + 2.25% on the new term loan B borrowings and LIBOR + 1.25% on the amended and restated revolving credit facility borrowings. In addition, assuming we purchase 100% of the senior notes, an increase or decrease of 0.25% in the interest rate on our new revolving credit facility or term loan B would result in an increase or decrease of annual interest expense of $0.1 million or $0.3 million, respectively. The interest expense presented above does not include the effect of capitalized interest totaling approximately $100,000.

(2)	Adjustment to reflect taxes on the pro forma income before income taxes at an assumed rate of 40.0%, for all respective periods.
(3)	Pro forma assumes that the 3,125,000 primary shares expected to be issued pursuant to this offering were outstanding for the entire fiscal year ended March 31, 2007.

hhgregg, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Balance Sheet

	As of March 31, 2007
	Actual	Adjustments (1)	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$1,498	$—	$1,498
Accounts receivable-trade	10,641	—	10,641
Accounts receivable-other	11,203	—	11,203
Merchandise inventories	113,602	—	113,602
Prepaid expenses and other current assets	7,239	—	7,239
Deferred income taxes (2)	1,574	10,549	12,123

Total current assets	145,757	10,549	156,306

Net property and equipment	52,129	—	52,129
Deferred financing costs, net (3)	6,342	(3,542)	2,800
Deferred income taxes	85,891	—	85,891
Other	406	—	406

Total assets	$290,525	$7,007	$297,532

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable – vendors	$73,973	—	73,973
Line of credit	—	15,783	15,783
Customer deposits	16,958	—	16,958
Accrued liabilities	36,325	(1,993)	34,332

Total current liabilities	127,256	13,790	141,046

Long-term liabilities:
Long-term debt (4)	134,459	(34,459)	100,000
Other liabilities	12,517	—	12,517

Total long-term liabilities	146,976	(34,459)	112,517

Total liabilities	274,232	(20,669)	253,563

Stockholders’ equity:
Preferred stock	—	—	—
Common stock (5)	113,909	43,500	157,409
Accumulated deficit (2)	(97,401)	(15,824)	(113,225)

	16,508	27,676	44,184
Notes receivable for common stock	(215)	—	(215)

Total stockholders’ equity	16,293	27,676	43,969

Total liabilities and stockholders’ equity	$290,525	$7,007	$297,532

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

hhgregg, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(1)	The unaudited pro forma condensed consolidated balance sheet gives effect to the following estimated sources and uses of funds from this offering and the 2007 debt refinancing as if they had occurred on March 31, 2007 and excludes all proceeds from the offering of shares by the selling stockholders included in this offering:

Source of funds:
Assumed proceeds from issuance of common stock (a)	$50,000
Assumed borrowings from amended and restated revolving credit facility	15,783
Assumed borrowings from new term loan B	100,000

$165,783

Uses of funds:
Purchase of aggregate principal of senior notes (b)	$116,205
Purchase premium on senior notes (b)	12,585
Redemption of accreted book value of junior notes	18,254
Payment of remaining original issue discount on junior notes (c)	6,746
Deferred financing costs incurred on the amendment and restatement of our revolving credit facility and new term loan B	2,800
Accrued interest on senior and junior notes	1,993
Underwriters’ commissions and discounts on primary offering	3,500
Estimated fees and expenses associated with tender offer on senior notes	700
Estimated fees and expenses associated with this offering	3,000

$165,783

(a)	Represents expected primary proceeds of $50.0 million from the issuance of common stock in this offering.

(b)

Assumes that we will purchase 100% of the senior notes and that the purchase price is based on the reference treasury rate plus a market premium. During the first quarter of fiscal 2008, we purchased approximately $5.0 million of additional senior notes at an average price of 108.0% of face value on the open market. The actual amount of the senior notes that we purchase and the purchase price may vary.

(c)	Represents payment of the remaining original issue discount on the junior notes in accordance with their terms.

(2)	Reflects the following adjustments to accumulated deficit and deferred income taxes related to this offering and the 2007 debt refinancing:

Loss on the early extinguishment of debt (a)	$(26,373)
Income tax benefit associated with this offering and the 2007 debt refinancing, at an assumed income tax rate of 40.0%	10,549

Total	$(15,824)

(a)	Reflects the one-time charge for the estimated loss on the early extinguishment of debt associated with the 2007 debt refinancing, comprised of the following components:

Purchase premium on senior notes (see footnote 1 (b) above)	$(12,585)
Payment of remaining original issue discount on junior notes	(6,746)
Estimated fees and expenses associated with tender offer on senior notes	(700)
Write-off of deferred financing costs on senior and junior notes and revolving credit facility	(6,342)

Total	$(26,373)

hhgregg, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(3)	Reflects the write-off of deferred financing costs of $6.3 million related to our senior notes, junior notes and the existing revolving credit facility and the recording of $2.8 million related to our amended and restated revolving credit facility and term loan B.

(4)	Reflects the following adjustments to long-term debt related to the 2007 debt refinancing:

Purchase of aggregate principal of senior notes (see footnote (1) (b) above)	$(116,205)
Redemption of accreted book value of junior notes	(18,254)
Assumed borrowings from new term loan B	100,000

Total	$(34,459)

(5)	Reflects the following adjustments to common stock related to this offering:

Assumed proceeds from issuance of common stock (see footnote (1) (a) above)	$50,000
Underwriters’ commissions and discounts on primary offering	(3,500)
Estimated fees and expenses associated with this offering	(3,000)

Total	$43,500

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion and analysis of our financial condition and results of operations in conjunction with our “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Statements” and the consolidated financial statements of Gregg Appliances and the related notes appearing elsewhere in this prospectus. This discussion and analysis of our financial condition and results of operations assumes that the IPO reorganization has been completed and Gregg Appliances is our wholly owned subsidiary. The information in this section contains forward-looking statements (see “Cautionary Note Regarding Forward-Looking Statements”). Our actual results may differ significantly from the results suggested by these forward-looking statements and from our historical results. Some factors that may cause our results to differ are described in the “Risk Factors” section of this prospectus.

IPO Reorganization

The Issuer is a recently formed Delaware corporation and does not have any independent operations. Immediately prior to the effectiveness of the registration statement on Form S-1 of which this prospectus is a part, the stockholders of Gregg Appliances will contribute their shares of Gregg Appliances to the Issuer in exchange for common stock of the Issuer. As a result of this contribution, the stockholders of Gregg Appliances will own common stock of the Issuer in the same proportion as their ownership in Gregg Appliances prior to the contribution, and Gregg Appliances will be a wholly owned subsidiary of the Issuer. We are entering into these transactions to (i) reincorporate our company in the state of Delaware to obtain the flexibility and certainty of the Delaware corporate laws, (ii) create a holding company structure to provide strategic financing and capital structure flexibility and (iii) provide an efficient structure for state and local tax planning. Immediately after the contribution, GIC, the majority stockholder of Gregg Appliances, will be dissolved and the common stock of the Issuer held by GIC will be distributed to its members in proportion to their ownership interest in GIC.

Recapitalization of Gregg Appliances

We consummated a recapitalization of Gregg Appliances on February 3, 2005 to provide liquidity for certain existing stockholders and to help us achieve our long-term growth objectives by partnering with a private equity firm with expertise in assisting retail companies to execute their growth strategies and to provide us with access to additional capital if required to support our growth. In the recapitalization, our management stockholders retained substantial equity in our business and our non-management stockholders sold all of their equity, which facilitated a concurrent investment by Freeman Spogli in our Company. As part of the recapitalization, a wholly owned subsidiary of GIC, an entity formed by an affiliate of Freeman Spogli, merged with and into Gregg Appliances and GIC acquired $111.2 million of equity of Gregg Appliances. The equity holders of Gregg Appliances at the time of the recapitalization received consideration of approximately $286.4 million. As part of the consideration, Gregg Appliances issued to certain of its stockholders $25.0 million principal amount of junior notes. The junior notes will be redeemed with the proceeds of this offering pursuant to their terms. Three of our management stockholders retained a portion of the common stock of Gregg Appliances held by them before the recapitalization.

Immediately following the consummation of the recapitalization of Gregg Appliances on February 3, 2005, GIC owned 80.01% of the outstanding common stock of Gregg Appliances and the remaining 19.99% of the common stock of Gregg Appliances was held by three of its management stockholders. GIC and the former stockholders of Gregg Appliances made an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, or the Code, to treat the recapitalization as an asset purchase for tax purposes. This has the effect of increasing the tax basis of our assets and thereby lowering our cash taxes. In accordance with Emerging Issues Task Force, or EITF, 94-10, Accounting by a Company for the Income Tax Effect of Transactions among or with Its Shareholders, under Financial Accounting Standards Board, or FASB Statement No. 109, the tax benefit of the recapitalization transaction was recorded as an equity transaction. The total deferred taxes set up at February 3, 2005 as a result of these transactions were $115.5 million. For all periods prior to the recapitalization Gregg Appliances operated as an S corporation for U.S. federal and state income tax purposes, which means that taxable income of Gregg Appliances was taxed at the stockholder level rather than at the corporate level.

Following the recapitalization, Gregg Appliances no longer qualifies as an S corporation, and we are now subject to U.S. federal and certain state and local income taxes applicable to C corporations. In addition, as a result of the accounting treatment for the recapitalization, our stockholders’ equity account initially became negative because the payments to our stockholders whose shares of our capital stock were redeemed in the recapitalization (converted to cash in the merger) reduced retained earnings.

Consolidation of Certain Related Party Entities

As of the date of the recapitalization, we leased seven of our stores and our corporate airplane from entities controlled by a director and principal stockholder of our company, or members of his immediate family. Until September 30, 2004, we leased three additional stores from entities controlled by members of the principal stockholder’s extended family, the properties for which were sold to unaffiliated third parties on September 30, 2004. Pursuant to FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, or FIN 46R, for periods prior to the recapitalization, we were required to consolidate these related party entities for accounting purposes, effective as of March 31, 2004. Prior to the effective date of FIN 46R, we were required to consolidate these entities based on guidance in EITF Issue No. 90-15, Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions and EITF Topic No. D-14, Transactions involving Special-Purpose Entities.

FIN 46R explains how to identify variable interest entities and how an entity determines whether it has a controlling financial interest in a variable interest entity through means other than voting control and, accordingly, whether it should consolidate that entity. Because, prior to the recapitalization, we and the Throgmartin entities from which we lease or have leased property were controlled by the same persons or their immediate family members and because of our contractual lease arrangements with these variable interest entities, we were required to consolidate these entities for accounting purposes.

Effective upon the closing of the recapitalization, we were no longer required to consolidate these entities because we were no longer under common control with them and there was no longer an implicit guarantee.

We discuss the impact of the consolidation of the related party entities on our financial condition and results of operations below. In general, our historical consolidated balance sheets prior to the recapitalization reflect:

•	an increase in property and equipment as the result of the inclusion of the leased property;

•	an increase in indebtedness to account for the third-party debt secured by some of the property owned by these entities; and

•	a minority interest in earnings with respect to the variable interest entities.

As a result of the consolidation of the related party entities, our historical consolidated statements of income prior to the recapitalization reflected:

•	a decrease in rent expense included in selling, general and administrative expenses due to the elimination of rent expense owed to the related entities;

•	an increase in depreciation and amortization expense included in selling, general and administrative expense related to the leased properties;

•	an increase in gain on sale of property related to the leased properties owned by the related party entities;

•	an increase in interest expense related to the third-party secured debt on properties that we lease from related party entities; and

•	a minority interest by related party entities.

For a more complete description of the impact of the adoption of FIN 46R on our historical consolidated financial statements, see notes 1(s) and 11 to the notes to our audited consolidated financial statements included elsewhere in this prospectus and the table of selected statement of income data for our company in “Results of Operations.”

Overview

We are a specialty retailer of consumer electronics, appliances, accessories and related services operating under the names hhgregg® and Fine Lines® in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama.

This overview section is divided into five sub-sections discussing our operating strategy and performance, store development strategy, outsourcing of extended service plans and exit from product service business, industry and economic factors and material trends and uncertainties.

Operating Strategy and Performance. We focus the majority of our floor space, advertising expense and distribution infrastructure on the marketing, delivery and installation of a wide selection of premium video and appliance products. We display over 100 models of flat panel televisions and 400 major appliances in our stores with an especially broad assortment of models in the middle- to upper-end of product price ranges. Video and appliance net sales comprised 83%, 85% and 87% of our net sales mix in fiscal 2005, 2006 and 2007, respectively.

Net sales mix and comparable store sales percentage changes by product category for fiscal 2006 and 2007 were as follows:

	Net Sales Mix Summary		Comparable Store Sales Summary
	Fiscal Year Ended		Fiscal Year Ended
	March 31, 2006	March 31, 2007	March 31, 2006	March 31, 2007
Video	44%	47%	(0.1)%	9.3%
Appliances	41%	40%	3.9%	3.5%
Other (1)	15%	13%	1.0%	(0.6)%

Total	100%	100%	1.7%	5.5%

(1)	Primarily consists of audio, personal electronics, mattresses and computer notebooks.

Our 5.5% comparable store sales increase for fiscal 2007 reflects a higher average selling price driven by continued increases in sales of higher-ticket items in video and major appliances and mattresses. Our video sales performance was fueled by triple-digit flat panel television sales growth, particularly in larger screen sizes, outpacing the double-digit sales decline in projection and tube televisions. Our appliance product category growth reflected continuing, increased demand for high-efficiency, major appliances, particularly in the laundry, dishwasher and cooking sub-categories. The comparable store sales decline in our other product category was primarily due to declines in personal electronics, largely offset by the company-wide roll-out of mattresses in the early part of fiscal 2007.

We strive to differentiate ourselves through our customer purchase experience starting with a highly-trained, consultative commissioned sales force which educates our customers on the features and benefits of our products, followed by rapid product delivery and installation, and ending with helpful post-sales support services. We carefully monitor our competition to ensure that our prices are competitive in the market place. Our experience has been that informed customers often choose to buy a more heavily-featured product once they understand the applicability and benefits of its features. Heavily-featured products typically carry higher average selling prices and higher margins than less-featured, entry-level price point products. Our gross profit margin, defined as net sales less the related cost of goods sold expressed as a percentage of sales, has exceeded 31% for the past three fiscal years and has been driven by this enhanced sales mix.

The following table summarizes certain operating data that we believe are important to an understanding of the efficiency of our operating model:

	Fiscal Year Ended March 31,
	2005		2006		2007
Inventory turnover (1)	7.3	x	7.0	x	6.9	x
Working capital (as a percentage of sales) (2)	3.2%		1.9%		1.5%
Net capital expenditures (as a percentage of sales) (3)	1.9%		2.1%		1.2%

(1)    Inventory turnover for the specified period is calculated by dividing our cost of goods sold for the fiscal year by the average of the beginning and ending inventory for that period.

(2)    Working capital is calculated by dividing current assets excluding cash, deposits and the current portion of deferred income taxes by current liabilities excluding current deferred revenue on extended maintenance agreements as of the end of the respective fiscal year-end. Working capital, as defined, is divided by net sales for the respective fiscal year.

(3)    Represents capital expenditures less proceeds from sale and leaseback transactions, expressed as a percentage of sales.

We focus on leveraging our semi-fixed expenditures in advertising, distribution and regional management through closely managing our inventory, working capital and store development expenditures. Our inventory has averaged 7.1 turns per year over the past three fiscal years. Our working capital has averaged 2.1%, expressed as a percentage of sales, over the past three fiscal years. Our capital expenditures have averaged 1.7%, measured as a percentage of sales, over the past three fiscal years. These factors, combined with our strong store-level profitability, have contributed to the generation of significant free cash flow over the past two fiscal years. This has enabled us to rapidly de-leverage our balance sheet and internally fund our store growth.

Store Development Strategy. Over the past several years, we have adhered closely to a development strategy of adding stores to metropolitan markets in clusters to achieve rapid market share penetration and more efficiently leverage our distribution network, advertising and regional management costs. Our expansion plans include looking for new markets where we believe there is significant underlying demand for stores, typically in areas that demonstrate above-average economic growth, strong household incomes and growth in new housing starts and/or remodeling activity. Our markets typically include most or all of our major competitors. We plan to continue to follow our approach of building store density in each major market and distribution area, which in the past has helped us to improve our market share and realize operating efficiencies.

During fiscal 2007, we opened seven of ten new stores in existing markets which helped to significantly leverage our advertising and distribution costs in those markets. In fiscal 2008, we plan to open approximately 13 to 15 new stores primarily by entering new markets in Raleigh/Durham and Birmingham. We plan to enter the Florida market in fiscal 2009, providing us with significant store growth opportunities in the future. We do not expect to enjoy the same favorable leveraging impact in the next two fiscal years as our growth plans are heavily weighted towards new, rather than existing markets.

Outsourcing of ESPs and Exit from Product Service Business. In October 2005, we made a change to our operating model by completing the outsourcing of virtually all of our extended service plans, or ESPs, and our product service and repair offerings. Prior to October 2005, we sold third-party ESPs on appliances and sold our own self-insured ESPs on electronics. We also maintained a service and repair network to service the electronics ESPs we sold and to do repair work on behalf of certain electronics manufacturers for manufacturer warrantee claims. In October 2005, we began outsourcing our self-insured electronics warranties and exited the product service business to remove exposure to warranty liabilities and reduce the escalating costs and complexity associated with product service and repair. We transferred our existing extended service plan liabilities on electronics to a third party that serviced our appliance warranties. We paid the third party approximately $21.5 million to assume these obligations and recognized a pre-tax net gain of approximately $27.9 million for the elimination of the obligations, which reflected the net liabilities transferred to the third party less the $21.5 million payment to that party. We also incurred a restructuring and asset impairment charge of $2.4 million during fiscal 2006 related to exiting the service business.

This transfer allowed us to recognize the sale of ESPs and the related expense at the time of the sale of a product rather than deferring the revenue associated with the sale and amortizing the direct selling costs, including commissions, over the term of the service agreement. Upon the transfer, we no longer recognized revenue or expenses related to ESPs sold in prior periods and no longer had any liability for ESPs. We also no longer received revenue from manufacturers for performing service and repair on their behalf and no longer incurred any related costs. The comprehensive impact to our results of operations following this transfer spread over fiscal 2006 and 2007 was to improve our operating income margin, specifically comprised of a reduction in gross margin percent, offset by an even greater, corresponding reduction in selling, general and administrative margin.

Industry and Economic Factors. Both the consumer electronics and home appliance industries have experienced attractive growth rates over the past several years, driven by product innovations and introductions particularly in the premium segment that we target. Our average selling prices for major appliances have increased for the last three fiscal years in part due to innovations in high-efficiency laundry and three-door refrigeration. This trend has added stability to our sales performance relative to our consumer electronics-focused competitors.

The consumer electronics industry depends on new products to drive sales and profitability. Innovative, heavily-featured products are typically introduced at relatively high price points, which are then gradually reduced to drive consumption. For example, as prices for digital flat-panel television products fall below the $3,000 range, more of our customers purchase them, with the result that the average unit selling price of the video products we carry and the quantity we sell have risen in each of the last three fiscal years. We do not expect this trend to materially change for the foreseeable future.

According to the CEA, sales of consumer electronics are expected to remain strong, growing by 6.5% in 2007 due to the continued adoption of digital and more portable products along with continuing trends of price declines for higher-ticket items, such as flat panel televisions. Display Search, a wholly-owned subsidiary of the CEA, projects digital television sales to grow at a compound annual growth rate of 12.7% through 2010, in part due to the FCC mandate that all televisions incorporate a digital tuner by 2009.

AHAM is currently projecting a 2.6% increase in shipments of major appliances including washers, dryers, dishwashers, refrigerators, freezers and ranges in calendar 2007 to 47.8 million units. We believe that form and aesthetics have become an increasingly important factor in major appliance purchase decisions. Accordingly, the rise in average unit selling prices of major appliances that we have benefited from for the past three fiscal years is not expected to change dramatically for the foreseeable future.

Material Trends and Uncertainties. The innovation in certain consumer electronic product categories, such as DVD players, camcorders and audio products, has not been sufficient to maintain average selling prices. These mature products have become commoditized and have experienced price declines and reduced margins. As certain of our products become commodities, we focus on selling the next generation of these affected products, carefully managing the depth and breadth of commoditized products that we offer and introducing all-together new product lines which are complementary to our existing product mix.

There has been price compression in flat panel televisions for equivalent screen sizes over the past several years. As with similar product life cycle experiences with console televisions, VHS recorders and large-screen projection televisions, we have responded to this risk by shifting our sales mix to focus on newer, higher-margin items such as 1080p and 120hz technologies, (two technological developments that enhance display quality) larger screen sizes and, in certain circumstances, increasing our unit sales at a rate greater than the decline in product prices.

There has been a decline in new housing starts in the past year. Nonetheless, according to Home Furnishings News, U.S. consumer spending on major appliances reached $19.5 billion in calendar 2006, representing an increase of 7.1% over calendar 2005. Through the three months ended March 31, 2007, according to AHAM, there has been a 9.5% decline in year-over-year unit shipments of major appliances. A significant portion of the unit shipment declines have been borne by the manufacturers who sell to the largest homebuilders directly. We have, as in past housing downturns, attempted to carefully manage our assortment ensuring that it is tailored toward middle- to upper-price point appliances which have, in our experience, been less impacted by these downturns. As a result, our appliance product category had a 9.3% comparable store sales increase during the three months ending March 31, 2007.

Outlook

Over the last four years we have grown our net sales at a compound annual rate of approximately 12%. With our expectations to grow our store count at a compound annual rate of approximately 15% to 18% over the next several years, combined with moderate comparable store sales growth levels similar to our long-term historical trends, we expect long-term net sales growth to exceed historical performance. We also expect some modest deleveraging, which should lead to increased earnings per share growth.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on other assumptions that we believe to be relevant under the circumstances and these estimates form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions and/or conditions. We continually evaluate the information used to make these estimates as our business and the economic environment changes. We use estimates throughout our financial statements, but the accounting policies and estimates we consider most critical, are described below:

Vendor Allowances. We receive funds from our vendors for volume rebates, marketing support, training and other discount and promotional programs, which we record on an accrual basis as a reduction of either the related expense or the related product cost. The majority of our vendors support us with cooperative advertising. The programs are typically negotiated at least annually and are generally based on product purchase volume.

We accrue allowances based on the satisfaction of terms of the program and sales of qualifying products even though we may not receive the allowances until the end of a quarter or year. When we record vendor allowances we must determine the period in which they should be recognized in the consolidated statements of income and whether they should be reflected as adjustments to cost of goods sold or the related expense, as provided in EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor. If the programs provide reimbursement for specific, incremental and identifiable costs incurred to promote a vendor’s products, the allowances, credits, or payments are recorded as a reduction of the related expense in the period in which the cost is incurred.

We also deduct amounts for cooperative advertising from our payments to manufacturers for inventory purchases based on individual agreements with our manufacturers. For all other vendor programs, the allowances, credits or payments are recorded as a reduction to the related inventory cost (rather than as a reduction to advertising expense) and recognized in cost of goods sold when the product is sold.

Self-Insured Liabilities. We are self-insured for certain losses related to workers’ compensation, general liability, motor vehicle and health insurance. We obtain third-party insurance coverage to limit our exposure to certain of these claims. When estimating our self-insurance liabilities, we consider a number of factors, including historical claims experience, loss estimates and information provided by third-party administrators. We periodically review our assumptions, estimates and the information provided by third-party administrators to determine the adequacy of our reserves for our self-insured liabilities. Our reserves for self-insurance were $4.1 million and $5.1 million as of March 31, 2006 and 2007, respectively.

Stock-based Compensation. On April 1, 2006 we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R). As we are considered a nonpublic entity, as defined in SFAS 123R, that used the minimum value method for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation (FAS 123), we were required to apply the prospective transition method at the date of adoption. Under this transition method, we apply SFAS 123R to any new awards and to any awards modified, repurchased or cancelled since April 1, 2006. For all awards outstanding on March 31, 2006, we continue to apply the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25. Under the provisions of SFAS No. 123R, we will not provide pro forma disclosures for outstanding awards accounted for under the intrinsic value method. In accordance with APB Opinion No. 25, we did not recognize compensation expense in connection with employee stock option grants upon adoption because stock options, granted prior to April 1, 2006 were granted at exercise prices equal to or greater than the fair value of the common stock at the date of grant.

The calculation of share-based employee compensation expense involves estimates that require management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant elements in the Black-Scholes option pricing model: expected volatility and expected term. We use an independent valuation advisor to assist us in projecting expected stock price volatility. We also consider both the historical volatility of our peer group’s stock price as well as implied volatilities from exchange-traded options on our peer group’s stock in accordance with Staff Accounting Bulletin No. 107 (SAB 107). Our expected term represents the period that our stock options are expected to be outstanding and is determined using the simplified method described in SAB 107. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. See Note 7 to the consolidated financial statements for a further discussion on stock-based compensation.

Income Taxes. We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

SFAS No. 109, Accounting for Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. We are subject to U.S. federal and certain state and local income taxes applicable to C corporations. We use significant estimates that require management’s judgment in calculating our provision for income taxes. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations, or cash flows.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment and ensuring that the deferred tax asset valuation allowance is adjusted as appropriate.

Description of Certain Line Items

The following is a description of additional components of certain line items from our consolidated financial statements:

Net Sales. Net sales consists of gross revenues from sales of products, delivery and installation and other services, net of promotions, rebates and discounts. Net sales also include revenues from sales of our extended service plans, or ESPs. In October 2005, a third party assumed our obligations related to our previously sold ESPs. See note 16 to our audited consolidated financial statements for further discussion of the transaction related to our ESPs. When we were the primary obligor on the ESP, we recognized revenue from the sale of the ESP ratably over the life of the contract. When the primary obligor on the ESP is a third party, we recognize commission revenue from the sale of the ESP at the time of sale, net of the portion paid to the third-party obligor.

Cost of Goods Sold. Cost of goods sold is defined as the cost of gross inventory sold, including any handling charges, in-bound freight expenses and physical inventory losses, less the recognized portion of certain vendor allowances. Because we do not include costs related to our store distribution facilities in cost of goods sold, our gross profit may not be comparable to that of other retailers that include these costs in cost of goods sold and in the calculation of gross profit.

Selling, General & Administrative Expenses (SG&A). SG&A includes the majority of our costs (other than cost of goods sold, net advertising expense, stock-based compensation (in accordance with APB Opinion No. 25), gain on transfer of extended maintenance obligations, restructuring and asset impairment charges, interest and loss (gain) related to early extinguishment of debt) including wages, rent, depreciation and amortization, taxes (other than income taxes), insurance, utilities, delivery costs, distribution costs, service expense, repairs and maintenance of stores and equipment, stock-based compensation (in accordance with SFAS No. 123R) and other general administrative expenses.

Net Advertising Expense. Net advertising expense consists of advertising costs as incurred reduced by payments received from vendors under cooperative advertising.

Stock-based Compensation. Stock-based compensation reflects all compensation expense associated with the issuance of stock options and stock appreciation rights as discussed in note 7 to our audited consolidated financial statements in accordance with APB Opinion No. 25. As noted above, stock-based compensation in accordance with SFAS No. 123R is included in SG&A.

Gain on Transfer of Extended Maintenance Obligations. Gain on transfer of extended maintenance obligations reflects the net liabilities transferred less payments made to a third party to transfer our extended maintenance obligations.

Restructuring and Asset Impairment Charges. In fiscal 2006, restructuring and asset impairment charges consist of charges associated with our decision to outsource our product service and repair offerings. These charges reflect fair market adjustments to the carrying value of long-lived assets, primarily comprised of vehicles and equipment, and severance related charges in relation to certain eliminated positions. In fiscal 2007, restructuring and asset impairment charges relate to goodwill impairment associated with the acquisition of a single-store builder appliance supplier.

Other Expense (Income). Other expense (income) includes interest expense, interest income, loss (gain) related to early extinguishment of debt, recapitalization transaction costs, and minority interest.

Results of Operations

Summary of Key Operating Trends for our Company on a De-consolidated Basis. As discussed in “Consolidation of Certain Related Party Entities,” we were required, pursuant to GAAP, to consolidate certain variable interest entities controlled by a former director and principal stockholder of ours or members of his immediate family prior to the recapitalization of Gregg Appliances on February 3, 2005. Following the recapitalization, we were no longer required to consolidate these related party entities for accounting purposes because these entities were no longer under common control and there was no longer an implicit guarantee. As a result of the consolidation of the related party entities, our accompanying consolidated statements of income are not comparable. A detailed description of these related party transactions can be found in “Certain Relationships and Related Party Transactions”. The following condensed statements of income for the years ended March 31, 2005, 2006 and 2007 have been presented on a consolidated basis, as well as on a de-consolidated basis, for comparative purposes.

Certain Operating Information

The following table reflects our operating results on a consolidated basis including the variable interest entities for the years and periods indicated as a percentage of net sales.

	Fiscal Year Ended March 31,
	2005	2006	2007
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	68.2	68.5	69.0

Gross profit	31.8	31.5	31.0
Selling, general and administrative expenses	22.9	23.3	21.6
Net advertising expense	4.4	4.6	4.2
Stock-based compensation	1.2	—	—
Gain on transfer of extended maintenance obligations	—	(3.1)	—
Restructuring and asset impairment charges	—	0.1	0.2

Income from operations	3.2	6.6	5.1
Other expense	1.4	2.1	1.8
Income tax expense (benefit)	(1.8)	2.1	1.3

Net income	3.6%	2.5%	2.0%

Certain percentage amounts do not sum to total due to rounding.

The following table reflects our operating results on a de-consolidated basis excluding the variable interest entities for the years and periods indicated as a percentage of net sales.

	Fiscal Year Ended March 31,
	2005	2006	2007
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	68.2	68.5	69.0

Gross profit	31.8	31.5	31.0
Selling, general and administrative expenses	23.5	23.3	21.6
Net advertising expense	4.4	4.6	4.2
Stock-based compensation	1.2	—	—
Gain on transfer of extended maintenance obligations	—	(3.1)	—
Restructuring and asset impairment charges	—	0.1	0.2

Income from operations	2.7	6.6	5.1
Other expense	0.9	2.1	1.8
Income tax expense (benefit)	(1.8)	2.1	1.3

Net income	3.6%	2.5%	2.0%

Certain percentage amounts do not sum to total due to rounding.

The following table sets forth our selected historical de-consolidated statement of income data for the years and periods indicated (dollars are in thousands).

	Fiscal Year Ended March 31,
	2005	2006	2007
Net sales	$803,199	$900,424	$1,059,428
Cost of goods sold	548,105	616,512	730,696

Gross profit	255,094	283,912	328,732
Selling, general and administrative expenses	188,469	209,484	228,920
Net advertising expense	35,678	41,660	43,996
Stock-based compensation	9,277	—	—
Gain on transfer of extended maintenance obligations	—	(27,850)	—
Restructuring and asset impairment charges	—	1,009	1,997

Income from operations	21,670	59,609	53,819
Other expense	7,202	18,730	18,624
Income tax expense (benefit)	(14,780)	18,664	13,837

Net income	$29,248	$22,215	$21,358

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Net Sales. Net sales in fiscal 2007 increased by $159.0 million, or 17.7% to $1,059.4 million from $900.4 million for fiscal 2006. This increase in sales was primarily attributable to the addition of ten stores and a 5.5% increase in comparable stores sales during fiscal 2007. The comparable store sales performance was driven by gains in video, major appliances and mattresses. Video sales performance was driven by flat panel television sales growth outpacing the sales decline in projection and tube televisions.

Gross Profit. As a percentage of sales, our gross profit margin declined by 0.5% to 31.0% for fiscal 2007 from 31.5% for fiscal 2006. The decline in gross profit, as a percentage of sales, was primarily attributable to our decision to outsource our product service and repair work to a third-party provider as well as to sell third-party extended service plans along with the related change in ESP revenue recognition associated with these changes. This decline was more than offset by corresponding improvements in our SG&A expense measured as a percentage of sales.

Selling, General and Administrative Expenses (SG&A). As a percentage of sales, SG&A expenses decreased by 1.7%, to 21.6% for fiscal 2007 from 23.3% for fiscal 2006. The decrease in SG&A expense as a percentage of sales was primarily attributable to the outsourcing of our product service and repair work to a third-party provider and our decision to sell third-party extended service plans last year, as well as the leveraging effect of our sales growth across many SG&A categories.

Net Advertising Expense. As a percentage of sales, net advertising expense decreased by 0.4%, to 4.2% for fiscal 2007 from 4.6% for fiscal 2006. The decrease in net advertising expense was primarily due to a reduction in gross advertising expense as a percentage of sales.

Gain on Transfer of Extended Maintenance Obligations. During fiscal 2006, in connection with our efforts to exit our product service and repair offerings, we entered into an agreement with a third party to transfer our product service obligations for previously sold extended service plans. We paid the third party $21.5 million to assume our product service obligation and recognized a $27.9 million pretax gain on the sale in fiscal 2006.

Restructuring and Asset Impairment Charges. In connection with our transition to outsource our product service and repair services, we recorded restructuring and asset impairment charges of $1.0 million during fiscal

2006 in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. These charges represented asset impairments of certain long-lived assets and severance and benefits costs. The severance and benefits costs resulted in a cash outlay while the asset impairments were recognized as non-cash charges to write-off certain assets. During fiscal 2007, we recognized an impairment charge of $2.0 million for goodwill related to our single-store acquisition of Builder Appliance Supply, Inc. (BAS).

Other Expense. Other expense declined by $0.1 million to $18.6 million for fiscal 2007 from $18.7 million for fiscal 2006. This decrease in other expense was primarily due to a decrease in net interest expense of $1.5 million, partially offset by a $1.4 million loss related to early extinguishment of debt representing the difference between the purchase price and the carrying value of the senior notes repurchased during fiscal 2007, along with the associated write-off of debt issuance costs.

Income Tax Expense. The decrease in income tax expense during fiscal 2007 compared to fiscal 2006 was primarily the result of a reduction in income before income taxes in the current year compared to the prior year. The decrease in our effective income tax rate from 45.7% in fiscal 2006 to 39.3% in fiscal 2007 was the result of changes in state income tax rates and apportionment in fiscal 2006 coupled with the recognition of additional state income tax credits in fiscal 2007.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Net Sales. Net sales in fiscal 2006 increased 12.1% to $900.4 million from $803.2 million in fiscal 2005. This increase in sales was primarily attributable to the addition of nine stores and a 1.7% increase in comparable stores sales in fiscal 2006. The comparable store sales performance was primarily driven by sales growth in the major appliance and video categories, with gains in flat panel televisions outpacing the sales decline in projection and tube television sales.

Gross Profit. As a percentage of sales, our gross profit margin decreased by 0.3% to 31.5% in fiscal 2006 from 31.8% in fiscal 2005. The decrease in gross profit, as a percentage of sales, was primarily attributable to our decision to outsource our product service and repair work to third-party providers as well as to sell third-party ESPs.

Selling, General and Administrative Expenses. On a consolidated basis, SG&A expenses increased by 0.4%, as a percentage of sales, from 22.9% in fiscal 2005 to 23.3% for fiscal 2006. As adjusted to remove the impact of the consolidation of our variable interest entities, SG&A expenses decreased by 0.2%, as a percentage of sales, from 23.5% in fiscal 2005 to 23.3%. The decrease in SG&A expense as a percentage of sales, on a de-consolidated basis, for the year ended March 31, 2006 was primarily attributable to a decrease of approximately 0.8% from the outsourcing of our product service and repair work to third-party providers and our decision to sell third-party ESPs, partially offset by increases in professional fees, utilities and depreciation expense.

Net Advertising Expense. As a percentage of sales, net advertising expense increased 0.2% to 4.6% in fiscal 2006 from 4.4% in fiscal 2005. The increase was primarily attributable to the timing of excess advertising rebates received from vendors which were treated as a reduction in inventory in accordance with EITF 02-16, Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor.

Stock-Based Compensation. During fiscal 2005, we recognized stock-based compensation expense of $9.3 million related to the outstanding stock issued in exchange for a nonrecourse note and stock appreciation rights representing variable awards under Accounting Principles Board, or APB, Opinion No. 25 and related interpretations. Accordingly, stock-based compensation expense was recorded to reflect the increase in fair value of our common stock prior to our recapitalization. No stock-based compensation expense was recognized in fiscal 2006 in accordance with APB Opinion No. 25 as the stock options granted in fiscal 2006 were fixed awards and the exercise price of the stock options granted was equal to or greater than the fair value of the common stock on the date of grant.

Gain on Transfer of Extended Maintenance Obligations. In connection with our efforts to exit our product service and repair offerings, we entered into an agreement with a third party in fiscal 2006 to transfer our product service obligations for previously sold extended service plans. We paid the third party $21.5 million to assume our product service obligations and recognized a $27.9 million gain on the sale. The unrelated third party is now the obligor on virtually all of the ESPs we sell.

Restructuring and Asset Impairment Charges. In connection with our transition to outsource our product service and repair services, we recorded restructuring and asset impairment charges of $1.0 million during fiscal 2006 in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. These charges represented asset impairments of certain long-lived assets and severance and benefits costs. The severance and benefits costs resulted in a cash outlay while the asset impairments were recognized as non-cash charges to write-off certain assets.

Other Expense. Other expense, including recapitalization transaction costs and minority interest, on a consolidated basis increased $7.3 million from $11.4 million in fiscal 2005 to $18.7 million in fiscal 2006. As adjusted to remove the impact of the consolidation of our variable interest entities, other expense increased $11.5 million. This increase in other expense was primarily comprised of an increase in interest expense on the notes issued in connection with our recapitalization, partially offset by $4.7 million in transaction costs in fiscal 2005 related to the recapitalization.

Income Tax Expense (Benefit). Prior to February 3, 2005, Gregg Appliances was organized as an S corporation. Accordingly, the allocable share of taxable income or loss was included in the tax returns of the stockholders and income taxes were not reflected in our consolidated financial statements. Following the recapitalization, we no longer qualify as an S corporation and are now subject to U.S. federal and certain state and local income taxes applicable to C corporations. During the year ended March 31, 2006 we recorded income tax expense of $18.7 million which was comprised of $18.6 million of deferred income tax expense, primarily the result of an increase in income before income taxes, and $0.1 million of current state tax expense. During fiscal 2005, we recorded deferred income tax assets of $115.5 million as of the date we converted from an S corporation to a C corporation, of which $16.6 million was credited to income tax benefit and $98.9 million was credited to retained earnings.

Liquidity and Capital Resources

Following the recapitalization, we are no longer required to consolidate the variable interest entities for accounting purposes. See “Consolidation of Certain Related Party Entities”. Thus, the results presented below for fiscal 2006 and fiscal 2007 are the same on both a consolidated and de-consolidated basis.

The following table presents a summary on a consolidated basis of our net cash (used in) provided by operating, investing and financing activities (dollars are in thousands):

	Fiscal Year Ended March 31,
	2005	2006	2007
Net cash (used in) provided by operating activities	$38,331	$(524)	$50,658
Net cash (used in) provided by investing activities	2,555	(16,143)	(15,035)
Net cash (used in) provided by financing activities	(40,892)	10,326	(36,426)

The following table presents a summary on a de-consolidated basis of our net cash (used in) provided by operating, investing and financing activities (dollars are in thousands):

	Fiscal Year Ended March 31,
	2005	2006	2007
Net cash (used in) provided by operating activities	$36,750	$(524)	$50,658
Net cash (used in) provided by investing activities	(7,646)	(16,143)	(15,035)
Net cash (used in) provided by financing activities	(28,940)	10,326	(36,426)

Our liquidity requirements arise primarily from our need to fund working capital requirements and capital expenditures.

Capital Expenditures. We make capital expenditures principally to fund our expansion strategy, which includes, among other things, investments in new stores and new distribution facilities, remodeling and relocation of existing stores, as well as information technology and other infrastructure-related projects that support our expansion. Capital expenditures were $15.2 million, $19.0 million and $19.5 million for fiscal 2005, fiscal 2006 and fiscal 2007, respectively, on both a consolidated and de-consolidated basis. The increase in capital expenditures during fiscal 2006 and 2007 is primarily attributable to a greater number of store openings during the periods and continued investments in our information systems. We opened nine new stores, acquired one new store, and relocated one store during fiscal 2007. We plan to open between 13 and 15 new stores during fiscal 2008. In addition, we plan to continue to invest in new stores, our management information system infrastructure as well as incur capital remodeling and improvement costs. We expect gross capital expenditures to range between $24 million and $26 million for fiscal 2008. Currently, we plan to execute two sale and leaseback transactions with estimated proceeds of approximately $2 million in fiscal 2008.

Cash (Used in) Provided by Operating Activities. Cash (used in) provided by operating activities primarily consists of net income as adjusted for increases or decreases in working capital and non-cash depreciation and amortization. Cash (used in) provided by operating activities was $38.3 million, $(0.5) million and $50.7 million for fiscal 2005, fiscal 2006 and fiscal 2007, respectively. As adjusted to remove the impact of our variable interest entities, cash (used in) provided by operating activities was $36.8 million, $(0.5) million and $50.7 million for the same periods. The decrease in cash flows, on a de-consolidated basis, for fiscal 2006 as compared to fiscal 2005 was primarily a result of a $21.5 million cash payment related to the transfer of our extended maintenance obligations to a third party, an increase in inventories and a decrease in net income. These items were partially offset by an increase in accounts payable. The increase in cash flows for fiscal 2007 as compared to fiscal 2006 was primarily the result of the transfer of extended maintenance obligations to a third party during fiscal 2006.

Cash (Used in) Provided by Investing Activities. Cash (used in) provided by investing activities on a consolidated basis was $2.6 million, $(16.1) million and $(15.0) million for fiscal 2005, fiscal 2006 and fiscal 2007, respectively. As adjusted to remove the impact of our variable interest entities, cash used in investing activities was $(7.6) million, $(16.1) million and $(15.0) million for the same periods. The increase for fiscal 2006 as compared to fiscal 2005, on a de-consolidated basis, was primarily due to an increase in capital expenditures, reduction of sales of property and equipment and repayment of notes receivable in fiscal 2005. The decrease for fiscal 2007 as compared to fiscal 2006 was primarily due to proceeds from sale and leaseback transactions during fiscal 2007, partially offset by cash paid for the acquisition of a single-store builder appliance supplier during fiscal 2007, proceeds on the sale of land held for sale during fiscal 2006 and the sale of a whole-life insurance policy during fiscal 2006.

Cash (Used in) Provided by Financing Activities. On a consolidated basis, financing activities (used) provided $(40.9) million, $10.3 million and $(36.4) million in cash for fiscal 2005, fiscal 2006 and fiscal 2007, respectively. On a de-consolidated basis, financing activities (used) provided $(28.9) million, $10.3 million and $(36.4) million for the same periods. The change for fiscal 2006 as compared to fiscal 2005 was primarily due to distributions to stockholders of $300.6 million in fiscal 2005, partially offset by proceeds from debt issuance, proceeds from common stock issuances, net payments on related party notes payable, payment of financing costs related to the recapitalization transaction in fiscal 2005 and an increase in book overdrafts. The change between fiscal 2006 and fiscal 2007 was primarily due to payments for the early extinguishment of debt in fiscal 2007.

Senior Notes. In connection with our recapitalization on February 3, 2005, Gregg Appliances issued $165 million in unsecured 9% senior notes. Interest on the senior notes is payable in arrears twice a year on February 1 and August 1. The senior notes will mature on February 3, 2013. On September 1, 2005, the interest on the senior notes increased to 9.25% per annum pursuant to section 4 of the Registration Rights Agreement dated February 3, 2005 between us and the initial purchasers of the senior notes. The interest rate increase remained in effect until the Registration Statement covering the exchange offer with respect to the senior notes was declared effective by the SEC and the exchange offer was consummated. On November 4, 2005, the exchange offer was consummated and the interest rate consequently decreased to 9.0% per annum.

Through March 31, 2007, we had purchased $48.8 million of our senior notes of which $44.3 million was purchased during fiscal 2007 at a weighted-average price of 98.72% of face value. During fiscal 2007, we recorded a loss related to the early extinguishment of debt representing the difference between the purchase price and the carrying value of the senior notes, net of related capitalized debt issuance costs of $1.4 million. Subsequent to March 31, 2007, we have purchased approximately $5.0 million of additional senior notes at a weighted-average price of 108.0% of face value on the open market. We intend to offer to purchase all of our outstanding senior notes with the proceeds of this offering.

Junior Notes. On February 3, 2005 Gregg Appliances issued to certain of our stockholders, $25.0 million in unsecured 6% junior subordinated notes based on an effective interest rate of 11%. These junior notes are subordinated to the senior notes and any payment of principal thereof directly or indirectly is deferred until the payment in full of all of the senior debt. Unless there is a default or an event of default under any senior debt, interest on the junior notes is payable in arrears on February 1 and August 1. The junior notes will mature on February 3, 2015. Accretion of the discount, which is included in interest expense in the accompanying consolidated statements of income, was approximately $0.5 million for the fiscal year ended March 31, 2007. We intend to redeem all of our outstanding junior notes pursuant to their terms with the proceeds of this offering and the additional debt refinancing described below.

Revolving Credit Facility. Gregg Appliances has a revolving credit agreement with a bank group for up to $75 million. The facility includes a $25 million sub-limit for letters of credit. Borrowings under the revolving credit agreement are subject to a borrowing base calculation based on specified percentages of eligible accounts receivable and inventories. Interest on borrowings is payable monthly at a fluctuating rate based on the bank’s prime rate or LIBOR plus an applicable margin. Until the agreement was amended on January 17, 2007, we paid an annual commitment fee of 3/8% on the unused portion of the facility. Under the amended agreement the annual commitment fee was reduced to 1/4% on the unused portion of the facility.

The interest rate based on the bank’s prime rate as of March 31, 2007 was 8.0%. As of March 31, 2007, we had no borrowings outstanding under our existing credit facility and $3.0 million of letters of credit outstanding. As of March 31, 2007, the total borrowing availability under our existing credit facility was $72.0 million.

The senior notes and our existing revolving credit facility are guaranteed by our wholly owned subsidiary, HHG Distributing, LLC, which has substantially no assets or operations. The guarantee is full and unconditional.

The revolving credit agreement and senior notes indenture contain restrictions on incurring additional debt or liens, making investments, selling assets or making equity repurchases, debt prepayments and transactions with affiliates. The revolving credit agreement also contains restrictions on mergers and a financial covenant requiring maintenance of a minimum fixed charge coverage ratio if excess liquidity, as defined, falls below a certain threshold. The revolving credit agreement prohibits the payment of dividends and the senior notes indenture restricts payment of dividends unless certain conditions are met. We were in compliance with the restrictions and covenants in the debt agreements at March 31, 2007.

In connection with the consummation of this offering, we intend to amend and restate our existing revolving credit facility to increase our revolving credit facility to $100 million and enter into a new $100 million term loan B.

Long Term Liquidity. Anticipated cash flows from operations and funds available from our new credit facilities, together with cash on hand, should provide sufficient funds to finance our operations for at least the next 12 months. As a normal part of our business, we consider opportunities to refinance our existing indebtedness, based on market conditions. Although we may refinance all or part of our existing indebtedness in the future, there can be no assurances that we will do so. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may require us to seek additional debt or equity financing. There can be no guarantee that financing will be available on acceptable terms or at all. Additional debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions.

Impact of Inflation

The impact of inflation and changing prices has not been material to our revenue or net income in any of the last three fiscal years. Highly competitive market conditions and the general economic environment minimized inflation’s impact on the selling prices of our products and our expenses. In addition, price deflation and the continued commoditization of key technology products affects our ability to increase our gross profit margin.

Contractual Obligations

Our contractual obligations at March 31, 2007, were as follows (dollars are in millions):

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$230.1	$28.0	$51.7	$41.9	$108.5
Junior and senior notes	141.2	—	—	—	141.2
Interest payable on junior and senior notes	74.8	12.0	23.9	23.9	15.0

Total	$446.1	$40.0	$75.6	$65.8	$264.7

The above contractual obligation table excludes any future payments made in connection with our Non-Qualified Deferred Compensation Plan. The aggregate balance outstanding for all participants in the plan as of March 31, 2007 was approximately $3.1 million. We are unable to estimate the timing of these future payments under the plan.

We lease certain retail stores, warehouse and office space, our corporate airplane and vehicles under operating leases. Our noncancellable lease agreements expire through March 31, 2023, require various minimum annual rentals and contain certain options for renewal. Certain of these leases are with related parties, including one of our stockholders. The majority of the real estate leases require payment of property taxes, normal maintenance and insurance on the properties. Total rent expense with respect to real property was approximately $16.3 million, $21.2 million and $24.9 million in fiscal 2005, 2006 and 2007, respectively. As adjusted to add back the reduction in rent expense attributable to the consolidation of our variable interest entities, total rent expense for our real property would have been approximately $18.3 million, $21.2 million and $24.9 million in fiscal 2005, 2006 and 2007, respectively. Contingent rentals based upon sales are applicable to certain of the store leases. Contingent rent expense was approximately $0.2 million in fiscal 2005 and 2006 and $0.1 million in fiscal 2007, respectively. Total rental expense with respect to real property has increased as a result of the increase in the number of our stores.

Off Balance Sheet Items

Other than operating leases, we do not have any off balance sheet arrangements. We finance some of our development programs through sale and leaseback transactions, which involve selling stores to unrelated parties and then leasing the stores back under leases that are accounted for as operating leases in accordance with GAAP. A summary of our operating lease obligations by fiscal year is included in the “Contractual Obligations” section above. Additional information regarding our operating leases is available in “Business—Properties,” and Note 8, Leases, of the Notes to our audited consolidated financial statements, included in this prospectus.

Recently Issued Accounting Standards

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), as amended May 2007, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. We will adopt FIN 48 effective April 1, 2007 and do not expect the adoption to have a material impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies to previous accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007. We are evaluating the impact, if any, the adoption of SFAS 157 will have on our operating income or net earnings.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (SFAS 159). This standard amends SFAS 115, Accounting for Certain Investment in Debt and Equity Securities, with respect to accounting for a transfer to the trading category for all entities with available-for-sale and trading securities electing the fair value option. This standard allows companies to elect fair value accounting for many financial instruments and other items that currently are not required to be accounted as such, allows different applications for electing the option for a single item or groups of items, and requires disclosures to facilitate comparisons of similar assets and liabilities that are accounted for differently in relation to the fair value option. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are evaluating the impact, if any, of SFAS 159 on our consolidated financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in the floating rate interest on the outstanding debt under our revolving credit facility. Interest on borrowings under our revolving credit facility is payable monthly at a fluctuating rate based on the bank’s prime rate or LIBOR plus an applicable margin. At March 31, 2007 the interest rate based on the bank’s prime rate was 8.0%. As of March 31, 2007, we had no cash borrowings under our revolver. A hypothetical 10% increase in the bank’s prime rate would be immaterial to our net income. We are not currently exposed to market risk from currency fluctuations as all our purchases are dollar-denominated. We do not hedge interest rate exposure. We will consider entering into interest rate swap agreements at such times as we deem appropriate.

INDUSTRY OVERVIEW

The consumer electronics and home appliance industries have demonstrated strong growth, driven by new product innovations, particularly in the premium categories. According to the CEA and the Association of Home Appliance Manufacturers, or AHAM, U.S. consumers spent a combined total of $164.5 billion on consumer electronics and home appliances during 2006, representing an increase of 12.3% from 2005.

Consumer electronics and home appliances are distributed through several different channels, including mass merchant, specialty retail stores, home improvement superstores, home office retailers, discount stores, single- and multi-unit independent dealers, and direct-to-customer channels. A shift in consumer preferences toward large flat screen television technology, as well as higher-end, more-sophisticated appliances has raised the importance of delivery and installation services. The availability of these types of services is increasingly becoming a key differentiating factor among retail channels. Mass merchants, for example, do not offer the delivery and installation required for larger and more complex home theater and appliance products.

Consumer Electronics Industry

According to the CEA, sales of consumer electronics increased at a compound annual growth rate of 10.3% from $98.4 billion in 2002 to $145.7 billion in 2006 and are expected to grow by 6.5% in 2007 to $155.2 billion. Demand for consumer electronics products is expected to remain strong due to the continued adoption of digital and more portable products along with continuing trends of price declines for high ticket items, such as flat-panel televisions. According to the CEA, unit sales of digital products, including digital televisions and displays, MP3 players, digital cameras, personal computers, DVD players and recorders, portable CD equipment, PDAs and portable navigation devices, grew at a compound annual growth rate of 19.6% over the past five years.

Furthermore, the Federal Communications Commission, or the FCC, mandate requiring that all televisions incorporate a digital tuner by 2009 has increased the replacement rate of non-digital televisions and contributes to the rapid adoption rate of flat panel display units. According to the CEA, sales of digital televisions were expected to climb to $23.3 billion in 2006 from $17.4 billion in 2005 representing an annual growth rate of 33.9%. Similarly, volume shipments were expected to grow to 18.7 million units in 2006 from 12.3 million in 2005 representing an annual growth rate of 52.0%. This implies a trend of declines in average selling prices of digital televisions which is fueling demand for larger screen size units as they become relatively more affordable to more consumers. This strong demand is bolstered by the introduction of new digital technology product advancements such as 120hz and 1080p, two technological developments that enhance display quality. Display Search, a wholly owned subsidiary of CEA, projects digital television sales to grow at a compound annual growth rate of 12.7% through 2010.

Appliance Industry

The major household appliance industry is influenced by a combination of economic, demographic, and lifestyle patterns. In a strong economy, evidenced by growing gross domestic product and personal consumption expenditures, consumers often upgrade and purchase more luxury appliances. According to Home Furnishings News, U.S. consumer spending on major appliances reached $19.5 billion in 2006 despite a housing slowdown, representing an increase of 7.1% over 2005. According to AHAM, unit shipments of washers, dryers, dishwashers, refrigerators, freezers and ranges, are expected to increase by 2.6% in 2007 to 47.8 million units. We believe that average unit selling prices will continue to increase. Form and aesthetics have become an increasingly large determinant in consumers’ major appliance purchases, stimulating growth beyond the basic need for repair and replacement. Manufacturers of major household appliances increasingly rely on innovations that offer improved performance and convenience to boost brand image. Advanced products are being introduced for cooking, refrigeration, fabric care and dishwashing and are expected to continue to drive growth in this sector.

BUSINESS

Our Company

We are a leading specialty retailer of premium video products, brand name appliances, audio products and accessories and currently operate 79 stores in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama. We are focused on delivering a superior customer purchase experience through our differentiated services while offering competitive pricing on our products. Our commissioned sales force is extensively trained to provide our customers with a superior purchase experience from the time they first enter our stores to the delivery and installation of products in their homes. We differentiate ourselves from our competitors by providing our customers with a consultative and educational purchase experience. We also distinguish ourselves by offering same-day delivery of virtually all of our products. Our superior customer purchase experience has enabled us to successfully compete against the other leading video and appliance retailers over the course of our 52-year history.

We design our stores to be visually appealing to our customers and to highlight our premium selection of consumer electronics and appliances. We utilize LCD and plasma television display walls, extensive appliance displays and digital product centers to showcase our broad selection of products with advanced features and functionality. We carry over 100 models of flat panel televisions and 400 models of appliances. Our stores typically average 30,000 square feet and are located in power centers or freestanding locations in high traffic areas, usually near our major competitors. We drive store traffic and enhance our brand recognition through year-round television advertising, weekly newspaper inserts, direct mail and web promotions.

Our sales can be categorized in the following manner:

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Video products: We offer a broad selection of the latest video products, such as LCD, plasma and micro-display televisions as well as DVD recorders. Representative brands include Hitachi, JVC, Mitsubishi, Panasonic, Philips, Samsung, Sharp, Sony and Toshiba. For fiscal 2007, video products represented 47% of merchandise sales.

•

Home appliances: We offer a broad selection of major appliances, including the latest generation refrigerators, ranges, dishwashers, freezers, washers and dryers, sold under a variety of leading brand names. Representative brands include Bosch, Frigidaire, GE, KitchenAid, LG, Maytag, Subzero, Thermador, Viking, Whirlpool and Wolf. For fiscal 2007, home appliances represented 40% of merchandise sales.

•

Other products and services: We also sell audio products, Serta mattresses, notebook computers and other select popular consumer electronics and accessories. We continue to evaluate other merchandise categories which will further enhance our product offering. Additionally, we offer our customers a suite of services including ESPs, same-day delivery and installation and in-home repair and maintenance for which we receive revenues. Products such as home audio systems, notebook computers, cameras, telephones, satellite dish network systems and advanced cables generate and support store traffic and create cross-selling opportunities with our other products. Our suite of services is aimed at enhancing our customers’ superior purchase experience. For fiscal 2007, other products and services represented 13% of merchandise sales.

Competitive Strengths

We believe the following strengths contribute significantly to our success and position us for growth within our existing and new markets:

Superior customer purchase experience. We provide a superior purchase experience to our customers through our in-store experience, high level of customer service and delivery and installation capabilities, which we believe drives customer loyalty, referrals and repeat business. We are able to educate our customers on the features and benefits of the products we offer through our extensively trained, commissioned sales force. Over 90% of our sales associates are full-time employees supporting our goal of hiring individuals who are career oriented and exceptionally motivated. Performance-monitoring programs ensure that our sales associates are customer-focused. We believe that when fully informed, customers frequently purchase higher-end, feature-rich products. Our ability to drive sales of more advanced video and appliance products has made us an important partner for our vendors to present their state-of-the-art offerings and enables us to be among the first to introduce new products and technologies in our stores. This further enhances our brand image and customer experience.

We offer same-day delivery for virtually all of our products and also provide quality in-home installation services. This expertise significantly enhances our ability to sell large, more complex products. We believe no other major consumer electronics or appliance retailer provides same-day delivery on as wide a range of products as we do. Our network of nine central and regional distribution centers provides a local supply of inventory that supports our same-day delivery strategy. We conduct approximately 100,000 customer surveys each year to ensure customer satisfaction and provide us with feedback to continue improving our superior customer purchase experience.

Balanced mix of premium video products and appliances. We offer an extensive selection of premium video products and appliances. Our appliance business provides us with financial stability and consistently strong cash flow generation while our television and video products contribute significantly to our growth in sales and profitability. Our cash flow tends to be less seasonal and more stable over the long term compared to our consumer electronics-focused competitors as a result of our balanced merchandise mix of video products and appliances. In addition, the combination of large screen televisions and appliances, each of which generally requires home delivery and installation, provides us with significant efficiencies in home delivery and installation.

Proven ability to successfully penetrate new markets. We seek to expand our highly portable store concept into new markets where we believe there is significant underlying demand for our product mix and customer services, as well as an attractive demographic profile. We have successfully opened or acquired stores in seven new metropolitan markets since 1999, adding 63 stores, most recently in the Atlanta, Charlotte, Knoxville and Birmingham markets. We leverage our advertising spending, regional management and delivery and distribution infrastructure by initially opening multiple stores in a market. We enter each of our markets with a scale presence, and then continue to grow our store base in these markets. For example, when we entered the Charlotte market we initially opened four new stores and have added six stores in the Charlotte market since that time. This penetration allows us to capture strong market share and drive further efficiencies in our markets.

Superior store economics. We closely adhere to our prototype store format when opening new stores, which helps simplify our operations and ensures consistent execution. We believe our store economic returns are superior to those of our major consumer electronics competitors. Our new stores deliver compelling returns on investment. Our stores typically generate positive cash flow within three months of opening and provide a cash payback in less than two years. All of our retail stores produce positive four-wall EBITDA, which combined with our strong inventory management, generate significant free cash flow to internally fund our growth. During fiscal 2006 and 2007, our stores averaged net sales of $14.4 million and provided an average four-wall EBITDA margin (a non-GAAP financial measure) of approximately 8.0%. During this same period, our new stores required average net capital expenditures of $0.7 million and average initial net-owned inventory investments of $1.0 million.

Experienced management team. Our senior management team has an average of over 13 years of experience with us and 24 years of industry experience. Under our management team’s direction, we have grown our store base at a compound annual growth rate of 18.3% since fiscal 1998 and successfully entered six metropolitan markets. We believe our management’s breadth of experience in the industry has enabled us to anticipate and respond effectively to industry trends and competitive dynamics while driving superior customer service and cultivating long-standing relationships with our vendors.

Key Growth Initiatives

We believe the following are key elements to our growth strategy:

Open stores in new and existing markets. We believe we have the ability to continue to expand into new high growth markets while continuing to build out our store base in existing markets due in large part to our proven business model and favorable store economics . In fiscal 2008, we plan to accelerate our store growth by opening approximately 13 to 15 new stores, primarily by entering the Raleigh/Durham and Birmingham markets. Beginning in fiscal 2009 we intend to enter the highly attractive Florida market which we expect will provide significant store growth opportunities in the future. We believe our substantial investments in our managers-in-training program, real estate development, distribution infrastructure and our site selection experience will allow us to grow in a variety of new and existing markets. We intend to continue to grow our store count at a compound annual rate of approximately 15% to 18% over the next several years from internally generated funds without adversely impacting our profitability or our superior customer purchase experience. Based upon our new-store site selection criteria, we believe that there is a long-term potential for our store base to exceed 400 hhgregg stores in the United States.

Capitalize on strong demand for premium product offerings. We are well positioned to capitalize on the expected strong demand for premium video products as well as the continued stability of the retail appliances market. According to CEA, strong growth is expected to continue within our core video products category. Larger flat-panel screen sizes and continued product innovations, such as 120hz and 1080p technology, are driving strong growth of digital televisions. In addition, price declines in plasma and LCD televisions have generated broad- based consumer demand for flat panel products, particularly in larger screen sizes. Digital television price declines, coupled with the FCC mandate requiring that all televisions incorporate a digital tuner by 2009, have hastened the replacement of non-digital televisions and increased the adoption rate of flat panel display units. As a result of these positive industry trends, digital television sales are expected to grow at a compound annual rate of 12.7% through 2010, according to Display Search, a wholly owned subsidiary of CEA.

We believe that our appliance business is driven primarily by consumers who seek to upgrade the style and features of their appliances. There are a limited number of specialty retailers with as broad a selection of appliances as ours and we expect to continue to gain market share in this segment due to our extensive product and brand assortment coupled with our superior customer purchase experience. The growth of premium appliance categories, including energy efficient washers, dryers and three-door refrigeration, has increased our average selling prices over the last three years. During fiscal 2007, our appliance comparable store sales increased 3.5%.

Selectively introduce complementary merchandise. We plan to exploit growing niches in the consumer electronics and appliances categories while strategically introducing higher-margin merchandise and traffic driving products.

•	Fine Lines. Beginning in fiscal 2005, we introduced our Fine Lines appliance department concept in select markets. Our Fine Lines department focuses on ultra premium appliances, such as Sub-Zero, Wolf and Thermador. Fine Lines increases store traffic, helps drive sales of higher margin appliances in our core product assortments and enhances our reputation for premium offerings in the marketplace with both our customers and vendors. We believe there is an opportunity to introduce our Fine Lines department concept in select existing and new stores in each of our markets.

•

Center of store initiatives. We intend to capitalize on our core strengths to bolster our market position in our center of store categories, which include portable personal electronics such as cameras, camcorders, notebook computers, MP3 players and high margin accessories. We continue to refine our merchandise assortments, enhance our in-store visual presentation, optimize our available square footage and opportunistically add products. For example, we began selling notebook computers in the second half of fiscal 2007, and we expect our sales in that category to grow significantly in fiscal 2008. We believe center of store categories drive customer traffic to our stores and allow us to capitalize on the convergence of video and personal computing technologies in the home.

•

Other merchandise categories. In order to leverage our in-store, consultative selling expertise and home delivery capabilities, we began selling Serta mattresses in our stores during fiscal 2005. Mattresses contribute higher margins than consumer electronics and appliance products, while helping to drive cost efficiencies in our home delivery network. We continue to evaluate other merchandise categories to further enhance our product offering and complement our core competencies of customer service, home delivery and installation.

We extensively test all new product initiatives prior to rollout to ensure category success and we continually assess our assortment in both existing and new categories in order to optimize our product mix, build our brand and maximize profitability.

Gains in operating and working capital efficiencies. We believe that as we grow our store base by leveraging our increased size, operating efficiencies and financial position we can increase returns on investment. As we enter new metropolitan markets, we expect to increase our purchase volumes, drive distribution efficiencies and strengthen our relationships with our key vendors. We expect our increased store base and higher net sales to further leverage our existing corporate and regional infrastructure. Additionally, as we continue to improve our financial position and increase the number of stores we open each year, we expect to be able to negotiate more favorable lease terms for our stores.

Customer Purchase Experience

Our goal is to serve our customers in a manner that generates loyalty, referrals and repeat business. We focus on making every customer’s purchase experience a positive one and aim to be the primary destination for consumer electronics and home appliances. We employ multiple internal systems to ensure customer satisfaction in each of our markets, and we focus on offering a comprehensive suite of services such as delivery and home installation to our customers. We aim to offer the customer a convenient shopping experience by locating our stores in high traffic areas with a focus on visibility, access and parking availability.

Our philosophy for providing our customers with a superior purchase experience includes;

•	employing a highly motivated, commissioned sales force and extensively training them so they are able to educate our customers on the benefits of feature-rich, higher margin products;

•	soliciting customer feedback to allow us to monitor and improve individual employee performance;

•	conducting broad consumer and market research to ensure a top quality, competitively priced offering;

•	offering an exceptionally deep product assortment in core categories;

•	providing a warm and bright store ambiance that showcases our products well;

•	providing same-day delivery for virtually all of our products and quality in-home installation services;

•	offering extended-term financing through a third-party private label credit card to qualified customers;

•	offering convenient 40 minute call ahead service for delivery;

•	offering customer support through our central call center seven days per week; and

•	providing third-party ESPs and third-party in-home service and repair of our products.

Product Service and Support. We currently outsource product service and repair of our products sold with and without extended warranties. We sell third-party ESPs to our customers. The ESPs typically extend three to five years beyond the manufacturer’s warranty and cover all service and repair-related maintenance. We closely monitor the performance of our third-party vendor to ensure the quality and timeliness of its repair services. We offer customer support via our central customer service call center. Our service center is open seven days a week and provides customers with a toll-free resource to ask product and other support-related questions.

Private Label Credit Card. We offer customers financing through a private label credit card with a third-party financial institution. We believe the use of financing encourages customers to make larger ticket purchases and promotes our business by allowing us to market directly to our private credit card holders. The third-party institution assumes the risk of collection from our customers and has no recourse against us for any uncollected amounts.

Merchandising and Purchasing

Merchandise. We focus on offering one of the most extensive product and brand selections in our industry. We offer a broad selection of the leading brands at everyday competitive prices and provide a balance of digital and home theater products and appliances. Our premium products help drive margins and profitability while our lower-margin products help drive customer traffic providing us with stable, less-seasonal cash-flow. Our balanced mix of premium video products and appliances positions us to benefit from the expected strong growth in digital products, as well as the stability in major appliances.

Product Categories. We sell a wide variety of premium video products, including digital televisions and home theater systems, appliances, audio products, mattresses and related services. The table below lists selected products and representative brands for our core merchandise categories:

Category	Products	Selected Brands
Video Products	Flat panel televisions, digital projection televisions, DVD recorders	Hitachi, JVC, Mitsubishi, Panasonic, Philips, Samsung, Sharp, Sony and Toshiba

Home Appliances	Refrigerators, freezers, washers and dryers, cooking ranges, dishwashers, air conditioners	Bosch, Frigidaire, GE, KitchenAid, LG, Subzero, Thermador, Viking, Whirlpool and Wolf

Other Products	Home theater receivers, CD players, speaker systems, digital cameras, digital camcorders, notebook computers, MP3 players, mattresses	Bose, Canon, JVC, Klipsch, Minolta, Onkyo, Polk, Serta, Sony and Toshiba

Vendor Relationships. Our top ten and 20 suppliers accounted for over 71.7% and 87.1%, respectively, of merchandise purchased by us during fiscal 2007. One of our vendors, Whirlpool, represented more than 10% of our total purchases in fiscal 2007. Our other key suppliers include Frigidaire, Hitachi, GE, LG, Panasonic, Samsung, Sony and Toshiba.

Our purchasing strategy varies by vendor and product line. We do not generally have long-term contracts with any of our major suppliers. We typically order our inventory through the issuance of individual purchase orders to vendors. Our ability to sell a broad selection of products has made us an important partner for our vendors to showcase their higher-margin product offerings and introduce new products and technologies to consumers. In an effort to support our strategy, vendors offer us various incentives including volume discounts, trade financing, co-op advertising, purchase discounts and allowances, promotional items and inventory on a consignment basis.

Personnel and Training

Commissioned Sales Associates. We seek to hire individuals who are career-oriented and motivated by a commission-based environment. Over 90% of our sales associates are full time employees. Our sales associates are compensated based on both sales and product profitability. New sales associates are required to complete 80 hours of initial in-house training focused on product knowledge and functionality, customer service and general store operations. Sales associates also participate in on-going training for an average of ten hours per month in order to stay current with new product offerings and customer service initiatives. This on-going training includes quarterly meetings with vendors to learn about upcoming product releases.

Manager-In-Training (MIT) Program. We operate a professional development program that provides managers with a variety of tools and training to assist them in leading their sales associates and meeting their performance objectives. Manager candidates undergo comprehensive training in store operations, sales, management and communications skills so that they can eventually manage their own stores and have the opportunity to become regional managers. Candidates first participate in our MIT program, which develops each manager’s managerial and supervisory skills. After completion of our training programs, manager candidates work as assistant managers. Successful assistant managers then manage one of our lower-volume stores, where they are supervised closely by the store’s regional manager. We give managers an opportunity to operate higher-volume stores as they become more proficient in their management skills.

Our store and regional managers are essential to our store expansion strategy. We use experienced store and regional managers from our existing markets when entering new markets. Our MIT program provides a pipeline of future store and regional managers. This program allows us to fill store management positions with personnel promoted from within each store and to staff new stores from our pool of experienced managers.

Stores and Store Operations

Operations. We have developed a standardized system for operating our stores. The system includes customer service, scheduling, delivery and installation, procedures for inventory management, transaction processing, labor and store administration and merchandise display. Our store operations are organized into ten geographic regions. Each region is supervised by a regional manager who monitors store operations and meets regularly with store managers to discuss merchandising, new product introductions, sales promotions, customer feedback and store operating performance. A store is typically overseen by a general manager, a sales manager, an operations manager and a staff averaging 20 salespeople and ten additional support staff. Our stores are open seven days and six nights a week.

Locations. We currently lease all 79 of our stores, which are located in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama. Our stores average approximately 34,000 square feet. We also lease our corporate headquarters which is located in Indianapolis, Indiana. Our corporate headquarters includes a store, corporate training center, central distribution and warehousing facility, and corporate call center.

The following table sets forth our store name and opening date grouped by our geographic regions:

Location	Opening Date
Central Indiana:
Indianapolis North	January 1990
Indianapolis West	September 1993
Indianapolis East	November 1994
Terre Haute	March 1997
Indianapolis South	September 1997
Avon	July 2001

Northern Indiana:
Ft. Wayne	November 1993
Anderson	May 1994
Muncie	May 1994
Lafayette	June 1994
Kokomo	June 1998
Richmond	October 1999
Noblesville	July 2006

Nashville:
Thompson Lane	April 1984
Hickory Hollow	August 1987
Bowling Green(1)	June 1990
Clarksville	August 1995
Rivergate	December 1997
Cool Springs	November 2000
Murfreesboro	July 2004
Huntsville, AL(2)	October 2004
Knoxville (Turkey Creek), TN(2)	May 2006
Knoxville (Northwest Crossing), TN(2)	June 2006

Louisville/Lexington:
Clarksville	August 1995
Louisville	November 1996
Bloomington	October 1998
Outer Loop	October 2002
Lexington	June 2003

Cincinnati/Dayton:
Colerain	February 1999
Eastgate	February 1999
Florence	February 1999
Fields Ertel	March 1999
Western Hill	March 1999
Hamilton(3)	May 1999
Beavercreek	April 2001
Dayton Mall	October 2001
Piqua	June 2002
Tri County	October 2002

Location	Opening Date
Columbus:
Taylor Park(1)	July 1999
Chillicothe	July 1999
Newark	July 1999
West Broad	July 1999
Zanesville	July 1999
Sawmill	October 2000
Easton	November 2005
Blacklick	January 2007

Cleveland:
Canton	October 2001
Mentor	October 2001
North Randall	October 2001
Parma	October 2001
Chapel Hill	June 2002
Fairlawn	October 2002
North Olmsted	July 2006

Atlanta:
Kennesaw	March 2003
Southlake	March 2003
Fayetteville	April 2003
Gwinnett	April 2003
Stonecrest	April 2003
Douglasville	September 2003
Mall of Georgia	October 2003
Smyrna	October 2003
Alpharetta	October 2004
Newnan	October 2004
Columbus	November 2004
Macon	September 2006
Augusta	February 2007

Charlotte:
Concord	April 2005
Matthews	April 2005
Pineville	June 2005
Greenville	July 2005
Harbison	October 2005
Sandhill	October 2005
Anderson, SC(4)	October 2005
Northlake Village	November 2005
Hickory, NC(4)	November 2006
Gastonia, NC(4)	January 2007

Birmingham:
Montgomery	October 2006
Hoover	April 2007
Trussville	April 2007

(1)	Relocated in September 2005.
(2)	Our Huntsville, AL and two Knoxville, TN stores are served by our Nashville distribution center and, consequently, are included in the Nashville market.
(3)	Relocated in August 2006.
(4)	Our Anderson, SC, Hickory, NC and Gastonia, NC stores are served by our Charlotte, NC distribution center and, consequently, are included in the Charlotte market.

Market and Site Selection. We target markets that meet our demographic and competitive criteria, including areas that demonstrate above average economic growth and household incomes, home ownership rates, growth in new housing starts and remodeling activity. Our target markets typically include most or all of our major competitors. When considering new sites, we analyze total store and market potential and advertising and occupancy costs for a market, as well as proximity to distribution facilities. Within our markets, we open or acquire our stores in power centers or freestanding locations in high traffic areas, usually near our major competitors. Primary site evaluation criteria include total sales volume potential, co-tenancies, traffic patterns, visibility, access, parking availability and occupancy costs. We initially open multiple stores in a new market and add stores to the market over time to increase market share. We plan to continue to open or acquire stores in new and existing markets. Our expansion plans include entering the Raleigh/Durham and Birmingham markets during fiscal 2008 and the highly attractive Florida market beginning in fiscal 2009.

Store Development. Since 1999, we have successfully entered seven new major markets, most recently in Atlanta, Charlotte, Knoxville and Birmingham, and intend to accelerate our new store opening program. Historically, we have been able to locate and open stores profitably in a wide variety of trade areas by negotiating lease terms that we believe are favorable. Approximately 12 to 18 months are required for site approval, lease negotiation, property build out, the hiring and training of associates and the stocking of inventory before the opening of a store. This timeframe can be reduced to 6 to 12 months when no new property build-out is required.

We generally lease new stores through build-to-suit arrangements, whereby a landlord develops a building shell for long-term rental to us. This strategy significantly reduces our capital outlay for new store construction by limiting our capital outlay to furniture, fixtures and equipment. Additionally, we occasionally execute a sale and leaseback on stores not developed through a build-to-suit program. Through this sale and leaseback process, in which the land, building and/or leasehold improvements are sold to a third party and leased back to us on a single tenant basis, much of the construction cost associated with a new store can be deferred and recognized over a long-term rental period, which is generally 10 to 15 years.

Distribution and Warehousing

Our distribution and warehousing functions are designed to optimize inventory availability and turnover, delivery efficiency, and minimize product handling. Our distribution and warehousing system consists of two central distribution centers, or CDCs, and seven regional distribution centers, or RDCs. We operate CDCs in Indianapolis and Atlanta and RDCs in Birmingham, Charlotte, Cincinnati, Cleveland, Columbus, Louisville and Nashville. CDCs receive products directly from manufacturers and stock merchandise for local customer delivery and store and RDC replenishment. RDCs receive inventory daily from their respective CDCs or directly from manufacturers for home delivery. Merchandise is generally not transferred between stores. Our CDCs and RDCs operate seven days a week. We believe that our existing distribution and warehouse system is adequate to support expansion in our existing markets. To the extent we expand into new markets that cannot be served by our existing CDCs and RDCs, we expect to invest in additional distribution and warehouse infrastructure. All of our distribution facilities are leased.

The following table sets forth certain information relating to our CDCs and RDCs:

Facility	Opening Date	Area Served	Size (sq. ft)
CDC:
Atlanta, Georgia	January 2003	Southeast	273,200
Indianapolis, Indiana	June 1986	Midwest	319,458

RDC:
Birmingham, Alabama	April 2007	Birmingham	65,000
Charlotte, North Carolina	April 2005	Charlotte	99,688
Cincinnati, Ohio	March 1999	Cincinnati	100,800
Cleveland, Ohio	September 2001	Cleveland	100,800
Columbus, Ohio	August 1999	Columbus	166,790
Louisville, Kentucky	August 2002	Louisville	61,000
Nashville, Tennessee	October 2006	Nashville	100,000

Typically, large appliances, large screen televisions, home theater products and mattresses are delivered directly to a customer’s home. The majority of our customers purchasing these products also use our delivery or installation service. Our stores carry a limited inventory of these larger items to accommodate customers who prefer to transport merchandise themselves. Smaller-sized items such as DVD players, camcorders, digital cameras, televisions less than 37 inches and small appliances are adequately stocked in-store to meet customer demand.

We began outsourcing our delivery services in the Atlanta market in April 2003 and have since outsourced our delivery services in all of our markets other than our Central and Northern Indiana markets. Our outsourcing partners assign certain employees to us and those employees deliver products exclusively for us, generally carry our logo on their vehicles and wear hhgregg uniforms. This allows us to maintain our brand identity and high customer service levels following the purchase of our products. We provide all installation services using our highly skilled employees. We remain the customer’s primary point of contact throughout the delivery and installation process, thereby ensuring that we maintain control over the quality of the service provided. We also closely monitor our delivery partners to assess our customer’s satisfaction with their services. We are not subject to any long-term agreements with any of our delivery partners. Given our ability to lower costs while maintaining high delivery service levels by outsourcing our delivery service, we will continue to assess opportunities to outsource additional portions of our delivery function. We continue to provide delivery services in our Central and Northern Indiana markets where there is sufficient density to economically support our maintenance and delivery services.

As of March 31, 2007, we utilized a fleet of approximately 250 vehicles, which are both leased and owned, to support the transportation and delivery services that have not been outsourced to a third-party provider as well as our installation services.

Advertising and Promotion

We utilize advertising and promotion to increase our brand awareness and drive in-store traffic. We seek to be the advertising leader in each of our markets by continually developing and enhancing our advertising and promotion programs and initiatives. We aggressively promote our products and services through the use of a balanced media mix, which includes preprinted newspaper inserts, television, direct mail, web promotions and outdoor event sponsorship. We currently outsource media placement to an advertising agency, but handle newspaper advertisement design and placement internally. We utilize television advertising to reach our target audience.

We enter new major markets with a comprehensive brand awareness campaign for a four-week period leading up to our grand opening. During the week of grand opening, we utilize a combination of television, radio and special print offers to drive traffic to our stores.

Our Fine Lines department concept enhances our overall brand reputation for premium offerings in the markets that they serve. We use a mixture of direct mail, an internally-produced publication and culinary events to promote the concept.

Our website, www.hhgregg.com, features our full line of products and provides useful information to consumers on the features and benefits of our products, our store locations and hours of operations. We offer both on-line shopping with delivery, as well as an in-store pickup option to increase customer traffic. We also utilize the internet as an important customer information resource to drive in-store purchases of our merchandise.

Management Information Systems

Over the past three fiscal years, we have been systematically updating and upgrading our management information systems in a multi-phase process to improve the efficiency of our store operations and enhance critical corporate and business planning functions. During fiscal 2005, we implemented a new point-of-sale system to enhance store-level productivity and improve controls. In fiscal 2006, we installed a new enterprise data warehouse to better integrate operating and merchandising information in a relational data base environment. During fiscal 2007, we successfully converted our financial reporting and accounting systems to a retail industry standard application to support our anticipated future growth.

We are currently in the process of migrating our inventory and supply chain management software from our legacy hardware platform and operating system, which our primary hardware vendor will no longer be providing support for after December 31, 2008, to a new hardware platform and operating system. This migration will transfer our existing applications to a platform scalable for future growth and is intended to ensure complete continuity in the end-user interface screens, thereby eliminating the cost and lost productivity of re-training our store and distribution associates on a new ERP application. The migration also maintains our applications’ proven transactional processing capabilities that have contributed to industry-leading inventory turns (the number of times inventory turns over in a one-year period computed as cost of goods sold divided by the average inventory balance) and shrink results (the reduction of physical inventory related to theft, damage or loss), as well as enables same-day delivery of virtually all of our products. In connection with this migration project, we are also implementing a retail industry standard demand management and forecasting tool to add more robust analytical capabilities to our inventory management process. Our current estimate of the remaining capital expenditures for this phase of our management information systems upgrade is between $7 and $10 million over the next two fiscal years, with the majority expected to be invested in fiscal 2008.

Our management information system includes a wide-area network linking our stores and distribution centers to our corporate offices. This provides real-time polling of sales, scheduled deliveries and inventory levels at the store and distribution center level. In our distribution centers, we use radio frequency networks to assist in receiving, stock put-away, stock movement, order filling, cycle counting and inventory management. We are currently enhancing our disaster recovery capabilities by opening a second, offsite data center for an estimated capital outlay of approximately $0.5 million to be completed during fiscal 2008.

Competition

The consumer electronics and appliance industry is highly competitive and concentrated among a group of major retailers. Our stores compete against other consumer electronics retailers, specialty home office retailers, mass merchants, home improvement superstores and a number of direct-to-customer alternatives. Our stores also compete against independent dealers, regional chain discount stores, wholesale clubs and other specialty single- and multi-unit retail stores. Mass merchants continue to increase their offerings of consumer electronics products, primarily those that are less complex to sell, deliver and install. Similarly, large home improvement retailers have expanded their assortment of appliances.

We compete against Best Buy, Circuit City, Sears, Lowe’s and Home Depot in the vast majority of our markets. We also compete against regional retailers, such as Fry’s and BrandsMart, in several of our markets. We have achieved a leading market position in digital televisions and major appliances in the majority of our markets. We have established these leading positions despite the presence, or entrance, of each of these leading competitors in our markets. We will continue to expand in our existing markets by adding stores in those regions where we can continue to gain market share from our competitors and leverage our existing distribution network and advertising initiatives.

The retail appliance and consumer electronics industry competes on product selection, price and customer service. We differentiate ourselves through our emphasis on an extensive product offering, customer service and satisfaction while matching our competitors on price. We believe that our highly trained commissioned sales force, broad product and brand offerings and customer support services allow us to compete effectively in our markets.

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Our commissioned sales force is motivated to attend to customer needs quickly and is knowledgeable about the products we carry. The majority of our key competitors pay their sales force on an hourly basis. Because our sales staff is commissioned and highly trained in product knowledge, we believe our sales force is driven to more quickly and efficiently assist our customers in making their purchase decisions. We believe that when fully informed, customers purchase higher-end, feature-rich products due to an appreciation of the performance of those products.

•	By combining this knowledgeable sales force with a broad selection of key brands and products with complex, premium features, we differentiate ourselves from our competitors.

•

We promote our products both in our stores and through advertising. We also highlight our service offerings, such as same-day delivery and 40 minute call-ahead delivery. These services are key to our customer base which appreciates better product information, high-end products and more flexible delivery.

Seasonality

We experience seasonal fluctuations in our net sales and operating results due in part to seasonal shopping patterns. For example, in fiscal 2006 and 2007, we generated 31.2% and 31.6%, respectively of our net sales in the fiscal quarter ended December 31, which includes the holiday selling season. We also incur significant additional costs and expenses during this fiscal quarter due to increased staffing levels and higher purchase volumes.

Trade Names and Trademarks

We have registered, acquired the registration of, or claim ownership of the following trade names and trademarks for use in our business: hhgregg®, HHGREGG.COM™, H.H. Gregg Appliances Electronics Computers™, WELCOME TO THE REVOLUTION™, HHG™ and Fine Lines®. We do not know of any infringing uses that materially affect our use of these marks.

Employees

As of March 31, 2007, we employed 3,171 employees, of whom approximately 96% were full-time. We have no collective bargaining agreements covering any of our employees and have never experienced any material labor disruption. We consider our employee relations to be good.

MANAGEMENT

The following table provides information about our directors and executive officers as of June 15, 2007.

Name	Age	Position with our Company
Jerry W. Throgmartin	52	Chairman, Chief Executive Officer and Director
Dennis L. May	39	President and Chief Operating Officer and Director
Donald J.B. Van der Wiel	47	Chief Financial Officer
Michael D. Stout	54	Chief Administrative Officer
Jeffrey J. McClintic	51	Vice President of Appliance Merchandising
Michael G. Larimer	53	Vice President of Electronics Merchandising
Lawrence P. Castellani	61	Director
Benjamin D. Geiger	32	Director
John M. Roth	48	Director
Charles P. Rullman	59	Director
Michael L. Smith	58	Director
Peter M. Starrett	59	Director

Jerry W. Throgmartin, our Chairman and Chief Executive Officer and a Director, joined our company in 1975. He has served as our Chairman and Chief Executive Officer since January 2003 and a Director since 1988. From 1999 to January 2003 he also served as our Chief Executive Officer and President. From 1988 to 1999 he served as the President and Chief Operating Officer. Other positions held by Mr. Throgmartin within our company include store manager, district manager, advertising director and Vice President of Store Operations.

Dennis L. May, our President, Chief Operating Officer and a Director, joined us in January 1999. From 1999 to January 2003 he served as the Executive Vice President and Chief Operating Officer and was appointed President and Chief Operating Officer in January 2003. He became a Director in connection with the recapitalization. Mr. May joined our company as part of the acquisition of certain store leases of Sun TV & Appliance, Inc. where he held the positions of Vice President of Marketing, Executive Vice President and Chief Operating Officer.

Donald J.B. Van der Wiel, our Chief Financial Officer, joined us in October 2005. From November 2004 to October 2005 he served as Vice President of Finance for Buffets Holdings, Inc., a restaurant holding company. From 2001 to October 2004 he served as Vice President, Controller of Buffets Holdings, Inc. From 1999 to 2001 he served as Controller of Things Remembered, Inc., a specialty retail chain. From 1997 to 1999 he served as Vice President of Finance for the retail division of The William Carter Company, a children’s apparel company.

Michael D. Stout, our Chief Administrative Officer, joined us in 1978. Mr. Stout was named Chief Administrative Officer in October 2005. Mr. Stout served as Chief Financial Officer from 1997 to September 2005. From 1987 to 1997 he served as Treasurer. From 1986 to 1987 he served as Controller.

Jeffrey J. McClintic, our Vice President of Appliance Merchandising, joined us in 1975. Mr. McClintic was named Vice President of Appliance Merchandising in 2001. Other positions held by Mr. McClintic with our company include Appliance Merchandising Manager, Director of Commercial Sales, Director of Service, store manager, regional manager and buyer.

Michael G. Larimer, our Vice President of Electronics Merchandising, joined us in March 1999. From 1999 to 2001 he served as the Video Merchandising Manager and was appointed Vice President of Electronics Merchandising in 2001. Prior to joining our company Mr. Larimer served as the Vice President of Electronics and Appliances at Sun TV & Appliances, Inc. from 1986 to 1999.

Lawrence P. Castellani became a Director in July 2005. From February 2003 to May 2005, Mr. Castellani served as the Chairman of Advance Auto Parts, Inc., a specialty retailer of auto parts, and served as its Chief

Executive Officer from 2000 until May 2005. Mr. Castellani served as President and Chief Executive Officer of Ahold Support Services in Latin America (a division of Royal Ahold, a supermarket company) from 1998 to 2000, as Executive Vice President of Ahold USA from 1997 through 1998, and as President and Chief Executive Officer of Tops Friendly Markets from 1991 through 1997. Mr. Castellani serves on the board of Advance Auto Parts, Inc.

Benjamin D. Geiger became a Director in connection with the recapitalization. In 1998, Mr. Geiger joined Freeman Spogli, a private equity investment firm, and became a principal in December 2002. From 1996 to 1998, Mr. Geiger was employed by Merrill Lynch & Co. in the Mergers and Acquisitions Group.

John M. Roth became a Director in connection with the recapitalization. Mr. Roth joined Freeman Spogli, a private equity investment firm, in 1988 and became a general partner in 1993. From 1984 to 1988, Mr. Roth was employed by Kidder, Peabody & Co. Incorporated in the Mergers and Acquisitions Group. Mr. Roth also serves on the board of directors of Asbury Automotive Group, Inc., an automotive dealership group.

Charles P. Rullman has served as a Director since March 2005. Mr. Rullman joined Freeman Spogli, a private equity investment firm, in 1995 as a general partner. Mr. Rullman retired from his position at Freeman Spogli in December 2005. From 1992 to 1995, Mr. Rullman was a general partner of Westar Capital, a private equity investment firm specializing in middle market transactions. Prior to joining Westar, Mr. Rullman spent 20 years at Bankers Trust Company and its affiliate, BT Securities Corporation, where he was a Managing Director and Partner.

Michael L. Smith became a Director in July 2005. Mr. Smith served as Executive Vice President and Chief Financial and Accounting Officer of Wellpoint, Inc., a health benefits company, from 2001 to January 2005. He served as Executive Vice President and Chief Financial Officer of Anthem, Inc. from 1999 to April 2001. From 1996 to 1998, Mr. Smith served as Chief Operating Officer and Chief Financial Officer of American Health Network, Inc., a former subsidiary of Anthem, Inc. He was Chairman, President and Chief Executive Officer of Mayflower Group, Inc., a transport company, from 1989 to 1995. He is a director of Kite Realty Group Trust, a REIT; Emergency Medical Services Corp., a provider of emergency medical services; Calumet Specialty Products LP, a refining operation; Vectren Corporation, a gas and electric utility; and Intermune, Inc., a biopharmaceutical manufacturing company.

Peter M. Starrett became a Director of our board in connection with the recapitalization and served as vice chairman of our board from the recapitalization to April 2007. In 1998, Mr. Starrett founded Peter Starrett Associates, a retail advisory firm, and currently serves as its President. From 1990 to 1998, Mr. Starrett served as the President of Warner Bros. Studio Stores Worldwide. Previously, he held senior executive positions at both Federated Department Stores and May Department Stores. Mr. Starrett also serves on the boards of directors of Guitar Center, Inc., a musical instruments retailer, Pacific Sunwear, Inc., a clothing retailer, and PETCO Animal Supplies, Inc., a retailer of pet food and supplies.

We have adopted a Finance Code of Ethics that applies to our Chairman and Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Chief Administrative Officer and all other employees with financial reporting responsibilities. We have also adopted a Code of Ethics that applies to our directors and all of our employees.

Board Committees

In connection with the filing of this registration statement, our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that each of Messrs. Castellani, Rullman and Smith is an “independent director” as defined under the rules of the Sarbanes-Oxley Act of 2002 and the NYSE. We will seek to find suitable additional independent members of our board and our board committees following this offering during the period permitted by the rules of the NYSE, and will continue to evaluate our compliance with these criteria over time. To the extent that we determine necessary, we will seek to appoint or nominate for election by the stockholders additional independent directors.

Audit Committee. The audit committee has a charter that sets forth the audit committee’s purpose and responsibilities. The audit committee is responsible for recommending to the board of directors the appointment of our independent auditors, analyzing the reports and recommendations of the auditors and reviewing our internal audit procedures and controls. Messrs. Geiger, Rullman and Smith are members of the audit committee and Mr. Smith is the Chairman. Messrs. Rullman and Smith are independent directors. We intend to replace Mr. Geiger with an independent director within one year of the effective date of this prospectus as required by the NYSE rules.

Compensation Committee. The compensation committee has a written charter that sets forth the compensation committee’s purpose and responsibilities. The purpose of the compensation committee is to discharge the overall responsibility of our board of directors relating to executive and director compensation. The compensation committee is responsible for reviewing and recommending the compensation structure for our officers and directors, including salaries, participation in incentive compensation, benefit and stock option plans and other forms of compensation. Members of our compensation committee are non-employee directors. Messrs. Castellani, Roth and Starrett are members of the compensation committee and Mr. Castellani is the Chairman.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee has a written charter that sets forth the committee’s purpose and responsibilities. The nominating and corporate governance committee is responsible for reviewing and recommending nominees for election as directors, assessing the performance of our directors and developing corporate governance guidelines for our board. Messrs. Roth, Rullman and Smith, are members of our nominating and corporate governance committee and are non-employee members of our board. Mr. Rullman is the Chairman of the nominating and corporate governance committee.

Executive Committee. The executive committee has a written charter that sets forth the executive committee’s purpose and responsibilities. The executive committee makes decisions and evaluates issues referred to the executive committee by our board of directors or the Chairman of the board. Our executive committee may exercise the full authority of our board of directors between meetings of the board of directors. Messrs. Geiger, Roth and Throgmartin are members of the executive committee and Mr. Throgmartin is the Chairman.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of our named executive officers for fiscal 2007 should be read together with the compensation tables and related disclosures set forth below. This discussion assumes that the IPO reorganization has been completed. This discussion contains certain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

The compensation committee of our board of directors administers the compensation of our executive officers. The role of the compensation committee is to oversee our compensation and benefits plans and policies, administer our equity incentive plans and review and approve all compensation decisions relating to all executive officers and directors.

The primary objectives of the compensation committee with respect to executive compensation are:

•	to attract and retain the appropriate level of executive talent;

•	to tie annual incentives to the achievement of measurable company and individual performance targets, and

•	to ensure that the executive officers have financial incentives to achieve growth in stockholder value.

Our method of determining compensation varies from case to case based on a discretionary and subjective determination of what is appropriate at the time. When establishing salaries and bonus levels, the compensation committee considers individual experience and performance. The compensation committee also considers the compensation of executives in other companies of similar size and stage of development operating in our industry and local markets that the committee believes are comparable, taking into account our relative performance and our own strategic goals. In determining specific components of compensation, the compensation committee considers individual performance, level of responsibility, skills and experience, and other compensation awards or arrangements. With respect to officers other than the chief executive officer the compensation committee also takes into consideration the recommendations of the chief executive officer. The chief executive officer provides the compensation committee with recommendations on salary, bonus levels and long term equity incentives as they relate to specific executive officers based on the performance of the executive officer as well as the chief executive officer’s knowledge of salary and bonus standards in the industry and in local markets.

Our compensation committee performs an annual review of our compensation policies, including the appropriate mix of base salary, bonuses and long-term incentive compensation. The compensation committee also reviews and approves all annual bonus targets, long-term incentive compensation and welfare benefits (including our 401(k) and our non-qualified deferred compensation plan).

Compensation Components

Our compensation program for our named executive officers consists of four primary elements: (1) base salary; (2) an annual bonus; (3) equity incentive awards; and (4) deferred compensation and other benefits.

Base Salary. In determining base salaries the compensation committee takes into account such factors as competitive industry and local market salary ranges, a named executive officer’s scope of responsibilities, level of experience, and individual performance and contribution to our company. The compensation committee also takes into account both external competitiveness for such individual’s position and internal equity of salaries of individuals in comparable positions and markets. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Our employment agreements with Messrs. Throgmartin, May and Van der Wiel provide that we may increase, but not decrease, their base salaries.

Annual Bonus. Each year we establish a corporate bonus plan to promote the achievement of company financial performance objectives based on Adjusted EBITDA targets for named executive officers to provide incentives for the achievement of individual and company performance objectives. The Adjusted EBITDA levels are set by our compensation committee each year based on our board-approved budget. We use Adjusted EBITDA to measure our performance when determining management bonuses because Adjusted EBITDA facilitates performance comparisons from period to period by backing out certain non-recurring or non-cash items and presenting what we believe to be the most accurate measure of our core operating results.

Annual bonuses are set based on a percentage of base salary for each individual. For fiscal 2006, target bonuses for Messrs. May, Van der Wiel and Stout were set at approximately 100% of base salary and at $125,000 for Mr. McClintic, which is approximately 70% of his base salary, for achieving an Adjusted EBITDA target. If the company’s performance exceeds an Adjusted EBITDA target, executive officers participating in the bonus plan may receive up to 120% of their targeted bonuses.

We are not disclosing the specific Adjusted EBITDA targets set for the annual bonuses because those values are based primarily on financial and operating goals that are linked to our confidential operating budget and business plan. As a result, we believe that the disclosure of those targets would result in competitive harm to us. At the time the compensation committee sets the targets for the bonuses, the committee believed that these targets were commensurate with the long-term growth objectives of the business and reflected performance that would require strong operating execution. We believe these targets are appropriate and reflect desired performance consistent with our growth and financial objectives. Each target level associated with each incremental bonus percentage is progressively higher and, therefore, more of a challenge to achieve. We believe these targets can be achieved if our executive officers meet or exceed the major operating objectives that underlie our annual operating budget such as store openings, comparable store sales growth, gross margin percentage, store and corporate expenses and capital expenditure levels.

Equity Awards. Equity awards are an integral part of our overall executive compensation program because we believe that our long-term performance will be enhanced through the use of equity awards that reward our executives for maximizing stockholder value over time. We have historically elected to use stock options and restricted unit awards that vest over time as the primary long-term equity incentive vehicle to promote retention of our key executives. Although we have not adopted formal stock ownership guidelines, our named executive officers currently hold 15.0% of our common stock. In determining the number of stock options or restricted units in GIC to be granted to executives, we take into account the individual’s position, scope of responsibility, ability to affect profits and stockholder value and the value of the stock options and GIC restricted units in relation to other elements of the individual executive’s total compensation.

Stock Options. The Gregg Appliances, Inc. 2005 Stock Option Plan authorizes us to grant options to purchase shares of common stock of Gregg Appliances to our officers, directors, consultants and key employees. Our compensation committee oversees the administration of our stock option plan. Historically, our compensation committee has made stock option grants at an employee’s commencement of employment and makes annual grants of options to employees. In fiscal 2007, the named executive officers were awarded stock options in the amounts indicated in the section entitled “Grants of Plan-Based Awards”. All stock options granted by us in fiscal 2007 were made at what our board of directors believed on the date of grant to be the fair market value of the common stock of Gregg Appliances at the date of grant. The compensation committee retained an independent third-party valuation firm to assist it in its analysis of the value of the common stock of Gregg Appliances. The stock options granted to our named executive officers are non-qualified options and vest in three annual installments beginning on the first anniversary of the date of grant.

Restricted Unit Awards. The Gregg Investment Corporation, LLC Restricted Unit Plan authorizes GIC to issue or grant restricted units of GIC to our employees. The units may be issued by GIC at the discretion of its managing member for a purchase price equal to the fair market value of the units, as determined by the board of directors of Gregg Appliances. Our compensation committee periodically has recommended to the managing member of GIC to grant restricted units at an employee’s commencement of employment.

In connection with the IPO reorganization, each of the outstanding stock options will be assumed by the Issuer and each restricted unit will be exchanged for a share of the Issuer’s common stock.

Deferred Compensation Benefits. We offer a non-qualified deferred compensation plan to selected executive officers which provides unfunded, non-tax qualified deferred compensation benefits. We believe this program helps promote the retention of our senior executives. A participant in the non-qualified deferred compensation plan is credited annually with a percentage of the participant’s base salary that varies in accordance with a financial target as established by the compensation committee and the participant’s employment classification. Benefits are payable in one lump sum in cash upon the later of termination of employment or the attainment of age 55.

Other Benefits. Our executives are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, long and short-term disability and life insurance, in each case on the same basis as our other employees. Our executive officers are also eligible for additional life insurance coverage. Under these arrangements, Messrs. Throgmartin, May, Van der Wiel and Stout are eligible for $240,000 of life insurance coverage while Mr. McClintic is eligible for $120,000 of life insurance coverage.

Tax Considerations

Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1.0 million paid to our name executive officer. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board or compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

2007 Summary Compensation Table

The following table sets forth information concerning fiscal 2007 compensation of the Chief Executive Officer and Chief Financial Officer of Gregg Appliances and the three other most highly compensated executive officers of Gregg Appliances whose aggregate fiscal 2007 compensation was at least $100,000 for services rendered in all capacities. The Issuer does not compensate any of its officers or directors.

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Jerry W. Throgmartin Chairman and Chief Executive Officer(4)	2007	$303,891	$—	$—	$18,494	$39,423	$65,735	$427,543

Dennis L. May President and Chief Operating Officer(4)	2007	$276,762	$—	$—	$18,494	$364,622	$5,459	$665,337

Donald J.B. Van der Wiel Chief Financial Officer	2007	$239,423	$—	$—	$11,097	$312,000	$60,170	$622,690

Michael D. Stout Chief Administrative Officer	2007	$242,232	$—	$—	$11,097	$318,388	$2,858	$574,575

Jeffrey J. McClintic Vice President of Appliance Merchandising	2007	$178,130	$—	$—	$4,624	$172,556	$2,553	$357,863

(1)

Option award amounts represent the executive’s portion of our reported stock compensation expense for fiscal 2007 in accordance with FAS 123R. Please refer to footnote 7 of the notes to the consolidated financial statements of Gregg Appliances included elsewhere herein for discussion of the relevant assumptions to determine the option award value at the grant date. No awards were forfeited as of March 31, 2007.

(2)	This amount includes both amounts earned under the Bonus Plan and the Nonqualified Deferred Compensation Plan. All executives other than the Chairman and Chief Executive Officer participate in the “Company Officer Personal Bonus Plan” or bonus plan. Please refer to the “Grants of Plan-Based Awards Table” and “Compensation Discussion and Analysis” section for more information.
(3)	The following chart is a summary of the items that are included in the “All Other Compensation” totals:

	Personal Use of Company Plane	Tax Reimbursement(a)	Executive Relocation	Company Contributions to a Defined Contribution Plan	Other(b)	Total
Jerry W. Throgmartin	$36,152	$25,368	$—	$3,345	$870	$65,735
Dennis L. May	$—	$—	$—	$2,544	$2,915	$5,459
Don Van der Wiel	$—	$24,540	$35,530	$—	$100	$60,170
Michael D. Stout	$—	$—	$—	$2,181	$677	$2,858
Jeffrey J. McClintic	$—	$—	$—	$1,916	$637	$2,553

(a)	Tax reimbursements represents Mr. Throgmartin’s personal use of our plane as provided in his employment agreement and represents Mr. Van der Wiel’s executive relocation. See “—Employment Agreements”.
(b)	Represent amounts paid for life insurance premiums, executive health premiums and car allowance.

(4)	Neither Mr. Throgmartin nor Mr. May receives any compensation for his service on our or Gregg Appliances’ board of directors.

2007 Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards to named executive officers for the fiscal year ended March 31, 2007.

Name	Grant Date	Estimated Future Payouts Under Non-equity Incentive Plan Awards									All Other Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying Options		Exercise or Base Price of Option Awards	Grant Date Fair Value of Option Awards
		Threshold			Target			Maximum
Jerry W. Throgmartin Chairman and Chief Executive Officer	9/8/2006	$ $	— 30,309	(1) (2)	$ $	— 39,423	(1) (2)	$ $	— 39,423	(1) (2)	—	40,000	(3)	$5.85	$234,640	(4)

Dennis L. May President and Chief Operating Officer	9/8/2006	$ $	68,750 26,258	(1) (2)	$ $	275,000 34,622	(1) (2)	$ $	330,000 34,622	(1) (2)	—	40,000	(3)	$5.85	$234,640	(4)

Donald J.B. Van der Wiel Chief Financial Officer	9/8/2006	$ $	60,000 16,800	(1) (2)	$ $	240,000 24,000	(1) (2)	$ $	288,000 24,000	(1) (2)	—	24,000	(3)	$5.85	$140,784	(4)

Michael D. Stout Chief Administrative Officer	9/8/2006	$ $	60,000 23,084	(1) (2)	$ $	240,000 30,388	(1) (2)	$ $	288,000 30,388	(1) (2)	—	24,000	(3)	$5.85	$140,784	(4)

Jeffrey J. McClintic Vice President of Appliance Merchandising	9/8/2006	$ $	31,250 17,192	(1) (2)	$ $	125,000 22,556	(1) (2)	$ $	150,000 22,556	(1) (2)	—	10,000	(3)	$5.85	$58,680	(4)

(1)

All executives other than the Chairman and Chief Executive Officer participate in the “Company Officer Personal Bonus Plan,” or bonus plan. The “Threshold” amount represents the amounts that would be paid to the named executive officer if our company’s performance meets a minimum level of Adjusted EBITDA. If this minimum level of EBITDA is not achieved, the named executive officer receives no bonus. The “Target” amount represents the amounts that would be paid to the named executive officers if our company’s performance meets the target level of Adjusted EBITDA as more fully described in the “Compensation Discussion and Analysis” section. The “Maximum” amounts represent the amounts that would have been paid if our company performance exceeded the Adjusted EBITDA target by a certain amount. Earned bonuses are paid out in the first quarter of the subsequent fiscal year.

(2)	In April 2000, we adopted the H. H. Gregg Non-Qualified Deferred Compensation Plan which provides unfunded, non-tax qualified deferred compensation benefits for selected executives of our company. We provide varying levels of annual contributions under the plan on behalf of the employee based on our performance targets. In a given year, if the minimum performance target is not met, no contribution is made on behalf of the employee by us. In addition, we also contribute interest at an interest rate decided by the compensation committee based on the employee’s aggregate balance at the beginning of each fiscal year. For fiscal year 2007, the executives’ accounts were credited at the maximum amount under the plan, 10% of the participant’s base salary, plus interest. The threshold amounts shown in the table represent 7% of the executive’s base salary plus interest. We credited each executive’s account interest of 5% on the beginning balance of each executive’s account at April 1, 2006.
(3)	The options were granted pursuant to the Gregg Appliances, Inc. 2005 Stock Option Plan. The shares subject to the option vest in equal installments over three years commencing on the first anniversary of the date of grant. The option has a seven-year term from the date of grant, subject to earlier expiration if the executive’s employment terminates.
(4)	Represents the full fair value of options granted during fiscal 2007 at date of grant under the Gregg Appliances, Inc. 2005 Stock Option Plan. Please refer to footnote 7 of the Notes to the consolidated financial statements for discussion of the relevant assumptions to determine the option award value at the grant date. No awards were forfeited as of March 31, 2007.

Outstanding Equity Awards At Fiscal Year End

Option Awards

The following tables summarizes information regarding option awards granted to our named executive officers that remain outstanding as of March 31, 2007.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Jerry W. Throgmartin Chairman and Chief Executive Officer	126,666 63,334 63,334 —	253,334 126,666 126,666 40,000	$5.00 7.50 10.00 5.85	7/26/2012 7/26/2012 7/26/2012 9/8/2013

Dennis L. May President and Chief Operating Officer	50,666 25,334 25,334 —	101,334 50,666 50,666 40,000	$5.00 7.50 10.00 5.85	7/26/2012 7/26/2012 7/26/2012 9/8/2013

Donald J.B. Van der Wiel Chief Financial Officer	40,000 20,000 20,000 —	80,000 40,000 40,000 24,000	$5.00 7.50 10.00 5.85	10/31/2012 10/31/2012 10/31/2012 9/8/2013

Michael D. Stout Chief Administrative Officer	30,000 15,000 15,000 —	60,000 30,000 30,000 24,000	$5.00 7.50 10.00 5.85	7/26/2012 7/26/2012 7/26/2012 9/8/2013

Jeffrey J. McClintic Vice President of Appliance Merchandising	33,334 16,666 16,666 —	66,666 33,334 33,334 10,000	$5.00 7.50 10.00 5.85	7/26/2012 7/26/2012 7/26/2012 9/8/2013

2007 Stock Awards

The following table provides information regarding outstanding stock awards for the named executive officers as of March 31, 2007.

Name	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Donald J.B. Van der Wiel(1) Chief Financial Officer	6,667	$173,342

(1)	Mr. Van der Wiel was awarded 10,000 restricted units under the Gregg Investment Corporation, LLC 2005 Restricted Unit Subscription Plan. The units vest over a three-year incentive period beginning on the award date of October 31, 2005. Units that were not vested as of March 31, 2007 were valued at a market price of $26.00 per unit based on the analysis of our compensation committee. The compensation committee retained an independent third-party valuation firm which provided a report as of February 14, 2007 to assist it in valuing the common stock of Gregg Appliances. The number of units does not reflect the Company’s stock split approved by the Board of Directors on June 14, 2007.

2007 Stock Vested

The following table provides information regarding stock held by the named executive officers that vested during the fiscal year ended March 31, 2007.

	Stock Awards
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting
Donald J.B. Van der Wiel(1) Chief Financial Officer	3,333	$66,660

(1)	Mr. Van der Wiel was awarded 10,000 restricted units under the Gregg Investment Corporation, LLC 2005 Restricted Unit Subscription Plan. Units vest over a three-year incentive period beginning on the award date of October 31, 2005. Value realized on vesting was calculated based on a market price of $20.00 per unit based on the analysis of our compensation committee. The compensation committee retained an independent third-party valuation firm which provided a report as of September 8, 2006 to assist it in valuing the common stock of Gregg Appliances. The number of units does not reflect the Company’s stock split approved by the Board of Directors on June 14, 2007.

Nonqualified Deferred Compensation

The following table sets forth certain information regarding the nonqualified deferred compensation of the named executive officers as of fiscal year ended March 31, 2007.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance in Last FYE ($)
Jerry W. Throgmartin Chairman and Chief Executive Officer	$—	$39,423	$39,423	$—	$220,296

Dennis L. May President and Chief Operating Officer	$—	$34,622	$34,622	$—	$169,475

Donald J.B. Van der Wiel Chief Financial Officer	$—	$24,000	$24,000	$—	$24,000

Michael D. Stout Chief Administrative Officer	$—	$30,388	$30,388	$—	$151,196

Jeffrey J. McClintic Vice President of Appliance Merchandising	$—	$22,556	$22,556	$—	$116,095

(1)	See description of the Non-Qualified Deferred Compensation Plan in the “—Grants of Plan Based Awards” section. Our contributions and aggregate earnings in fiscal 2007 in the “Nonqualified Deferred Compensation” table are also included in the “Summary Compensation Table” under “Non-Equity Incentive Plan Compensation”. The following table shows our contribution to each named executive officer’s account.

Name	Contribution	Interest(a)	Total
Jerry W. Throgmartin	$30,380	$9,044	$39,423
Dennis L. May	27,880	6,743	34,622
Donald J.B. Van der Wiel	24,000	—	24,000
Michael D. Stout	24,348	6,040	30,388
Jeffrey J. McClintic	17,879	4,677	22,556

(a)	Simple interest is calculated based on an interest rate of 5% applied to the balance as of April 1, 2006.

In April 2000, we adopted the H.H. Gregg Nonqualified Deferred Compensation Plan, which provides unfunded, non-tax qualified deferred compensation benefits to selected executives of our company. The plan participants are generally our creditors. A participant’s account is credited annually with a percentage of the participant’s base salary that varies in accordance with a financial target as established by our compensation committee and the participant’s employment classification. Accounts may be credited with interest annually at our discretion. Vesting occurs when the participant reaches age 55 while still employed, after ten years of continuous service or on death or disability. Accounts are forfeited upon a termination for cause. Benefits are payable in one lump sum in cash upon the later of termination of employment or the attainment of age 55. The aggregate balance for all participants in the plan as of March 31, 2006 and 2007 was approximately $2.3 million and $3.1 million, respectively.

Employment Agreements

In connection with the recapitalization of Gregg Appliances, Gregg Appliances entered into employment agreements with Jerry W. Throgmartin, our Chairman and Chief Executive Officer, and Dennis L. May, our President and Chief Operating Officer.

Each of the employment agreements provides for a two-year term. The agreements provide for a base salary of $300,000 for the first year, subject to increase, for Mr. Throgmartin and $250,000 per year for the first year, subject to increase, for Mr. May. Mr. May also is entitled to receive an annual cash bonus of up to approximately 120% of his base salary based on the achievement of EBITDA targets in accordance with our existing bonus plan. In addition, each of Messrs. Throgmartin and May participates in our pension and welfare plans, programs and arrangements that are generally available to our executives. Pursuant to the terms of the employment agreements, if we terminate the executive without “cause,” the executive will receive a continuation of his base salary and continued coverage under health and insurance plans (or substantially equivalent benefits) for the remainder of the term of the employment agreement, plus a pro-rated bonus for the year in which the executive was terminated.

For purposes of the agreements, “cause” means the executive’s (i) repeated failure to perform his duties in a manner reasonably consistent with the criteria established by our board of directors and communicated to the executive after written notice and an opportunity to correct his conduct; (ii) breach of any statutory, contractual or common law duty of loyalty or care or other conduct that demonstrates dishonesty or deceit in his dealings with us; (iii) misconduct which is material to the performance of his duties to us, including the disclosure of confidential information or a breach of his non-competition or non-solicitation obligations; (iv) conduct causing or aiding a breach by us of our agreement under the stockholders agreement not to terminate our independent auditors or engage any outside auditor or any other accounting firm to perform any non-audit services for us; or (v) commission of any crime involving moral turpitude or any felony.

Mr. Throgmartin’s agreement contains covenants prohibiting Mr. Throgmartin for the later of October 19, 2010 or for so long as he receives severance benefits from us, from competing with us in the contiguous United

States and from soliciting our employees for employment. In addition, Mr. Throgmartin’s agreement provides for his use of our corporate airplane for up to 20 hours per year for personal purposes at our expense. Mr. Throgmartin’s employment agreement was amended effective April 13, 2007 to provide that Mr. Throgmartin is entitled to a reasonable number of vacation days per year and to allow Mr. Throgmartin to participate in our health plan until age 65 so long as Mr. Throgmartin pays the related premium cost after he is no longer our employee. In addition, we have agreed to assign to Mr. Throgmartin our interest in a key-man life insurance policy on the life of Mr. Throgmartin after he is no longer employed by us. After this assignment, Mr. Throgmartin will pay the premiums for this policy.

Mr. May’s agreement contains covenants prohibiting Mr. May for the later of October 19, 2007 or for so long as he receives severance benefits from us, from competing with us in the states in which we have or plan to have stores, and all states contiguous to such states, and from soliciting our employees for employment.

During fiscal 2006, we entered into an employment agreement with Donald J.B. Van der Wiel, our Chief Financial Officer. The employment agreement provides for an annual base salary of $225,000 for the first year, subject to increase, which is reviewed annually for adjustment at the discretion of the compensation committee of our board of directors. Mr. Van der Wiel is also entitled to receive an annual cash bonus of up to 120% of his base salary based on the achievement of EBITDA targets in accordance with our existing bonus plan. For fiscal 2006, Mr. Van der Wiel was guaranteed a cash bonus of $100,000. In addition, Mr. Van der Wiel participates in our pension and welfare plans, programs and arrangements that are generally available to our executives. Pursuant to the terms of the employment agreement, if we terminate Mr. Van der Wiel without “cause,” he will receive his base salary for a period of 12 months following his departure from our company. Mr. Van der Wiel will not be eligible to participate in any of our welfare or benefit plans after the date of his termination for any future period except for the right to receive benefits which have vested under any plan in accordance with the terms of the plan. In addition, Mr. Van der Wiel will not be eligible to receive any cash bonus for our fiscal year during which his termination occurs and any later year.

Potential Payments Upon Termination or Change in Control Table

The following table provides an estimate of the inherent value of each of our named executive officer’s employment agreement described above, assuming the agreements were terminated on March 31, 2007, the last day of fiscal 2007. Please refer to “—Employment Agreements” for more information.

Executive and Benefits	Voluntary Termination, Retirement or For Cause (a)	Disability	Death	Termination by Company Other than Retirement, Disability, Death, or Without Cause
Jerry W. Throgmartin
Salary Continuation (b)	$—	$151,899	$607,595	$607,595
Non-Equity Incentive Plan Compensation (c)	$—	$—	$—	$39,423
Stock Options (d)	$—	$—	$—	$—
Healthcare (e)	$—	$103,200	$—	$11,952

Dennis L. May
Salary Continuation (b)	$—	$139,399	$557,594	$557,594
Non-Equity Incentive Plan Compensation (c)	$—	$—	$—	$364,622
Stock Options (d)	$—	$—	$—	$—
Healthcare (e)	$—	$103,200	$—	$11,952

Donald Van der Wiel
Salary Continuation (f)	$—	$—	$240,000	$240,000
Non-Equity Incentive Plan Compensation (g)	$—	$—	$—	$—
Stock Options (d)	$—	$—	$—	$—
Healthcare (h)	$—	$—	$—	$—

(a)	Termination for cause makes an executive ineligible to receive base salary or to participate in any employee benefit plans for the remainder of the term of the employment agreement, except for the right to receive benefits that have vested under any plan.
(b)	Executives are eligible to receive the then current base salary for the remainder of the term of the employment agreement upon a termination by us other than for cause or disability. Upon the death of an executive, the base salary for the remainder of the term of the employment agreement will be paid to the executive’s beneficiary or estate. Upon disability, the executive is entitled to receive his base salary for six months before we can terminate his employment.
(c)	An executive is entitled to receive a pro-rata share of the annual bonus for the portion of the year during which the executive was employed if he is terminated by us without cause. If the executive is terminated for cause, he is not entitled to any bonus for the fiscal year during which the termination occurs. This amount includes both amounts earned under the Bonus Plan and the Nonqualified Deferred Compensation Plan. All executives other than Mr. Throgmartin participate in the “Company Officer Personal Bonus Plan” or bonus plan. See “—Grants of Plan Based Awards Table” and “ Compensation Discussion and Analysis” for more information.
(d)	Upon a termination of employment or the death of the executive, the options terminate, except that options can be exercised to the extent that the options were exercisable on the date of termination. The options can be exercised for the following periods: (i) 90 days, following termination by us or the voluntary resignation of the executive or (ii) 120 days following the death or disability of the executive. If the executive is terminated by us for cause, the options terminate immediately. See “—Outstanding Equity Awards at Fiscal Year End” and “—2007 Grants of Plan Based Awards” for more information.
(e)	Upon a termination without cause or disability, the executive is entitled to receive continued coverage under the then existing health care plans for the remainder of the term of the employment agreement, and if the plan does not permit such continued coverage, then we are obligated to provide a substantially similar and no less favorable benefit. If the executive becomes permanently disabled, as defined in the employment agreement, and we exercise the right to terminate the employment of the executive, he is entitled to receive disability benefits in accordance with the disability policy maintained by us.
(f)	If Mr. Van der Wiel’s employment is terminated by us without cause he is entitled to his current base salary for a period of 12 months. The salary will be paid in accordance with our then current payroll practice.
(g)	Following a termination without cause by us, Mr. Van der Wiel is not eligible to receive any bonus for the fiscal year during which the termination occurs.
(h)	Mr. Van der Wiel is not eligible to participate in any executive benefit plans after the date of termination, except for the right to receive benefits that have vested under any such plan.

Employee Benefit Plans

New Equity Incentive Plan. Our board of directors approved the adoption of the hhgregg, Inc. 2007 Equity Incentive Plan on April 12, 2007, subject to stockholder approval. The maximum number of shares of common stock that can be issued pursuant to awards under our new equity incentive plan, including options intended to qualify as incentive stock options under Section 422 of the Code, is 3,000,000 shares. The term of our new equity incentive plan commenced on the date of approval by our board of directors and continues until the tenth anniversary of the approval by our board of directors.

Our new equity incentive plan is administered by our compensation committee. Our compensation committee has the authority to make or select the manner in which all determinations with respect to each award is granted by us under our equity incentive plan. In granting an award, our compensation committee considers the following factors: (i) the nature of the services rendered by the potential recipient, (ii) the potential recipient’s present and potential contributions to us and (iii) other factors the compensation committee deems to be relevant. The compensation committee has the authority to interpret our equity incentive plan and amend the rules and regulations relating to it to determine the terms of the respective award agreements and to make all other determinations necessary for the administration of our equity incentive plan.

Individuals eligible to receive an award under our equity incentive plan include employees of, consultants to, and non-employee members of the board of directors of our company or any of our affiliates. An award is subject to the terms and conditions of our equity incentive plan and such other terms and conditions as the compensation committee prescribes in the respective award agreements.

The committee can issue the following types of awards under our equity incentive plan:

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Nonstatutory stock options and incentive stock options are rights to purchase our common stock. A stock option may be immediately exercisable or become exercisable in such installments, cumulative or non-cumulative, as the committee may determine. A stock option may be exercised by the recipient giving written notice to us, specifying the number of shares with respect to which the stock option is then being exercised, and accompanied by payment of an amount equal to the exercise price of the shares to be purchased. The purchase price may be paid by cash, check, by delivery to us (or attestation of ownership) of shares of common stock held at least six months, by surrender to us of a portion of the shares subject to the option equal to the exercise price, by delivery to us of an executed promissory note in the principal amount equal to the exercise price (each of the foregoing of which is subject to the discretion and approval of the compensation committee except the cash or check payment options), or through and under the terms and conditions of any formal cashless exercise program authorized by us.

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Incentive stock options may be granted only to eligible employees of us or any parent or subsidiary corporation and must have an exercise price of not less than 100% of the fair market value of our common stock on the date of grant (or 110% for incentive stock options granted to any holder of 10% of our total combined voting power). In addition, the term of an incentive stock option may not exceed 10 years (or five years, if granted to any 10% stockholder). Nonstatutory options are not subject to these limits on exercise price and term. In the case of an incentive stock option, the amount of the aggregate fair market value of common stock (determined at the time of grant) with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all such plans of his employer corporation and its parent and subsidiary corporations) may not exceed $100,000.

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Stock appreciation rights are rights to receive (without payment to us) cash, property or other forms of payment, or any combination thereof, based on the increase in the value of the number of shares of common stock specified in the stock appreciation right. The committee determines the form of the payment. The base price (above which any appreciation is measured) will in no event be less than 50% of the fair market value of our stock on the date of grant of the stock appreciation right. If the stock appreciation right is granted in tandem with a stock option (that is, so that the recipient has the opportunity to exercise either the stock option or the stock appreciation right, but not both), the base price will not be less than the exercise price under the associated stock option.

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Awards of restricted stock are grants or sales of common stock which are subject to a risk of forfeiture, such as a requirement of the continued performance of services for a stated term or the achievement of individual or company performance goals. Awards of restricted stock will include the right to any dividends on the shares before such shares vest or are forfeited. The committee has the discretion to defer the dividends and, if deferred, the dividends may be reinvested in additional shares of restricted stock.

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Awards of restricted stock units and performance units are grants of rights to receive either shares of our common stock (in the case of restricted stock units) or the appreciation over a base value (as specified by the committee) of a number of shares of common stock (in the case of performance units) subject to satisfaction of service or performance requirements established by the committee in connection with the award. Such awards may include the right to the equivalent of any dividends on the shares covered by the award, which amount may in the discretion of the committee be deferred and paid if and when the award vests.

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A stock grant is a grant of shares of common stock that is not subject to restrictions or other forfeiture conditions. Stock grants may be awarded in recognition of significant contributions to our success, in lieu of compensation otherwise already due, or in other circumstances which the committee deems appropriate.

Effect of Termination of Employment or Association. Unless the committee determines otherwise in connection with any particular award under the new equity incentive plan, stock options and SARs will generally terminate 90 days following the recipient’s termination of employment or other association and during such time shall only be exercisable to the extent exercisable as of the date of termination. The effect of termination on other awards will depend on the terms of those awards specified in the applicable award agreements.

Transferability. In general, no award under the new equity incentive plan may be transferred by the recipient, other than by will or by the laws of decent and distribution, and during the life of the recipient all rights under an award may be exercised only by the recipient or his or her legal representative. However, the committee may approve the transfer, without consideration, of an award of a nonstatutory option or restricted stock to a family member.

Effect of Significant Corporate Event. In the event of any change in the outstanding shares of our common stock through merger, consolidation, sale of all or substantially all of our property, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other distribution with respect to such shares of common stock, an appropriate and proportionate adjustment will be made in (i) the maximum numbers and kinds of shares subject to the new equity incentive plan, (ii) the numbers and kinds of shares or other securities subject to the then outstanding awards, (iii) the exercise price for each share or other unit of any other securities subject to then outstanding stock options or stock appreciation rights (without change in the aggregate purchase or hurdle price as to which stock options or stock appreciation right remain exercisable), and (iv) the repurchase price of each share of restricted stock then subject to a risk of forfeiture in the form of a repurchase right in our favor. In the event of a change in control (which may include an acquisition), any and all awards not otherwise vested shall be fully vested and, as applicable, exercisable, and upon our dissolution or liquidation, other than as part of an acquisition or similar transaction, each outstanding stock option or stock appreciation right shall terminate, but the holder shall have the right, immediately prior to the dissolution or liquidation, to exercise the stock option or stock appreciation right to the extent exercisable on the date of dissolution or liquidation.

Amendments to the New Equity Incentive Plan. Our board may amend or modify the new equity incentive plan at any time subject to the rights of holders of outstanding awards on the date of amendment or modification; provided, however, that the board may not, without the approval of shareholders (i) materially increase the number of shares of our common stock available under the new equity incentive plan or issuable to a participant (other than as a result of adjustments to reflect a significant corporate event); (ii) change the types of awards that may be granted under the new equity incentive plan; (iii) expand the class of persons eligible to receive awards or otherwise participate in the new equity incentive plan; (iv) reduce the price at which an option is exercisable either by amendment of an award or by substitution of a new award at a reduced price (other than as a result of adjustments to reflect a significant corporate event); or (v) make any other amendment or modification which requires stockholder approval pursuant to the requirements of any exchange on which our common stock is then listed or applicable law.

Summary of Tax Consequences. The following is a brief and general discussion of the federal income tax consequences to recipients of awards granted under the new equity incentive plan. In general, whenever a recipient is required to recognize ordinary income in connection with an award, we will be entitled to a corresponding tax deduction.

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Nonstatutory stock options. Generally, there are no federal income tax consequences to the participants upon the grant of nonstatutory stock options. Upon the exercise of such an option, the participant will recognize ordinary income in an amount equal to the amount by which the fair market value of the common stock acquired upon the exercise of such option exceeds the exercise price, if any. A sale of common stock so acquired will give rise to a capital gain or loss equal to the difference between the fair market value of the common stock on the exercise and sale dates.

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Incentive stock options. Except as noted at the end of this paragraph, there are no federal income tax consequences to the participant upon grant or exercise of an incentive stock option. If the participant holds shares of common stock purchased pursuant to the exercise of an incentive stock option for at least two years after the date the option was granted and at least one year after the exercise of the option, the subsequent sale of common stock will give rise to a long-term capital gain or loss to the participant and no deduction will be available to us. If the participant sells the shares of common stock within two years after the date an incentive stock option is granted or within one year after the exercise of an option, the participant will recognize ordinary income in an amount equal to the difference between the fair market value at the exercise date and the option exercise price, and any additional gain or loss will be a capital gain or loss. Some participants may have to pay alternative minimum tax in connection with exercise of an incentive stock option.

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Restricted stock. A participant will generally recognize ordinary income on receipt of an award of restricted stock when his or her rights in that award become substantially vested, in an amount equal to the amount by which the then fair market value of the common stock acquired exceeds the price he or she has paid for it, if any. Recipients of restricted stock may, however, within 30 days of receiving an award of restricted stock, choose to have any applicable risk of forfeiture disregarded for tax purposes pursuant to Section 83(b) of the Code, or an “83(b) election”. If the participant makes an 83(b) election, he or she will have to report compensation income equal to the difference between the value of the shares and the price paid for the shares, if any, at the time of the transfer of the restricted stock.

•	Stock appreciation rights. A participant will generally recognize ordinary income on receipt of cash or other property pursuant to the exercise of an award of stock appreciation rights.

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Restricted stock units, performance units and stock grants. A participant will generally recognize ordinary income on the receipt of any shares of common stock, cash or other property in satisfaction of any of these awards under the new equity incentive plan.

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Potential deferred compensation. For purposes of the foregoing summary of federal income tax consequences, we assumed that no award under the new equity incentive plan will be considered “deferred compensation” as that term is defined in Section 409A of the Code for purposes of recent federal tax legislation governing nonqualified deferred compensation arrangements, or, if any award were considered to any extent to constitute deferred compensation, its terms would comply with the requirements of that legislation (in general, by limiting any flexibility in the time of payment). For example, the award of a nonstatutory stock option with an exercise price which is less than the market value of the stock covered by the option, might constitute deferred compensation. If an award includes deferred compensation, and its terms do not comply with the requirements of the legislation, then any deferred compensation component of an award under the new equity incentive plan will be taxable when it is earned and vested (even if not then payable) and the recipient will be subject to a 20% additional tax.

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Section 162(m) limitations on the company’s taxes deduction. We will not be entitled to deductions in connection with awards under the new equity incentive plan to certain senior executive officers to the extent that the amount of deductible income in a year to any such officer, together with his or her other compensation from us exceeds the $1 million dollar limitation of Section 162(m) of the Code. Compensation which qualifies as “performance-based” is not subject to this limitation, however.

Existing Stock Option Plan. The board of directors of Gregg Appliances approved the adoption of the Gregg Appliances, Inc. 2005 Stock Option Plan on March 8, 2005. The existing stock option plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code and nonqualified stock options to our officers, directors, consultants and key employees. An aggregate of 5,000,000 shares of common stock is reserved for issuance under the existing stock option plan. As of the date of this prospectus, options to purchase an aggregate of 3,978,666 shares were granted under the existing stock option plan. The existing stock option plan will no longer be used to grant options upon the consummation of this offering and each option issued under the existing stock option plan will be assumed by the Issuer. The shares of common stock reserved under the Stock Option Plan will be reduced as options terminate or expire.

Restricted Unit Plan. On June 14, 2005, GIC adopted the Gregg Investment Corporation, LLC 2005 Restricted Unit Subscription Plan pursuant to which certain of our employees, directors, and consultants are given the opportunity to purchase units in GIC. The units may be issued by GIC at the discretion of its managing member for a purchase price equal to the fair market value of the units, as determined by our board of directors. As of the date of this prospectus, GIC issued 288,550 Series A Units to our employees and directors. The number of units does not reflect Gregg Appliances’ stock split that was approved by the Board of Directors on June 14, 2007. All Series A Units were issued at a purchase price of $10.00 per unit. The Restricted Unit Plan will be terminated in connection with the consummation of this offering and each Series A Unit issued under the Restricted Unit Plan will be exchanged for a share of our common stock. Upon the consummation of this offering, the shares of our common stock issued in exchange for the Series A units will not be subject to any restrictions.

401(k) Plan. We maintain the Gregg Appliances, Inc. Employees Retirement Plan, or 401(k) Plan, a profit-sharing plan with salary deferral and matching contribution features. The 401(k) Plan covers all of our employees who have reached age 21 and performed at least 1,000 hours of service within a 12-month period. After one year of service, employees may contribute up to 60% of their pre-tax compensation to the 401(k) Plan, subject to limitations imposed by the Code. We may make a discretionary matching contribution to participants who make salary deferral contributions to the 401(k) Plan, and may also make discretionary profit sharing contributions in proportion to compensation for each participant who is employed on the last day of the year or has completed at least 501 hours of service in the year. Corporate officers participate in the 401(k) Plan on the same basis as all other employees. Amounts credited to the 401(k) Plan matching contribution accounts of our named executive officers for fiscal 2005 are included in the Summary Compensation Table above under “All Other Compensation”.

2007 Director Compensation

Directors who are also our employees or who beneficially own, or are employees of entities that beneficially own, more than 20% of our common stock do not receive any compensation for their services on our board, other than reimbursement for out-of-pocket expenses. Our other directors are compensated for their services as described below.

Messrs. Castellani and Smith each (i) received an initial option grant upon their appointment to our board of 100,000 options, (ii) received annual option grants of 10,000 options, (iii) received a retainer of $35,000 payable quarterly in arrears and (iv) were reimbursed for out-of-pocket expenses. In addition, Mr. Smith received $15,000 as an annual retainer for serving as Chairman of our audit committee, payable quarterly in arrears.

Mr. Starrett, as compensation for serving as Vice Chairman of our board, (i) received an initial option grant of 200,000 options, (ii) received an annual option grant of 10,000 options, (iii) received a $50,000 annual retainer and (iv) was reimbursed for out-of-pocket expenses.

The information provided in the following table reflects the compensation received by our directors, excluding directors who are also our employees or who beneficially own, or are employees of entities or affiliates of entities that beneficially own, more than 20% of our common stock and, therefore, received no compensation for their service on our board in fiscal 2007.

Name	Fees Earned or Paid in Cash	Stock Awards ($)	Option Awards ($)	All Other Compensation	Total
Lawrence Castellani	$35,000	$—	$4,624	$—	$39,624
Charles Rullman	$8,750	$—	$—	$—	$8,750
Michael Smith	$50,000	$—	$4,624	$—	$54,624
Peter Starrett	$50,000	$—	$4,624	$—	$54,624

Our compensation committee has approved an increase in compensation for our directors for fiscal 2008. Directors who are also our employees or who beneficially own, or are employees of entities or affiliates of entities that beneficially own, more than 20% of our common stock, will continue to receive only reimbursement for out-of-pocket expenses. Each director who is not our employee or who does not beneficially own, or is not an employee of an entity or affiliate of an entity that beneficially owns, more than 20% of our common stock will receive an annual retainer of $50,000 and an annual grant of 5,000 options. New directors will also receive an initial grant of 5,000 options upon appointment to our board. The Chairman of the audit, nominating and corporate governance and compensation committees will receive an additional annual retainer of $10,000.

Indemnification of Executive Officers and Directors

Our Certificate of Incorporation provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, or DGCL.

Article VII of our Certificate of Incorporation provides:

Our company, to the full extent permitted by Section 145 of the DGCL as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. It further provides that expenses (including attorneys fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding or to which the officer or director may be entitled to indemnification hereunder shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us as authorized by our certificate of incorporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions of our certificate of incorporation, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of its appropriate jurisdiction the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We will pay for or reimburse reasonable expenses incurred by a director and may pay for or reimburse reasonable expenses incurred by an officer in defending any action, suit, or proceeding in advance of the final disposition thereof upon (i) receipt of a written affirmation of the director’s or officer’s good faith belief that the director or officer has met the standard of conduct prescribed by Delaware law; (ii) receipt of an undertaking of the director or officer to repay the amount paid by us if it is ultimately determined that the director or officer is not entitled to indemnification by us and (iii) a determination that the facts then known to those making the determination would not preclude indemnification under the DGCL.

In addition, we have entered into customary indemnity agreements with each of our directors and executive officers.

There is no pending litigation or proceeding involving any of our directors, officers, employees or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Additional Information with Respect to Compensation Committee Interlocks

The compensation committee of our board of directors determines the compensation of our officers and directors. None of our executive officers currently serves on the compensation committee or board of directors of any other company of which any members of our board of directors or our compensation committee is an executive officer.

CERTAIN RELATIONSHIPS AND

RELATED PARTY TRANSACTIONS

Affiliate Leases

We lease our headquarters, which includes a store, a corporate training center and a central distribution and warehouse facility, and ten additional stores (including stores leased from the entities required to be consolidated with us prior to the recapitalization) from W. Gerald Throgmartin, the father of Jerry W. Throgmartin, and entities controlled by Jerry W. Throgmartin and his siblings, or companies or trusts affiliated with Jerry W. Throgmartin. We believe the affiliate leases are “arm’s length,” such that the terms are no less favorable to us than non-affiliate leases. All affiliate leases are on a triple net basis. Rent expense for these affiliate leases was $4.2 million, $3.8 million and $4.2 million for fiscal 2005, 2006 and 2007, respectively.

Until September 30, 2004, we also leased seven stores (including stores leased from the entities required to be consolidated with us prior to the recapitalization) from R. Don Throgmartin, Jerry W. Throgmartin’s uncle. All of these properties were sold to unaffiliated third parties on September 30, 2004. We believe that these leases are “arm’s length,” such that the terms of these leases are no less favorable to us than our non-affiliate leases. Rent expense for these affiliate leases was $1.0 million in fiscal 2005.

We lease our corporate airplane from Throgmartin Leasing, LLC, an entity controlled by W. Gerald Throgmartin, the father of Jerry W. Throgmartin. During fiscal 2005, 2006 and 2007 we paid rent of $0.3 million for each period to Throgmartin Leasing, LLC for use of the airplane. In addition, we also paid $0.5 million, $0.6 million, and $0.7 million during fiscal 2005, 2006 and 2007, respectively, for the corporate airplane’s operating costs. W. Gerald Throgmartin, the beneficial owner of the airplane, uses the airplane for a certain number of hours per year in exchange for a reduced per hour rental rate. We believe that the lease of our corporate airplane is “arm’s length,” such that the terms of this lease are no less favorable to us than those of a non-affiliate lease would be.

Existing Stockholders Agreement

Under the stockholders agreement with Freeman Spogli, GIC, Jerry W. Throgmartin, Gregg W. Throgmartin and Dennis L. May, prior to an initial public offering by us or such time as a stockholder transfers more than 50% of the shares of our common stock held by the stockholder immediately following the recapitalization, GIC, Messrs. J. Throgmartin, G. Throgmartin and May have the right to purchase their pro rata share of some new issuances of our securities, including some issuances of our common stock. The stockholders agreement prohibits Messrs. J. Throgmartin, G. Throgmartin and May from transferring any of their shares of our common stock until February 3, 2008 (other than permitted transfers to family trusts or similar entities for the benefit of immediate family members and transfers by Mr. May to Messrs. J. Throgmartin and G. Throgmartin following a termination of Mr. May’s employment agreement by us without “cause” (as defined in his employment agreement discussed above in “Compensation Discussion and Analysis—Employment Agreements”)). Other than these permitted transfers, from February 3, 2008 to February 3, 2010 these three stockholders may transfer no more than 50% of the shares of our common stock that they owned immediately following the closing of the recapitalization. In addition, prior to an initial public offering by us or such time as GIC transfers more than 50% of the shares of our common stock held by it immediately following the recapitalization, any transfers of our common stock by Messrs. J. Throgmartin, G. Throgmartin and May (other than permitted transfers by these stockholders to immediate family, family trusts or similar entities for the benefit of immediate family members) are subject to rights of first refusal in favor of GIC and any third person designated by GIC including us. The stockholders agreement further provides tag-along rights such that (1) upon transfers of our common stock by Messrs. J. Throgmartin, G. Throgmartin or May, GIC shall have the right to participate in such sales on a pro rata basis and (2) upon transfers of our common stock by GIC, Messrs. J. Throgmartin, G. Throgmartin and May shall have the right to participate in such sales on a pro rata basis. A sale by Freeman Spogli of its equity interest in GIC is considered a sale of our common stock for purposes of the tag-along rights under the stockholders agreement. In addition, if GIC sells any shares of our common stock to a third-party buyer or if Freeman Spogli sells all or a substantial percentage of its equity interest in GIC, each of

Messrs. J. Throgmartin, G. Throgmartin and May will be obligated to sell, at the request of GIC or Freeman Spogli, as applicable, the same percentage of the shares of common stock and other securities beneficially held by him.

The stockholders agreement further provides that the parties will vote at each regular or special meeting of our stockholders to elect to our board of directors, Jerry W. Throgmartin, Dennis L. May and each board nominee selected by GIC. GIC may establish the size of our board of directors in its sole discretion. The rights of each of these parties to be represented on our board of directors (and GIC’s right to establish the size of our board of directors) terminate at such time as the stockholder transfers more than 50% of the shares of our common stock held by the stockholder immediately after the recapitalization. In addition, the presence of a director who is an employee or member of Freeman Spogli or its affiliates is required to constitute a quorum for all board meetings and any director who is an employee or member of Freeman Spogli or its affiliates may call for a stockholder vote on any matter that comes before the board of directors provided that the board of directors has a full and fair opportunity to discuss the matter and may adjourn the board of directors meeting for this purpose. In addition, each of the stockholders party to the stockholders agreement agrees to vote in favor of certain actions if presented to our board, including reorganizing our company as a Delaware corporation and reorganizing our company in preparation for an initial public offering of our common stock. We have agreed that we will not, without GIC’s consent, terminate our independent auditor, KPMG LLP, or hire another outside accounting firm to assist us with any audit. For so long as the junior notes remain outstanding, the stockholders agreement provides that neither Freeman Spogli nor GIC may take any action or cause or authorize any nominated members of our board who are stockholders, employees or members of Freeman Spogli to cause our board of directors (i) to declare a dividend or other distribution in favor of our stockholders before the consummation of an offer and sale of our common stock that has been declared effective by the SEC other than the repurchase, redemption or other acquisition or retirement for value of any of our equity interests or that of our subsidiaries held by any current or former officer, director or employee pursuant to any equity subscription agreement, stock option agreement, stockholders agreement or similar agreement or (ii) to loan money or pay any fees to Freeman Spogli other than the payment of fees for financial or mergers and acquisitions advisory, financing, underwriting or placement services in connection with financings, acquisitions or divestitures. In the event of a violation of either clause (i) or (ii) above, Freeman Spogli and GIC are to refund to us any property lost as a result of the violation. Additionally, Freeman Spogli and GIC may not cause or authorize and nominate members of our board of directors who are stockholders, employees, or members of Freeman Spogli to approve a resolution or issue or approve an order to any of our officers or employees that prohibits or restricts the payment of any cash interest due to a holder of a junior note in accordance with its terms, unless such nominee determines in good faith at a duly noticed board meeting, that it is in our best interest and the interest of our stockholders to prohibit or restrict such cash interest payment.

The existing stockholders agreement terminates upon the consummation of the IPO reorganization.

Existing Registration Rights Agreement

In connection with the recapitalization, GIC and Messrs. J. Throgmartin, G. Throgmartin and May entered into a registration rights agreement with respect to all the shares of common stock of Gregg Appliances that they hold. Under the registration rights agreement, GIC may at any time, and Messrs J. Throgmartin, G. Throgmartin and May, beginning 180 days after the consummation of an initial public offering of the common stock of Gregg Appliances, require Gregg Appliances to register for resale under the Securities Act their shares of common stock. The existing registration rights agreement terminates upon the consummation of the IPO reorganization.

New Registration Rights Agreement

In connection with the IPO reorganization, FSEP V, FS Affiliates V, L.P., the California State Teachers’ Retirement System, A.S.F. Co-Investment Partners II, L.P., the Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust and Messrs. J. Throgmartin, G. Throgmartin and May, will enter into a registration rights agreement with respect to all of our shares of common stock that they hold.

Under the new registration rights agreement, FSEP V may at any time, and Jerry W. Throgmartin may, at any time beginning 180 days after the consummation of this offering, require us to register for resale under the Securities Act their registrable shares of common stock. These registration rights include the following provisions:

Demand Registration Rights. We have granted three demand registration rights to FSEP V and one demand registration right to Jerry W. Throgmartin so long as the holder or holders request the registration of registrable common stock having a fair market value of at least $25,000,000, as determined by our board of directors. In the case of Jerry W. Throgmartin, registrable shares held by the Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust and Messrs. G. Throgmartin and May may be included in the request for registration to reach the $25,000,000 threshold. In the case of a demand by FSEP V, registrable shares held by FS Affiliates V, L.P., the California State Teachers’ Retirement System and A.S.F. Co-Investment Partners II, L.P. may be included in the request for registration to reach the $25,000,000 threshold. Upon a demand made by either FSEP V or Jerry W. Throgmartin, every party to the agreement can request to be included in the registration on a pro rata basis.

Piggyback Registration Rights. Each party to the registration rights agreement also has unlimited piggyback registration rights subject only to a determination by the underwriters that the success of the offer or the offering price would be adversely affected by the inclusion of securities of the parties. If at any time on or after the closing of this offering, we propose to file a registration statement under the Securities Act for the same class of common stock held by the parties to the new registration rights agreement, the parties shall have the opportunity to include their registrable shares in the registration.

Expenses. We are responsible for paying all registration expenses, excluding underwriting discounts and commissions and the out of pocket expenses of the holders.

Indemnification. We have agreed to indemnify each of the stockholders party to the registration rights agreement against certain liabilities under the Securities Act.

Consulting Agreement

We have a consulting agreement with W. Gerald Throgmartin. Given his long history with our company and his industry insights, Mr. Throgmartin provides advice to the chief executive officer regarding various aspects of the industry including relationships with vendors, geographic expansion, corporate and strategic philosophies and infrastructure leveraging. The agreement requires us to pay consulting fees in an amount of $25,000 per year and permits Mr. Throgmartin to continue to participate in our health and disability insurance plans on the same basis as our employees through the term of this agreement. The agreement expires on February 3, 2010. We believe that the consulting agreement is “arm’s length,” such that the terms of the agreement are no less favorable to us than a non-affiliate consulting agreement.

Life Insurance Policy

In September 2005, Jerry W. Throgmartin, along with certain members of his immediate family, acquired a whole key-man life insurance policy for W. Gerald Throgmartin that had previously benefited our company for a purchase price of $1.1 million. The purchase price of the life insurance policy equaled the cash surrender value of the policy. The transaction was approved by our board of directors. We believe that the sale of the policy is “arm’s length,” such that the terms of the sale are no less favorable to us than a non-affiliate sale.

Purchase of Land

In December 2005, Jerry W. Throgmartin, along with certain members of his immediate family, acquired land owned by us located in Ohio for a purchase price of $1.4 million paid in the form of a promissory note. The promissory note was payable on demand by us without interest. Our board determined the purchase price to be the fair market value of the land. On February 3, 2006, Mr. Throgmartin paid all amounts due under the note in cash.

Affiliate Debt

In May 2004, Gregg Appliances loaned $16,551,012 to Jerry W. Throgmartin, our Chairman, Chief Executive Officer and a Director. The entire amount of principal and interest was repaid in full in connection with the recapitalization. The largest aggregate amount of indebtedness outstanding since the date of execution of the note evidencing this loan was $16,817,075. The note was secured by a mortgage on certain real property located in Marion County, Florida, and bore interest at the prime rate as set by National City Bank of Indiana.

In September 2003, in connection with his purchase of 90,000 shares of common stock of Gregg Appliances, Dennis L. May, our President, Chief Operating Officer, and a Director, executed a nonrecourse installment promissory note payable to Gregg Appliances in the principal amount of $8,500,050, which bore interest at 5.08% per annum. The entire amount of principal and interest was repaid in full in connection with the recapitalization. The largest aggregate amount of indebtedness outstanding since the date of execution was $8,788,704. The note was secured by a pledge of the 90,000 shares of our common stock purchased by Mr. May.

Payments Relating to the Recapitalization

In connection with the recapitalization, certain of the equity holders of Gregg Appliances prior to the recapitalization received consideration in an aggregate amount of approximately $286.1 million in exchange for their shares of our common stock. As part of the consideration, Gregg Appliances issued Jerry W. Throgmartin, Gregg W. Throgmartin, our Vice President of Sales, and Dennis L. May aggregate $18.75 million principal amount of junior notes with a fair value of $12.9 million. Jerry W. Throgmartin, Gregg W. Throgmartin and Dennis L. May each retained and did not receive cash in the recapitalization for a portion of shares of our common stock held by them with an aggregate value of approximately $27.8 million. Freeman Spogli received an advisory services fee of $4.0 million for its services provided to us in structuring and arranging the recapitalization. In addition, Mr. Starrett received $250,000 in connection with his services provided to our company in connection with the recapitalization.

S Corporation Distribution and Tax Indemnification

Prior to the recapitalization, Gregg Appliances was treated for U.S. federal and certain state income tax purposes as an S corporation under Subchapter S of the Code and comparable state laws. As a result, our earnings had been taxed, with certain exceptions, directly to our stockholders rather than to us, leaving our stockholders responsible for paying income taxes on these earnings. Gregg Appliances historically paid distributions to its stockholders to enable them to pay their income tax liabilities as a result of its status as an S corporation and, from time to time, to distribute previously undistributed S corporation earnings and profits. We made aggregate cash distributions to our stockholders of $14.3 million during fiscal 2005 and no cash distributions to our shareholders during fiscal 2006 or fiscal 2007. The S corporation status of Gregg Appliances terminated as a result of the recapitalization. The merger agreement requires that our stockholders prior to the recapitalization indemnify us for any taxes imposed on us relating to any invalidity of our S corporation election under the Code.

Related Person Transaction Policy

Our board of directors adopted certain written policies and procedures for the review, approval and ratification of related party transactions, which we refer to as our Related Person Policy. Among other things, our Related Person Policy provides that any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were, are or will be a participant and the amount involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest, must be reported to our board of directors prior to the consummation or amendment of the transaction. A related person, as defined in our Related Person Policy, means any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of our company or a nominee to become a director of our company; any person who is known to be the beneficial owner of more than 5% of any class of our voting securities; any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest. Our board of directors reviews these related party transactions and considers all of the relevant facts and circumstances available to the board, including (if applicable) but not limited to: the benefits to us; the availability of other sources of comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. Our board of directors may approve only those related party transactions that are in, or are not inconsistent with, the best interests of us and of our stockholders, as our board of directors determines in good faith. At the beginning of each fiscal year, our board of directors will review any previously approved or ratified related party transactions that remain ongoing and have a remaining term of more than six months. Our board of directors will consider all of the relevant facts and circumstances and will determine if it is in the best interests of us and our stockholders to continue, modify or terminate these related party transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

Except as otherwise noted, each beneficial owner in the table below has sole voting power with respect to the shares listed. The following table sets forth beneficial ownership of our common stock following consummation of the IPO reorganization, and as adjusted to reflect the sale of 3,125,000 shares of common stock in this offering by us and the sale of 6,250,000 shares of common stock in this offering by selling stockholders with respect to the beneficial ownership of our common stock by:

•	each person who beneficially owns more than 5% of the shares;

•	each of our executive officers named in the summary compensation table and certain other executive officers;

•	each member of our board of directors;

•	all executive officers and directors as a group; and

•	each selling stockholder selling shares in this offering.

Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated in the footnotes below, the address of the stockholders is c/o hhgregg, Inc., 4151 East 96th Street, Indianapolis, Indiana 46240.

We have agreed to bear the expenses (other than underwriting discounts and commissions) of the selling stockholders in connection with this offering and to indemnify them against certain liabilities, including liabilities under the Securities Act of 1933.

The percentages of common stock beneficially owned before the offering are based on 28,491,600 shares of common stock outstanding as of June 15, 2007. The percentages of common stock beneficially owned after the offering are based on 31,616,600 shares outstanding. This table assumes that the underwriters will not exercise the over-allotment option to purchase up to 1,406,250 shares of our common stock from the selling stockholders. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after June 15, 2007 are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person.

	Beneficial Ownership Prior to the Offering		Number of Shares to be Sold in this Offering	Beneficial Ownership Immediately After this Offering
Name	Number	Percent		Number	Percent
Freeman Spogli & Co. (1)	18,242,776	64.0%	5,126,040	13,116,736	41.5%
John M. Roth(2)	18,242,776	64.0%	5,126,040	13,116,736	41.5%
California State Teachers’ Retirement System(3)	3,000,000	10.5%	842,970	2,157,030	6.8%
A.S.F. Co-Investment Partners II, L.P.(4)	1,000,000	3.5%	280,990	719,010	2.3%
Jerry W. Throgmartin(5)	3,563,167	12.3%	—	3,563,167	11.1%
Dennis L. May(6)	1,314,085	4.6%	—	1,314,085	4.1%
Donald J.B. Van der Wiel(7)	130,000	*	—	130,000	*
Michael D. Stout(8)	150,000	*	—	150,000	*
Jeffrey J. McClintic(9)	163,333	*	—	163,333	*
Michael G. Larimer(10)	153,333	*	—	153,333	*
Gregg W. Throgmartin(11)	1,562,639	5.5%	—	1,562,639	4.9%
Lawrence P. Castellani(12)	266,667	*	—	266,667	*
Benjamin D. Geiger(2)	—	—	—	—	—
Michael L. Smith(13)	116,667	*	—	116,667	*
Charles P. Rullman	—	—	—	—	—
Peter M. Starrett(14)	273,333	*	—	273,333	*
All directors and officers as a group (12 individuals)(15)	24,373,361	81.4%	5,126,040	19,247,321	58.2%

*	Less than 1%.
(1)	18,242,776 shares of our common stock are held of record by FSEP V and FS Affiliates V, L.P., or, collectively, FSEP V. FS Capital Partners V, LLC, as the general partner of FSEP V, has the sole power to vote and dispose of the shares of our common stock owned by FSEP V. Messrs. Mark J. Doran, Bradford M. Freeman, Todd W. Halloran, Jon D. Ralph, John M. Roth, J. Frederick Simmons and William M. Wardlaw are the managing members of FS Capital Partners V, LLC, and Messrs. Doran, Freeman, Halloran, Ralph, Roth, Simmons and Wardlaw are the members of Freeman Spogli & Co., and as such may be deemed to be the beneficial owners of the shares of our common stock owned by FSEP V. Messrs. Doran, Freeman, Halloran, Ralph, Roth, Simmons and Wardlaw each disclaims beneficial ownership in the shares except to the extent of his pecuniary interest in them. The business address of FSEP V and FS Capital Partners V, LLC is c/o Freeman Spogli & Co., 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. If the over-allotment is exercised in full, such stockholder will beneficially own 11,963,611 shares upon consummation of the offering.
(2)	The business address of Messrs. Geiger and Roth is c/o Freeman Spogli & Co., 299 Park Avenue, 20th Floor, New York, NY 10171.
(3)	The business address of California State Teachers’ Retirement System is 7667 Folsom Boulevard, Suite 250, MS4, Sacramento, CA 95826. Christopher Ailman, Chief Investment Officer, has dispositive power with respect to the common stock held by the California State Teachers’ Retirement System. If the over-allotment is exercised in full, such stockholder will beneficially own 1,967,186 shares upon consummation of the offering.
(4)	The business address of A.S.F. Co-Investment Partners II, L.P. is 1133 Westchester Avenue, White Plains, NY 10604. Paul Crotty, as the managing member of PAF 1/03 LLC, the general partner of A.S.F. Co-Investment Partners II, L.P., has dispositive power with respect to the common stock held by A.S.F. Co-Investment Partners II, L.P. If the over-allotment is exercised in full, such stockholder will beneficially own 655,729 shares upon consummation of the offering.
(5)	Includes 2,000,000 shares of our common stock held of record by the Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust for which Mr. Throgmartin is the trustee and has sole power to vote and dispose of such shares. Includes 506,667 shares of our common stock issuable upon exercise of options exercisable within 60 days of June 1, 2007.
(6)	Includes 202,667 shares of our common stock issuable upon exercise of options exercisable within 60 days of June 1, 2007.
(7)	Includes 80,000 shares of our common stock issuable upon exercise of options exercisable within 60 days of June 1, 2007.
(8)	Includes 120,000 shares of our common stock issuable upon exercise of options exercisable within 60 days of June 1, 2007.
(9)	Includes 133,333 shares of our common stock issuable upon exercise of options exercisable within 60 days of June 1, 2007.
(10)	Includes 133,333 shares of our common stock issuable upon exercise of options exercisable within 60 days of June 1, 2007.
(11)	Includes 173,333 shares of our common stock issuable upon exercise of options exercisable within 60 days of June 1, 2007.
(12)	Includes 200,000 shares of our common stock held of record by the Lawrence P. Castellani Grantor Retained Annuity Trust for which Mr. Castellani is trustee and has sole power to vote and dispose of such shares. Includes 66,667 shares of our common stock issuable upon exercise of options exercisable within 60 days of June 1, 2007.
(13)	Includes 44,802 shares of our common stock held of record by the Michael L. Smith 2006 Grantor Retained Annuity Trust for which Mr. Smith is the trustee and has sole power to vote and dispose of such shares. Includes 66,667 shares of our common stock issuable upon exercise of options exercisable within 60 days of June 1, 2007.
(14)	Includes 140,000 shares of our common stock held of record by the Starrett Family Trust for which Mr. Starrett is the trustee and has the sole power to vote and dispose of such shares. Includes 133,333 shares of our common stock issuable upon exercise of options exercisable within 60 days of June 1, 2007.
(15)	Includes 506,667, 202,667, 80,000, 120,000, 133,333, 133,333, 66,667, 66,667 and 133,333 shares of our common stock issuable upon exercise of options granted to Messrs. J. Throgmartin, May, Van der Wiel, Stout, McClintic, Larimer, Castellani, Smith and Starrett respectively, exercisable within 60 days of June 1, 2007.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.0001 per share.

Assuming the completion of IPO reorganization, and immediately prior to the consummation of this offering, there will be 28,491,600 shares of our common stock outstanding, which will be held by 37 stockholders of record.

The following description of our capital stock is not complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement filed of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled or permitted to vote. Our certificate of incorporation and bylaws provide that, except as otherwise provided by law, the affirmative vote of a majority of the shares entitled to vote, present in person or represented by proxy at a meeting at which a quorum is present, shall be the act of the stockholders. Delaware law requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon to authorize certain extraordinary actions, such as mergers, consolidations, dissolutions of the corporation or an amendment to the certificate of incorporation of the corporation. There is no cumulative voting for the election of directors. Upon a liquidation, our creditors and any holders of preferred stock with preferential liquidation rights will be paid before any distribution of holders of our common stock. The holders of our common stock would be entitled to receive a pro rata amount per share of any excess distribution. Holders of common stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation empowers our board of directors to issue up to 10,000,000 shares of preferred stock from time to time in one or more series. The board also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that we may be issued in the future. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. Although there are no shares of preferred stock currently outstanding and we have no present intention to issue any shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Registration Rights

In addition to rights of sale under Rule 144, several of our officers, directors and stockholders that hold an aggregate of 27,800,000 shares of outstanding common stock have registration rights which enable them to require us to file a registration statement registering their shares for resale to the public. Under the “New Registration Rights Agreement,” FSEP V may at any time exercise its three demand registration rights, and Jerry W. Throgmartin may at any time 180 days after the consummation of this offering exercise his one demand registration right, which would require us to register for resale under the Securities Act their shares of common stock. For a description of the new registration rights agreement, see “Certain Relationships and Related Party Transactions—New Registration Rights Agreement.”

Potential Anti-takeover Effect of Delaware Law, Our Certificate of Incorporation and Bylaws

We are subject to the “business combinations” provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless:

•	the board of directors approved the transaction before the “interested stockholder” obtained such status;

•

upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of our outstanding common stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and are also officers and (ii) employee stock plans in which the participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in the tender or exchange offer; or

•

on or subsequent to such date, the business combination or merger is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by two-thirds of the holders of the outstanding common stock not owned by the “interested stockholder”.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts.

Provisions of our certificate of incorporation and bylaws providing that only a majority of the board of directors, the chairman of the board of directors or the chief executive officer may call special meetings of stockholders may have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from attempting to acquire control of us. Amendment of these provisions requires the affirmative vote of holders of 66 2/3% of our outstanding capital stock. In addition, our certificate of incorporation allows our board of directors to issue up to 10,000,000 shares of preferred stock that could have, when issued, voting rights or preferences that could impede the success of any hostile takeover, or delay a change in control or change in our management.

Listing

We intend to apply to list our common stock on the NYSE under the trading symbol “HGG”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is National City Bank. The transfer agent’s address is 629 Euclid Avenue – St. 635, Cleveland, Ohio 44114 and telephone number is 888-622-6757.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have outstanding 31,616,600 shares of our common stock, assuming no exercise of outstanding options. We will have reserved 3,000,000 shares of common stock for future grant or issuance under our new equity incentive plan pursuant to which 590,000 options to purchase our common stock will be granted immediately upon the consummation of this offering with an exercise price equal to the offering price. The grant of options to purchase shares of common stock under our stock option plans is conditional on our having available a sufficient number of shares of capital stock authorized for issuance.

Lock Up Agreements

At June 26, 2007, our executive officers and directors, certain entities and the selling stockholders and other individuals holding an aggregate of 28,483,600 shares of our common stock, as well as options to purchase an additional 3,960,000 shares of our common stock, and the selling stockholders have entered into the lock-up agreements described in “Underwriting”. In addition, there are up to 468,750 shares reserved for offer under the directed share program, all of which are subject to lock-up agreements.

Rule 144

In general, under Rule 144, a person, including each of our “affiliates,” who has beneficially owned “restricted securities” for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of our then outstanding shares of the common stock, approximately 284,916 shares as of June 15, 2007; or

•	the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of a notice of the sale with the SEC.

Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. Under Rule 144(k), a holder of “restricted securities” who is not an affiliate of us and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

Rule 701

In general, and subject to lock-up agreements, any of our employees, consultants or advisors, other than affiliates, who purchased shares from us under our equity incentive plan, or other written agreements in accordance with Rule 701 of the Securities Act, are eligible to resell their shares under Rule 144 after satisfying the one year holding period.

Registration of Shares Under New Equity Incentive Plan and Our Stock Option Plan

We intend to file a registration statement on Form S-8 covering all of the shares of common stock issuable or reserved for issuance under our new equity incentive plan, including the shares of common stock issuable upon exercise of the substitute stock options granted to certain of the option holders of Gregg Appliances. When issued, these shares will be freely tradable in the public market, subject to Rule 144 volume limitations applicable to affiliates and, in some cases, the expiration of the lock-up agreements described in “Underwriting”.

Registration Rights Agreement

In addition to rights of sale under Rule 144, several of our officers, directors and stockholders that hold an aggregate of 27,800,000 shares of outstanding common stock have registration rights which enable them to require us to file a registration statement registering their registrable shares for resale to the public. Under the new registration rights agreement, FSEP V may at any time exercise its three demand registration rights, and Jerry W. Throgmartin may at any time 180 days after the consummation of this offering exercise his one demand registration right, which would require us to register for resale under the Securities Act their registrable shares of common stock. See “Certain Relationships and Related Party Transactions—New Registration Rights Agreement”.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes certain material U.S. federal income and estate tax considerations generally applicable to beneficial owners of our common stock that acquire shares of our common stock pursuant to this offering and that hold such shares as capital assets. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change with retroactive effect or the Internal Revenue Service (“IRS”) might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, certain former citizens or long-term residents of the United States; “hybrid entities” (entities treated as flow-through entities in one jurisdiction but as taxable entities in another) and their owners; “controlled foreign corporations;” “passive foreign investment companies;” or partnerships or other pass-through entities for U.S. federal income tax purposes. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.

For purposes of this summary, the term “U.S. holder” means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. The term “non-U.S. holder” means a beneficial owner of shares of our common stock that is neither a U.S. holder nor a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes).

If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold shares of our common stock should consult their tax advisors regarding the tax consequences to them of holding and disposing of our common stock.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL TAX LAWS, AND TAX TREATIES.

U.S. Holders

The following discussion summarizes certain material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “U.S. holders,” subject to the limitations described above.

Dividends

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid to certain non-corporate U.S. holders (including individuals) generally are eligible for U.S. federal income taxation at rates generally applicable to long-term capital gain. To the extent our distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock.

Dispositions of Common Stock

Upon a sale, exchange or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. holder’s adjusted tax basis in our common stock. Such gain or loss will constitute long-term capital gain or loss if the U.S. holder has held the common stock for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. holders (including individuals) are currently subject to U.S. federal income taxation at a maximum rate of l5%. The deductibility of capital losses is subject to limitations under the Code.

Backup Withholding and Information Reporting Requirements

The Code and the Treasury regulations require those who make specified payments to report such payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

In general, dividends on our common stock and payments of the proceeds of a sale, exchange or other disposition of our common stock paid to a U.S. holder are subject to information reporting and may be subject to backup withholding unless the U.S. holder is a corporation or other exempt recipient or provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.

Any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally can be refunded or credited against the U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Non-U.S. Holders

The following discussion summarizes certain material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “non-U.S. holders,” subject to the limitations described above.

Dividends

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying eligibility. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners as well as to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Dispositions of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other taxable disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or a USRPHC. We do not believe that we are a USRPHC or that we will become one in the future. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other taxable disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain generally would be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the non-U.S. holder must certify its qualification, which can be done by providing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax”. The branch profits tax rate generally is 30%, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under “–Non-U.S. Holders–Dividends”. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules generally can be credited against any U.S. federal income tax liability of the holder.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2007, Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. are acting as representatives and joint book-running managers. Wachovia Capital Markets, LLC, UBS Securities LLC, Piper Jaffray & Co. and KeyBanc Capital Markets Inc. are acting as additional co-managers. We and the selling stockholders have agreed to sell to the underwriters named below, and the underwriters have severally agreed to purchase from us and the selling stockholders the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Lehman Brothers Inc.
Wachovia Capital Markets, LLC
UBS Securities LLC
Piper Jaffray & Co.
KeyBanc Capital Markets Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option to purchase described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,406,250 additional outstanding shares from the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

At our request, the underwriters have reserved up to 5% of the common stock offered in this prospectus for sale to certain of our employees, vendors and other persons related to us or the selling stockholders. The sale of these reserved shares to these purchasers will be made by Credit Suisse Securities (USA) LLC. The purchasers of these shares will be subject to lock-up agreements in which holders have agreed not to sell any shares for 90 days after the date of this prospectus, without the prior written consent of Credit Suisse Securities (USA) LLC. We do not know if our employees, vendors and other related persons or persons related to the selling stockholders will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available in the offering. If all of the reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus. In connection with the directed share program, we have agreed to indemnify the underwriters against certain liabilities, including those that may be caused by the failure of directed share program participants to pay for and accept delivery of the common stock which had been allocated to them or were subject to a properly confirmed agreement to purchase.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by selling stockholders	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions shall continue to apply until either (x) the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event if, within three days of that issuance or occurrence, any of the underwriters publishes or otherwise distributes a research report or makes public appearance concerning us, or (y) the later of the last day of the 180-day period and the third day after we issue the release or the material news or material event occurs.

Certain of our officers, directors and principal stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions shall continue to apply until either (x) the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event if, within three days of that issuance or occurrence, any of the underwriters publishes or otherwise distributes a research report or makes public appearance concerning us, or (y) the later of the last day of the 180-day period and the third day after we issue the release or the material news or material event occurs.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list our common stock on the NYSE under the symbol “HGG”.

Certain of the underwriters and their respective affiliates have performed and may in the future perform investment banking, financial advisory and lending services for us and our affiliates from time to time, for which they have received customary compensation, and may do so in the future.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by a negotiation among us, the selling stockholders and the representatives and will not necessarily reflect the market price of our common stock following the offering. The principal factors that were considered in determining the public offering price included

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after the offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

The shares are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the shares, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year (2) a total balance sheet of more than 43,000,000 and (3) an annual net turnover of more than 50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

As described in “Use of Proceeds,” we plan to use the proceeds from this offering towards repaying all outstanding indebtedness under our existing revolving credit facility and outstanding junior and senior notes and to consummate the 2007 Debt Refinancing. An affiliate of Wachovia Capital Markets, LLC, is a lender under our existing revolving credit facility and will be receiving a portion of the net proceeds from this offering through repayment of our existing credit facility.

Affiliates of Wachovia Capital Markets, LLC will be lenders under our new credit facilities and will act as the sole lead bookrunner and sole lead arrangers in arranging and syndicating such facilities, and will receive customary fees and reimbursements. Wachovia Capital Markets, LLC is also acting as exclusive dealer manager and consent solicitation agent in connection with our concurrent tender offer and consent solicitation or other repurchase of up to 100% of the outstanding 9% Senior Notes due 2013 of Gregg Appliances, for which it will receive customary fees.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

By purchasing shares in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action – Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters with respect to the common stock offered hereby will be passed upon for us and the selling stockholders by Bingham McCutchen LLP, New York, New York. Certain legal matters with respect to this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York. Certain partners and employees of Bingham McCutchen LLP are limited partners in a partnership that is a limited partner of the Freeman Spogli investment fund that owns equity interests of us.

EXPERTS

The consolidated financial statements of Gregg Appliances, Inc. and subsidiaries as of March 31, 2006 and 2007, and for each of the years in the three-year period ended March 31, 2007, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report on the consolidated financial statements includes an explanatory paragraph referring to Gregg Appliances, Inc.’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective April 1, 2006.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may read and copy any document we have filed or may in the future file at the SEC’s public reference facility in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GREGG APPLIANCES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Gregg Appliances, Inc.:

We have audited the accompanying consolidated balance sheets of Gregg Appliances, Inc. and subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gregg Appliances, Inc. and subsidiaries as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with generally accepted accounting principles in the United States.

As discussed in Note 1 to the consolidated financial statements, effective April 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ KPMG

Indianapolis, Indiana

May 25, 2007, except as to note 18, which is as of June 29, 2007

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended March 31, 2005, 2006 and 2007

	2005	2006	2007
	(In thousands, except average shares and per share data)
Net sales	$803,199	$900,424	$1,059,428
Cost of goods sold	548,105	616,512	730,696

Gross profit	255,094	283,912	328,732
Selling, general and administrative expenses	184,224	209,484	228,920
Net advertising expense	35,678	41,660	43,996
Stock-based compensation	9,277	—	—
Gain on transfer of extended maintenance obligations	—	(27,850)	—
Restructuring and asset impairment charges	—	1,009	1,997

Income from operations	25,915	59,609	53,819

Other expense (income):
Interest expense	3,866	19,000	17,464
Interest income	(977)	(231)	(243)
Loss (gain) related to early extinguishment of debt	—	(39)	1,403
Recapitalization transaction costs	4,745	—	—
Minority interest	3,813	—	—

Total other expense	11,447	18,730	18,624

Income before income taxes	14,468	40,879	35,195
Income tax expense (benefit)	(14,780)	18,664	13,837

Net income	$29,248	$22,215	$21,358

Basic net income per share	$0.51	$0.78	$0.75
Diluted net income per share	$0.51	$0.78	$0.73
Weighted average shares outstanding—Basic	57,580,570	28,307,332	28,496,728
Weighted average shares outstanding—Diluted	57,613,290	28,307,332	29,400,378

See accompanying notes to consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Cons olidated Balance Sheets

March 31, 2006 and 2007

	2006	2007
	(In thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$2,301	$1,498
Accounts receivable—trade, less allowances of $181 and $409, respectively	7,024	10,641
Accounts receivable—other, less allowances of $329 and $16, respectively	8,862	11,203
Merchandise inventories	98,807	113,602
Prepaid expenses and other current assets	7,323	7,239
Deferred income taxes	1,560	1,574

Total current assets	125,877	145,757

Net property and equipment	50,986	52,129
Deferred financing costs, net	9,821	6,342
Deferred income taxes	96,522	85,891
Other	558	406

	157,887	144,768

Total assets	$283,764	$290,525

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable—third party	$3,319	$—
Accounts payable—vendors	52,011	73,973
Customer deposits	14,912	16,958
Accrued liabilities	31,949	36,325

Total current liabilities	102,191	127,256

Long-term liabilities:
Long-term debt	178,242	134,459
Other long-term liabilities	8,485	12,517

Total long-term liabilities	186,727	146,976

Total liabilities	288,918	274,232

Stockholders’ equity (deficit):
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding as of March 31, 2006 and 2007	—	—
Common stock, no par value; 105,000,000 shares authorized; 28,509,600 and 28,491,600 shares issued and outstanding as of March 31, 2006 and 2007, respectively	113,809	113,909
Accumulated deficit	(118,744)	(97,401)

	(4,935)	16,508
Note receivable for common stock	(219)	(215)

Total stockholders’ equity (deficit)	(5,154)	16,293

Total liabilities and stockholders’ equity (deficit)	$283,764	$290,525

See accompanying notes to consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Consolidated State ments of Stockholders’ Equity (Deficit)

Years Ended March 31, 2005, 2006 and 2007

(in thousands)

	Preferred Stock Amount	Common Stock Amount	Retained Earnings (Accumulated Deficit)	Receivable for Common Stock	Total Stockholders’ Equity (Deficit)
Balance at March 31, 2004	$—	$9,827	$24,261	$(8,500)	$25,588
Payments received on receivable for common stock	—	—	—	8,500	8,500
Stock compensation expense	—	3,748	—	—	3,748
Issuance of common stock as part of the recapitalization	—	111,214	—	—	111,214
Transaction costs for stock issuance	—	(2,825)	—	—	(2,825)
Issuance of common stock	—	700	—	—	700
Income tax benefit due to recapitalization	—	—	98,942	—	98,942
Net income	—	—	29,248	—	29,248
Distributions to stockholders	—	(11,610)	(296,352)	—	(307,962)

Balance at March 31, 2005	$—	$111,054	$(143,901)	$—	$(32,847)
Net issuance of common stock	—	2,792	—	(238)	2,554
Adjustment of income tax benefit from recapitalization	—	—	2,947	—	2,947
Common stock repurchase	—	(37)	(5)	19	(23)
Net income	—	—	22,215	—	22,215

Balance at March 31, 2006	$—	$113,809	$(118,744)	$(219)	$(5,154)
Payments received on notes receivable for issuance of common stock from GIC	—	—	—	4	4
Stock compensation expense	—	190	—	—	190
Common stock repurchase	—	(90)	(15)	—	(105)
Net income	—	—	21,358	—	21,358

Balance at March 31, 2007	$—	$113,909	$(97,401)	$(215)	$16,293

See accompanying notes to consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Cons olidated Statements of Cash Flows

Years Ended March 31, 2005, 2006 and 2007

	2005	2006	2007
	(In thousands)
Cash flows from operating activities:
Net income	$29,248	$22,215	$21,358
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	8,635	10,459	11,663
Amortization of deferred financing costs	259	1,594	1,507
Accretion of original issue discount	42	458	512
Stock-based compensation	9,277	—	190
Loss (gain) on sales of property and equipment	(3,043)	165	85
Loss (gain) on early extinguishment of debt	—	(39)	1,403
Deferred income taxes	(14,780)	18,588	10,617
Restructuring and asset impairment charges	—	1,009	1,997
Gain on transfer of extended maintenance obligations	—	(27,850)	—
Payments for transfer of extended maintenance obligations	—	(21,467)	—
Minority interest	3,813	—	—
Changes in operating assets and liabilities:
Accounts receivable—trade	(652)	(1,117)	(3,282)
Accounts receivable—other	(2,421)	103	(2,429)
Merchandise inventories	(2,784)	(21,990)	(13,378)
Prepaid expenses and other assets	(219)	(3,607)	2,424
Deferred commissions	(1,039)	472	—
Deposits	1,494	7,636	(2,069)
Accounts payable—third parties	(3,994)	3,319	(3,319)
Accounts payable—vendors	3,962	11,976	13,630
Deferred revenue on extended maintenance agreements	5,781	(2,749)	24
Customer deposits	2,724	2,350	2,046
Other accrued liabilities	727	(2,619)	4,304
Other long-term liabilities	1,301	570	3,375

Net cash provided by (used in) operating activities	38,331	(524)	50,658

Cash flows from investing activities:
Purchases of property and equipment	(15,212)	(19,046)	(19,492)
Payments on notes receivable—related parties	25,051	—	—
Advances on notes receivable—related parties	(16,551)	—	—
Proceeds on sale (purchase) of land held for sale—related parties	(963)	1,359	—
Decrease (increase) in cash surrender value of life insurance	(196)	1,096	—
Deconsolidation of cash of variable interest entities	(585)	—	—
Proceeds from sale leaseback transactions	—	—	6,433
Deposit on future sale leaseback transaction	—	—	650
Acquisition of Builder Appliance Supply, Inc.	—	—	(2,871)
Proceeds from sales of property and equipment	11,011	448	245

Net cash provided by (used in) investing activities	2,555	(16,143)	(15,035)

Cash flows from financing activities:
Net increase in book overdrafts	—	11,384	7,401
Repayments of mortgage notes payable	(7,141)	—	—
Proceeds from long-term debt	182,243	—	—
Payment related to early extinguishment of debt	—	(2,844)	(43,726)
Proceeds from notes payable—related parties	23,336	—	—
Payments on notes payable—related parties	(31,707)	—	—
Payment of financing costs	(11,256)	(645)	—
Proceeds from issuance of common stock	111,914	2,548	—
Payments for repurchase of common stock	—	(23)	(105)
Payments received on notes receivable for issuance of common stock from GIC	—	—	4
Transaction costs for stock issuance	(2,825)	(94)	—
Distributions to stockholders	(300,646)	—	—
Minority interest	(4,810)	—	—

Net cash provided by (used in) financing activities	(40,892)	10,326	(36,426)

Net decrease in cash and cash equivalents	(6)	(6,341)	(803)
Cash and cash equivalents
Beginning of year	8,648	8,642	2,301

End of year	$8,642	$2,301	$1,498

Supplemental disclosure of cash flow information:
Distribution payable for S Corp deposit	$7,318	$—	$—
Note receivable for issuance of common stock from GIC	—	219	—
Interest paid	988	16,991	16,221
Income taxes paid	—	35	97

See accompanying notes to consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Description of Business

Gregg Appliances, Inc. (the Company) is a specialty retailer of consumer electronics, home appliances and related services operating under the names hhgregg® and Fine Lines®. As of March 31, 2007, the Company had 77 stores located in Alabama, Georgia, Indiana, Kentucky, North Carolina, Ohio, South Carolina and Tennessee. The Company operates in one reportable segment.

Sales for the years ended March 31, 2005, 2006, and 2007 can be categorized as follows:

	2005	2006	2007
Video	44%	44%	47%
Appliances	39	41	40
Other	17	15	13

	100%	100%	100%

The Company purchases a significant portion of its merchandise from two vendors. For the year ended March 31, 2005, two vendors accounted for 15.2% and 9.9%, respectively, of merchandise purchases. For the year ended March 31, 2006, two vendors accounted for 15.0% and 10.2%, respectively, of merchandise purchases. For the year ended March 31, 2007, two vendors accounted for 13.0% and 8.9%, respectively, of merchandise purchases.

(a) Recapitalization

On October 19, 2004, the Company entered into an Agreement and Plan of Merger, as amended, with Gregg Investment Corporation, LLC (GIC) to consummate a recapitalization of the Company. Under the terms of the Agreement and Plan of Merger, GIC, an entity formed by an affiliate of Freeman Spogli & Co. merged with and into Gregg Appliances, Inc. and Gregg Appliances, Inc. survived the merger. The recapitalization was effected on February 3, 2005.

Pursuant to the Agreement and Plan of Merger, GIC contributed cash of $111.2 million in equity capital to the Company and the equity holders received consideration of approximately $286.4 million. As part of the consideration, the Company issued $25.0 million principal amount of 6% junior subordinated notes with a fair value of $17.2 million to certain stockholders. The junior subordinated notes will mature on February 3, 2015 and are subordinate to all of the Company’s existing and future senior and subordinated debt. Three of the management stockholders retained a portion of the Company’s common stock held by them before the recapitalization with an aggregate value of $27.8 million, based on the valuation of the Company determined in connection with the recapitalization, and they did not receive consideration in the recapitalization with respect to the stock they retained. Following the recapitalization, GIC owns 80.01% of the Company’s common stock and the three management stockholders collectively own 19.99% of the Company’s common stock. GIC and the former stockholders made an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, to treat the recapitalization as an asset purchase for tax purposes. In accordance with Emerging Issues Task Force (EITF) 94-10, Accounting by a Company for the Income Tax Effects of Transactions among or with Its Shareholders under FASB Statement No. 109, the tax benefit of this election was recorded as an equity transaction. For all periods prior to the recapitalization the Company operated as an S corporation for federal and state income tax purposes. However, following the recapitalization the Company no longer qualified as an S corporation and became subject to U.S. Federal and certain state and local income taxes applicable to C corporations. The transaction was accounted for as a leveraged recapitalization with no change in the book basis of assets and liabilities.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, HHG Distributing, LLC (HHG). HHG is inactive and its assets consist of a 5% ownership interest in a distributing company, totaling $0.1 million which is accounted for on the cost method.

As discussed in note 11, the consolidated financial statements for the period prior to the recapitalization date of February 3, 2005, also include the financial statements of certain special-purpose entities owned by related parties through the date of the recapitalization. The special-purpose entities all had fiscal years ended December 31. The Company believes that use of the different fiscal period for these entities has not had a material impact on the Company’s results of operations. All significant intercompany balances and transactions have been eliminated in consolidation. Effective as of the recapitalization, the Company is no longer required to consolidate the special-purpose entities as an implicit guarantee no longer exists due to changes in majority ownership and corporate governance.

(c) Estimates

Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates and assumptions.

(d) Cash and Cash Equivalents

Cash and cash equivalents may include money market deposits and other financial instruments with original maturities of three months or less.

(e) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are subject to finance charges. Accounts receivable-other consists mainly of amounts due from vendors for advertising and volume rebates. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers. The Company has determined an allowance of $0.5 million and $0.4 million is necessary at March 31, 2006 and 2007, respectively, based on historical write-off experience and specific customer data. The Company recorded provisions for bad debt, net of recoveries, of $0.6 million, $1.4 million and $1.0 million for the years ended March 31, 2005, 2006, and 2007, respectively. The allowance at March 31, 2006 includes $0.3 million for product service and repair receivables which the Company determined was necessary based on our restructuring efforts to outsource our product service and repair as discussed in note 15.

(f) Merchandise Inventories

Merchandise inventories are stated at the lower of average cost or net realizable value.

(g) Land Held for Sale

From 2003 to 2005, the Company purchased land, which was sold in December 2005. As discussed in note 9, the land was sold to the Chairman and Chief Executive Officer of the Company, along with certain members of his immediate family, at its estimated fair market value in exchange for cash. No gain or loss was recognized on the sale of the land as the purchase price of $1.4 million was equal to the book value on the date of sale.

(h) Property and Equipment

Property and equipment are recorded at cost and are being depreciated over their expected useful lives on a straight-line basis. Leasehold improvements are depreciated over the shorter of the lease term or expected useful life. Repairs and maintenance costs are charged directly to expense as incurred. In certain lease arrangements, the Company is considered the owner of the building during the construction period under EITF 97-10, The Effect of Lessee Involvement in Asset Construction. At the end of the construction period, the Company will sell and lease the location back applying provisions of SFAS No. 98, Accounting for Leases. Any gains on sale and leaseback transactions are deferred and amortized over the life of the respective lease. The Company does not have any continuing involvement with the sale and leaseback locations and the locations are accounted for as operating leases. In fiscal 2007, the Company executed three sale and leaseback transactions netting $6.4 million in proceeds on the sale. No losses were incurred on sale and leaseback transactions during fiscal 2007. There were no sale and leaseback transactions during fiscal 2005 or 2006.

Property and equipment consisted of the following at March 31 (in thousands):

	2006	2007
Buildings	$2,725	$1,997
Machinery and equipment	7,097	7,465
Office furniture and equipment	37,897	45,385
Vehicles	6,178	5,533
Signs	3,562	4,254
Leasehold improvements	31,964	35,026
Construction in progress	2,945	3,732

	92,368	103,392
Less accumulated depreciation and amortization	(41,382)	(51,263)

Net property and equipment	$50,986	$52,129

Estimated useful lives by major asset category are as follows:

Asset	Life (in years)
Buildings	40
Machinery and equipment	5–7
Office furniture and equipment	3–7
Vehicles	5
Signs	7
Leasehold improvements	5–20

(i) Impairment of Long-Lived Assets

The Company accounts for the impairment or disposal of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires long-lived assets, such as property and equipment, to be evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value. The Company has determined that no impairment loss was required to be recognized during the year ended March 31, 2005.

As discussed in note 15, for the year ended March 31, 2006, the Company recorded asset impairment charges of $0.8 million in connection with our restructuring efforts related to the outsourcing of our product service and repair. The Company determined that no additional impairment loss was required to be recognized during the year ended March 31, 2006.

(j) Deferred Financing Costs

Costs incurred related to debt financing are capitalized and amortized over the life of the related debt as a component of interest expense. The Company recognized related amortization expense of $0.3 million, $1.6 million and $1.5 million for the years ended March 31, 2005, 2006 and 2007, respectively. As discussed in note 4, $0.2 million and $2.0 million of deferred financing costs were written off in fiscal 2006 and 2007, respectively, in connection with the Company’s early extinguishment of debt related to the 9% senior notes.

(k) Revenue Recognition

The Company recognizes revenue from the sale of merchandise at the time the customer takes possession of the merchandise. The Company honors returns from customers within ten days from the date of sale and provides allowances for estimated returns based on historical experience. The Company recorded an allowance for sales returns of $0.1 million at both March 31, 2005 and 2006 and $0.2 million at March 31, 2007. The Company recognizes service revenue at the time the service is completed, the price is fixed or determinable, and collectibility is reasonably assured. Proceeds from the sales of gift cards are deferred until redeemed by the customer. Amounts billed to customers for delivery of merchandise are included in revenue.

The Company sells extended service plans (ESPs) on appliance and electronic merchandise for periods ranging up to ten years. Funds received for ESPs in which the Company is the primary obligor are deferred and the incremental direct costs of selling the ESP, including commissions, are capitalized and amortized on a straight-line basis over the term of the service agreement. Costs of services performed pursuant to the ESP are expensed as incurred. For ESPs sold by the Company on behalf of a third party, the net commission revenue is recognized at the time of sale. The Company is not the primary obligor on ESPs sold on behalf of third parties. As discussed in note 16, in October 2005, an unrelated party assumed the Company’s remaining product service obligations for its previously sold ESPs, with the exception of certain small electronics ESPs sold by the Company.

The information below provides the changes in the Company’s deferred revenue on extended service agreements (in thousands):

	Year ended March 31
	2005	2006	2007
Deferred revenue on extended service agreements:
Balance at beginning of year	$55,868	$61,649	$120
Revenue deferred on new agreements	44,269	21,071	531
Revenue recognized	(38,488)	(23,700)	(506)
Transfer of extended service agreements, see note 16	—	(58,900)	—

Balance at end of year	$61,649	$120	$145

(l) Cost of Goods Sold

Cost of goods sold includes the total cost of products sold, vendor allowances, handling charges, in-bound freight expenses, and physical inventory losses. Delivery charges of $19.3 million, $21.0 million, and $24.5 million for the years ended March 31, 2005, 2006, and 2007, respectively, were included in selling, general, and administrative expenses.

(m) Vendor Allowances

The Company receives allowances from vendors as a result of purchasing and promoting their products. Vendor allowances provided as a reimbursement of specific, incremental and identifiable costs incurred to promote a vendor’s products are recorded as a reduction to the related expense when the cost is incurred. For all other vendor programs, including vendor allowances received in excess of the cost to promote a vendor’s product, or vendor allowances directly related to the purchase of a vendor’s product, allowances are recorded as a reduction to the related inventory, and therefore recognized in cost of goods sold when the product is sold.

(n) Advertising Costs

Advertising costs are expensed as incurred. These amounts have been reduced by vendor rebates under cooperative advertising which totaled $15.6 million, $16.5 million, and $18.3 million for the years ended March 31, 2005, 2006, and 2007, respectively.

(o) Store Opening Costs

Store opening costs, other than capital expenditures, are expensed as incurred.

(p) Income Taxes

Prior to February 3, 2005, the Company was organized as an S corporation. Accordingly, the allocable share of taxable income or loss was includable in the tax returns of the stockholders and income taxes were not reflected in the Company’s consolidated financial statements. Following the recapitalization, the Company no longer qualified as an S corporation and became subject to U.S. federal and certain state and local income taxes applicable to C corporations.

Subsequent to the recapitalization and change to C corporation status, the Company began recognizing deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Following the recapitalization, GIC and the former stockholders of the Company made an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, to treat the recapitalization as an asset purchase for tax purposes. In accordance with Emerging Issues Task Force (EITF) 94-10, Accounting by a Company for the Income Tax Effects of Transactions among or with Its Shareholders under FASB Statement No. 109, the tax benefit of this election was recorded as an equity transaction.

During the year ended March 31, 2006, the deferred tax asset related to goodwill for tax purposes was finalized and an additional $2.9 million was recorded as an equity transaction. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. During the year ended March 31, 2006, tax law changes were enacted to change the tax rates of certain states in which the Company operates. These changes have been recognized in income tax expense during the year ended March 31, 2006 and are included within the income tax rate reconciliation in note 5.

The Company collects certain taxes from their customers at the time of sale and remits the collected taxes to government authorities. These taxes are excluded from net sales and cost of goods sold in the Company’s consolidated statements of income.

(q) Stock Based Compensation

Prior to April 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and

related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, to account for activity under its stock-based employee compensation plans. Under the intrinsic value method, no compensation cost is recognized if the exercise price of the Company’s employee stock options was equal to or greater than the market price of the underlying stock on the date of grant. Accordingly, no compensation cost was recognized in the accompanying consolidated statements of income prior to April 1, 2006 on stock options granted, since all options granted under the Company’s stock option plan had an exercise price equal to or greater than the market price of the underlying common stock on the date of grant.

On April 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R) and also the guidance from the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107 (SAB 107), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors under the Company’s stock option plans, based on fair value, using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of income.

As the Company is considered a nonpublic entity, as defined in SFAS 123R, that used the minimum value method for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), the Company was required to apply the prospective transition method at the date of adoption. As such, the Company applies the statement to any new awards and to any awards modified, repurchased or cancelled since April 1, 2006. For all awards outstanding on March 31, 2006, the Company continues to apply the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25. Under the provisions of SFAS No. 123R, the Company will not provide pro forma disclosures for outstanding awards accounted for under the intrinsic value method.

Stock-based compensation expense recognized in the Company’s consolidated statement of income for the year ended March 31, 2007 included compensation expense for the share-based payment awards granted subsequent to April 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Compensation expense for all share-based payment awards is recognized using the straight-line single option approach. Stock-based compensation expense recognized in the Company’s consolidated statement of income for the year ended March 31, 2007 is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense for employee stock options recognized under SFAS 123R for the year ended March 31, 2007 was approximately $0.2 million.

With the adoption of SFAS 123R, the Company continued to use the Black-Scholes option-pricing model as its method of valuation for share-based awards. For additional information, refer to Note 7. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; the Company’s expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors.

(r) Accrued Straight-Line Rent

Most of the Company’s leases include fixed-dollar rental commitments, with many containing rent escalations based on a fixed amount. In accordance with SFAS No. 13, Accounting for Leases, as amended by SFAS No. 29, Determining Contingent Rentals, and FASB Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases, the Company recognizes rental expense for minimum lease payments from operating leases on a straight-line basis over the lease term, including any additional cancelable option periods where failure to exercise such options would have resulted in an economic penalty. The rental expense commences at the start of the build-out period, during which time the Company typically does not make rent payments, and is recognized over the lease term. Allowances received for leasehold improvements are included as accrued straight-line rent. Accrued straight-line rent is included in other long-term liabilities on the balance sheets and was $3.5 million and $3.9 million at March 31, 2006 and 2007, respectively.

(s) Variable Interest Entities

In December 2003, the FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company was required to apply FIN 46R as of March 31, 2004. Under FIN 46R, the Company had to consolidate certain special-purpose leasing entities because they were owned by related parties. Prior to the effective date of FIN 46R, the Company was required to consolidate these entities based on guidance in EITF Issue No. 90-15, Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions, and EITF Topic No. D-14, Transactions involving Special-Purpose Entities. Effective as of the recapitalization date, the Company is no longer required to consolidate these entities due to changes in the Company’s majority ownership and corporate governance.

(t) Reclassifications

Certain amounts in the 2006 financial statements have been reclassified to conform with the 2007 presentation.

(u) Recently Issued Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), as amended May 2007, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The Company will adopt FIN 48 effective April 1, 2007 and does not expect that the adoption will have a material impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies to previous accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007. The Company is evaluating the impact, if any, the adoption of SFAS 157 will have on operating income or net earnings.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (SFAS 159). This standard amends SFAS 115, Accounting for Certain Investment in Debt and Equity Securities, with respect to accounting for a transfer to the trading category for all entities with available-for-sale and trading securities electing the fair value option. This standard allows companies to elect fair value accounting for many financial instruments and other items that currently are not required to be accounted as such, allows different applications for electing the option for a single item or groups of items, and requires disclosures to facilitate comparisons of similar assets and liabilities that are accounted for differently in relation to the fair value option. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating the impact of SFAS 159, if any, on the consolidated financial position and results of operations.

(v) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and presentation of comprehensive income and its components. For the years ended March 31, 2005, 2006 and 2007, the Company has no items that represent other comprehensive income and, therefore, has not included a schedule of comprehensive income in the financial statements.

(2) Inventories

Inventories consisted of the following at March 31 (in thousands):

	2006	2007
Appliances	$32,867	$39,510
Electronics	63,405	70,520
Bedding and Furniture	2,535	3,572

	$98,807	$113,602

(3) Accounts Payable–Third Party

The Company had an inventory purchasing arrangement with a financial institution, which provided for advances up to $20 million, except for the period from October 1 through January 1, when it increased to $25 million. Inventory purchases under this arrangement were collateralized by a security interest in the specific merchandise inventories. The Company did not pay interest on amounts outstanding unless such amounts became past due. The financial institution negotiated terms directly with the vendors and the agreement had provisions that entitled the financial institution to a portion of the discounts provided by the vendor. On March 28, 2007 the Company terminated the purchasing arrangement and the vendors have been converted to open account arrangements. At March 31, 2006, $3.3 million was outstanding under the purchasing arrangement. No amounts were outstanding at March 31, 2007.

(4) Debt

A summary of long-term debt at March 31 is as follows (in thousands):

	2006	2007
9.0% Senior notes, interest due in arrears on a semi-annual basis on February 1 and August 1 through February 3, 2013	$160,500	$116,205
6.0% Junior subordinated notes, interest due on a semi-annual basis on February 1 and August 1 though February 1, 2015, net of discount of $7,258 and $6,746 at March 31, 2006 and 2007, respectively	17,742	18,254

Total debt	178,242	134,459
Less current maturities of long-term debt	—	—

Total long-term debt	$178,242	$134,459

Scheduled maturities of long-term debt at March 31, 2007 are as follows:

2013	$116,205
2015	25,000

$141,205

In connection with its recapitalization on February 3, 2005, the Company issued $165 million in unsecured 9% senior notes. Interest on the notes is payable in arrears twice a year on February 1 and August 1. The notes will mature on February 3, 2013. On September 1, 2005, the interest on the senior notes increased to 9.25% per annum pursuant to section 4 of the Registration Rights Agreement dated February 3, 2005 between the Company and the initial purchasers of the notes. The interest rate increase remained in effect until the Registration Statement covering the exchange offer with respect to the notes was declared effective by the Securities and Exchange Commission (the SEC) and the exchange offer was consummated. On November 4, 2005, the exchange offer was consummated and the interest rate consequently decreased to 9.0% per annum.

During fiscal 2006 and 2007, the Company purchased $4.5 million and $44.3 million of its 9% senior notes at a weighted-average price of 94.08% and 98.72% of face value, respectively. The Company recorded a gain of less than $0.1 million and a loss of $1.4 million related to the early extinguishment of debt representing the difference between the purchase price and the carrying value of the 9% senior notes, net of related capitalized debt issuance costs for the years ended March 31, 2006 and 2007, respectively.

On February 3, 2005 the Company also issued to certain of its stockholders, $25 million in unsecured 6% junior subordinated notes with a fair value of $17.2 million at the time of issue, based on an effective interest rate of 11%. These notes are subordinated to the unsecured senior notes and any payment of principal thereof directly or indirectly is deferred until the payment in full of all of the senior debt. Unless there is a default or an event of default under any senior debt, interest on the junior subordinated debt is payable in arrears on February 1 and August 1. The junior notes will mature on February 1, 2015. The original discount on the notes will be accreted to interest expense through the maturity date. Accretion of the discount, which is included in interest expense in the accompanying consolidated statements of income, was approximately $0.1 million for the year ended March 31, 2005 and $0.5 million during each of the years ended March 31, 2006 and 2007 and is included in interest expense in the accompanying consolidated financial statements.

The Company has a revolving credit agreement with a bank group for up to $75 million. The facility includes a $25 million sub-limit for letters of credit. Borrowings under the revolving credit agreement are subject to a borrowing base calculation based on specified percentages of eligible accounts receivable and inventories. Interest on borrowings is payable monthly at a fluctuating rate based on the bank’s prime rate or LIBOR plus an applicable margin. Until the credit agreement was amended on January 17, 2007, the Company paid an annual commitment fee of  3/8% on the unused portion of the facility. Subsequent to the amendment date, the annual commitment fee was decreased to  1/4%.

The interest rate based on the bank’s prime rate as of March 31, 2007 was 8.0%. As of March 31, 2007, under the revolving credit facility, the Company had no cash borrowings outstanding and $3.0 million of letters of credit outstanding which expire through December 31, 2007. As of March 31, 2007, the total borrowing availability under the revolving credit facility was $72.0 million.

The unsecured senior notes and the revolving credit facility are guaranteed by the Company’s wholly-owned subsidiary, HHG, which has substantially no assets or operations. The guarantee is full and unconditional and the Company has no other subsidiaries. In addition, there are no restrictions on HHG’s ability to pay dividends under the arrangement.

The debt agreements contain restrictions on mergers, incurring additional debt or liens, making investments, selling assets or making equity repurchases, debt prepayments and transactions with affiliates. The revolving credit agreement also contains a financial covenant requiring maintenance of a minimum fixed charge coverage ratio. The debt agreements also restrict payment of dividends unless the Company achieves a specific fixed charge coverage ratio as defined in the debt agreements. Any such dividends are limited to the lesser of 50% of consolidated net income and 100% of equity contributions since the date of the recapitalization. The Company was in compliance with the restrictions and covenants at March 31, 2007.

(5) Income Taxes

Income tax expense (benefit) for the years ended March 31 consisted of the following (in thousands):

	2005	2006	2007
Current:
Federal	$—	$—	$2,510
State	—	76	710

Total current	—	76	3,220

Deferred:
Federal	(12,543)	13,354	8,917
State	(2,237)	5,234	1,700

Total deferred	(14,780)	18,588	10,617

Total	$(14,780)	$18,664	$13,837

Deferred income taxes at March 31 consisted of the following (in thousands):

	2006	2007
Deferred tax assets:
Goodwill for tax purposes	$92,329	$86,432
Accrued expenses	2,870	3,359
Long-term deferred compensation	933	1,220
Inventories	375	181
Other	313	434
NOL and credit carryforwards	6,970	574

Total deferred tax assets	103,790	92,200

Deferred tax liabilities:
Property and equipment	2,220	1,257
Discount on junior notes	2,903	2,699
Other	585	779

Total deferred tax liabilities	5,708	4,735

Net deferred tax assets	$98,082	$87,465

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which temporary differences are expected to reverse, the Company believes it is more likely than not that it will realize the benefits of these deductible differences.

At March 31, 2007, the Company has no net operating loss carryforwards for federal income tax purposes.

The expense (benefit) for income taxes differs from the amount of income tax determined by applying the U.S. federal income tax rate of 35% to income before income taxes due to the following (in thousands):

	2005	2006	2007
Computed “expected” tax expense	$5,064	$14,308	$12,318
State income tax expense, net of federal income tax benefit	—	2,141	1,849
Deferred tax assets at date of conversion to C corporation	(16,587)	—	—
Tax effect of income while as an S corporation	(3,372)	—	—
State taxes after conversion to a C corporation	242	—	—
Changes in state income tax rates and apportionment	—	2,057	—
Other	(127)	158	(330)

	$(14,780)	$18,664	$13,837

(6) Net Income Per Share

Basic net income per share is calculated based on the weighted-average number of outstanding common shares in accordance with SFAS No. 128, Earnings Per Share. Diluted net income per share is calculated based on the weighted-average number of outstanding common shares plus the effect of dilutive potential common shares. When the Company reports net income, the calculation of diluted net income per share excludes shares underlying outstanding stock options with exercise prices that exceed the average market price of the Company’s common stock for the period, as the effect would be antidilutive. Potential common shares are composed of shares of common stock issuable upon the exercise of stock options (in thousands, except average shares and per share amounts).

	Year Ended March 31,
	2005	2006	2007
Net income, as reported (A)	$29,248	$22,215	$21,358
Weighted average outstanding shares of common stock (B)	57,580,570	28,307,332	28,496,728
Dilutive effect of employee stock options and stock appreciation rights	32,720	—	903,650

Common stock and common stock equivalents (C)	57,613,290	28,307,332	29,400,378
Net income per share:
Basic (A/B)	$0.51	$0.78	$0.75
Diluted (A/C)	$0.51	$0.78	$0.73

There were no antidilutive shares in 2005. Antidilutive shares not included in the diluted per share calculation for fiscal 2006 and 2007 were 3,706,000 and 478,000, respectively.

(7) Stock-based Compensation

Common Stock

During fiscal year 2004, the Company accepted an $8.5 million note receivable from one of its executives for the purchase of Company stock. The note bore interest at 5.08% per annum payable annually in arrears. Principal payments were due annually in the amount by which distributions exceeded the stockholder’s income tax liability, with the remaining outstanding principal and accrued interest due on September 30, 2014. The note and accrued interest were paid in full during fiscal year 2005. Interest income on the note receivable was $0.4 million for the year ended March 31, 2005. The common stock was subject to a buy-sell agreement. If the executive desired to sell all or a portion of his shares, he was required to offer them to the Company and, if the Company declined, to the other stockholders. If the other stockholders did not elect to purchase the shares, the Company was required to purchase the shares at fair value. The note was considered a nonrecourse note under APB Opinion No. 25 and related interpretations. Accordingly, the stock purchase was treated as a variable award and stock compensation expense of $3.7 million was recorded for the year ended March 31, 2005 to reflect the increase in estimated fair value of the Company’s common stock.

During fiscal year 2006, the Company issued 577,100 shares of common stock to GIC at $5.00 per share in exchange for $2.6 million, notes receivable of $0.2 million, as well as the recognition of $0.1 million of compensation expense associated with a stock grant. The notes receivable was reduced to $0.2 million as of March 31, 2006 as the Company repurchased 7,500 shares of common stock for approximately $23,000 and cancellation of a note receivable of approximately $19,000. The remaining $0.2 million notes receivable balance as of March 31, 2006 and 2007 has been classified as an offset to equity in the accompanying consolidated balance sheet. The notes accrue interest at 6.0% per annum, payable in arrears commencing on May 31, 2006 and on each succeeding May 31 thereafter with respect to the interest accrued during the previous twelve-month period ending March 31 until the notes are paid in full. The principal balance of each note and all accrued and unpaid interest on such note is payable in full by each borrower on the seventh anniversary of the date of such note. The Company recognized interest income of approximately $9,000 and $13,000 for the years ended March 31, 2006 and 2007 related to the notes receivable. The compensation expense associated with the stock grant was recorded within selling, general and administrative expense in the accompanying consolidated statement of income for the year ended March 31, 2006.

Stock Option Plan

Effective April 1, 2003, the Company adopted an Equity Incentive Plan that permitted the grant of stock options and stock appreciation rights for up to 11,422,800 (as adjusted for the February 2005 and the June 2007 stock splits) common shares of the Company. The options and rights were granted at no less than 100% of the fair market value of the common stock at the date of grant. The options and rights expired no later than 10 years from the anniversary of the grant date and vested over a specified number of years from the grant date as determined by the Company’s board of directors. Shares that were forfeited reverted and became available for future issuance. All awards granted under this plan that were outstanding and not exercisable would, unless otherwise provided for in the applicable individual award agreements, become immediately vested and exercisable as of the first date that a change in control of the Company had been deemed to occur, as defined in the plan.

The Company recorded stock compensation expense of $5.5 million related to outstanding stock options and stock appreciation rights for the year ended March 31, 2005 to reflect the increase in fair value of the Company’s common stock prior to the recapitalization.

Effective with the recapitalization, all of the previously unvested stock options and appreciation rights became vested and were exercised. The fair value of options granted by the Company was estimated to be zero at the date of grant using a Black-Scholes option pricing model, without considering the expected volatility of the underlying stock, with the following weighted average assumptions:

Risk-free interest rate	4.0%
Dividend yield	10.0%
Expected life of the options (years)	10

On March 8, 2005, the Company’s Board of Directors approved the adoption of the Gregg Appliances, Inc. 2005 Stock Option Plan (Stock Option Plan). The Stock Option Plan provides for the grant of incentive stock options and nonqualified stock options to the Company’s officers, directors, consultants, and key employees. An aggregate of 5,000,000 shares of common stock is reserved for issuance under the Stock Option Plan. If an option expires, is terminated or canceled without having been exercised or repurchased by the Company, or common stock is used to exercise an option, the terminated portion of the option or the common stock used to exercise the option will become available for future grants under the Stock Option Plan unless the plan is terminated.

The Board of Directors will determine the exercise price of the options under the Stock Option Plan, but the exercise price must be at least equal to the fair market value of the Company’s common stock on the date of the grant. The term of an incentive stock option and a nonqualified stock option may not exceed seven years, except that with respect to any participant who owns 10% of the voting power of all classes of the Company’s outstanding capital stock, the term of an incentive stock option must not exceed five years and the exercise price of an incentive stock option must equal at least 110% of the fair market value of the Company’s common stock on the date of the grant.

During the year ended March 31, 2007, the Company issued options for 478,000 shares of common stock under the Stock Option Plan to certain employees and directors of the Company. The exercise price of the options was set at amounts that, at the time of grant, the Board of Directors determined to be the fair value of the common stock, taking into consideration a number of factors including a marketability and liquidity discount. The Board of Directors has reassessed the fair value of these grants given the anticipation of completing an initial public offering of hhgregg, Inc. See footnote 18 for further discussion of the initial public offering of hhgregg, Inc. The options vest over a three-year period and expire seven years from the date of the grant. The Company has estimated the fair value of stock options using the Black-Scholes valuation model and the newly determined fair values based on the anticipated initial public offering. The fair value of each option grant is estimated on the date of grant and is amortized on a straight-line basis over the vesting period.

The weighted-average estimated value of options granted to employees and directors under the Stock Option Plan was $6.15 during the year ended March 31, 2007, using the Black-Scholes model with the following weighted average assumptions:

Risk-free interest rate	4.75%
Dividend yield	—
Expected volatility	40.88%
Expected life of the options (years)	4.5

Risk-Free Rate: The Company bases the risk-free interest rate on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term commensurate with the estimated expected life of the stock options.

Expected Dividend: The Black-Scholes valuation model calls for a single expected dividend yield as an input. The Company has not issued any dividends and has no expectation to do so in the foreseeable future.

Expected Volatility: The Company uses an independent valuation advisor to assist us in projecting expected stock price volatility. The Company considers both the historical volatility of our peer group’s stock price as well as implied volatilities from exchange-traded options on our peer group’s stock in accordance with SAB 107.

Expected Term: The Company’s expected term represents the period that the Company’s stock options are expected to be outstanding and was determined using the simplified method described in SAB 107.

Estimated Forfeitures: Beginning April 1, 2006, the Company included an estimate for forfeitures in calculating stock option expense. When estimating forfeitures, the Company considers historical termination behavior as well as any future trends it expects. Prior to 2006, the Company accounted for forfeitures of employee stock options for pro forma disclosure purposes under FAS 123 on an as-incurred basis.

Activity under the Gregg Appliances, Inc. 2005 Stock Option Plan is summarized as follows:

	Number of Shares Outstanding	Weighted Average Exercise Price per Share
Outstanding at March 31, 2006	3,706,000	$6.88
Granted	478,000	6.10
Exercised	—	—
Canceled	(160,000)	(6.88)

Outstanding at March 31, 2007	4,024,000	$6.78

The following table summarizes the vesting activity under the Gregg Appliances, Inc. 2005 Stock Option Plan:

	Number of Shares Outstanding	Weighted Average Grant-Date Fair Value
Nonvested at March 31, 2006	3,706,000	$0.46
Granted during fiscal 2007	478,000	6.15
Vested during fiscal 2007	(1,182,000)	0.46
Canceled during fiscal 2007	(160,000)	0.46

Nonvested at March 31, 2007	2,842,000	$1.41

The following table summarizes the Company’s outstanding stock options as of March 31, 2007:

Exercise Prices	Number of Shares Outstanding	Weighted Average Contractual Term (in years)	Weighted Average Exercise Price per Share
$5.00	1,773,000	5.34	$5.00
$5.85	406,000	6.45	5.85
$7.50	958,500	5.46	7.50
$10.00	886,500	5.34	10.00

$5.00 to $10.00	4,024,000	5.48	$6.78

At March 31, 2007, 1,182,000 stock options were vested and exercisable. These options have a weighted-average fair value at date of grant of $0.46 and a weighted-average remaining contractual term of 5.34 years.

Unrecognized compensation cost related to non-vested stock options at March 31, 2007 was approximately $2.3 million which is expected to be recognized over a weighted-average term of 2.5 years.

(8) Leases

The Company leases certain retail stores, warehouse and office space, our corporate airplane and vehicles under operating leases. Noncancelable lease agreements expire at various dates through March 31, 2023, require various minimum annual rentals, and contain certain options for renewal. The majority of these agreements require payment of property taxes, normal maintenance, and insurance on the properties. Total rental expense was $17.2 million, $22.9 million, and $26.9 million for the years ended March 31, 2005, 2006, and 2007, respectively, of which $3.4 million, $4.7 million, and $5.0 million was with related parties. Contingent rentals based upon sales are applicable to certain of the store leases. Contingent rental payments expensed were approximately $0.2 million, $0.2 million, and $0.1 million for the years ended March 31, 2005, 2006, and 2007, respectively.

For certain noncancelable, retail store operating leases, the Company received consideration from the landlord for leasehold improvements or rent holidays. The amounts of consideration are lease incentives and have been recorded as a liability in the consolidated balance sheets, totaling $2.4 million and $3.0 million at March 31, 2006 and 2007, respectively. The liability is being amortized on a straight-line basis over the lease terms which vary from 5 to 15 years. Amortization for fiscal years 2006 and 2007 were $0.4 million and $0.5 million, respectively, and is shown as an offset to rent expense in selling, general and administrative expenses. See note 10 for discussion of fiscal year 2005 treatment.

Future minimum required rental payments for noncancelable operating leases, with terms of one year or more, consist of the following as of March 31, 2007 (in thousands):

Rental Payments
Payable in fiscal year:
2008	$28,044
2009	27,222
2010	24,503
2011	22,148
2012	19,747
Thereafter	108,419

Total required payments	$230,083

(9) Related Party Transactions

During fiscal year 2006, the Chairman and Chief Executive Officer of the Company, along with certain members of his immediate family, acquired a whole life insurance policy benefiting the Company. No gain or loss was recognized on the sale of the policy as the purchase price of $1.1 million was equal to the book value and cash surrender value on the date of sale.

During fiscal year 2006, the Chairman and Chief Executive Officer of the Company, along with certain members of his immediate family, acquired the Company’s land held for sale at its estimated fair market value in exchange for cash. No gain or loss was recognized on the sale of the land as the purchase price of $1.4 million was equal to the book value on the date of sale.

During fiscal year 2005, the Company entered into a $16.6 million note receivable with one of the Company’s stockholders, with interest at the prime rate. The note and accrued interest were paid in full during fiscal year 2005. Interest income on the note receivable was $0.6 million for the year ended March 31, 2005.

During fiscal year 2005, the Company made a payment of $4.0 million to Freeman Spogli & Co. V, L.P. This payment included $1.0 million for advisory services related to the recapitalization and $3.0 million for advisory services related to financing transactions. The Company also made a payment of $0.3 million to a board member for advisory services related to the recapitalization.

The Company had several debt agreements with various related parties totaling $8.2 million at March 31, 2004. The notes were due on demand and were paid off during fiscal year 2005. Interest was payable monthly at the prime rate (4.0% at March 31, 2004). The Company recorded interest expense of approximately $0.3 million for the year ended March 31, 2005 for related party notes payable.

In addition, the Company has a consulting agreement with a member of the Chairman and Chief Executive Officer of the Company’s immediate family. Payments on the agreement were not material for the years ended March 31, 2005, 2006 and 2007. The agreement lasts through February 3, 2010.

The Company also has several leases with the Chairman and Chief Executive Officer of the Company and members of his immediate family for their headquarters and certain stores. The leases are “arm’s length,” such that the terms are no less favorable than the Company’s other leases. See note 8.

(10) Lease Accounting Adjustment

In February, 2005, the Securities and Exchange Commission (SEC) issued a letter expressing its interpretations of certain lease accounting issues relating to the amortization of leasehold improvements, the recognition of rent expense when leases have rent holidays and allowances received by tenants for leasehold improvements. As a result of a review of its historical lease accounting practices, the Company found some deviations to these interpretations. As these items were not significant to results of operations in fiscal 2005, the Company recorded a pre-tax, non-cash benefit in the fourth quarter of fiscal year 2005 of approximately $0.7 million ($0.4 million after taxes).

(11) Variable Interest Entities

The Company leases an airplane and several retail stores from special-purpose entities owned by related parties, including Throgmartin Leasing, LLC; WGT V, LLC; and DT Development South LLC. The Company does not guarantee the debt of any of these entities, nor provide guarantees of the residual value of the leased property. However, these entities were consolidated during fiscal 2005 until the recapitalization because they involve single-lessee leasing arrangements owned by related parties, which were considered to include an implicit guarantee by the Company.

Effective as of the recapitalization, the Company is no longer required to consolidate these entities, as an implicit guarantee no longer exists due to changes in majority ownership and corporate governance. Accordingly, the assets and liabilities of those entities are not included in the March 31, 2006 and 2007 consolidated financial statements.

(12) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (SFAS 107), requires disclosure of the fair value of financial assets and liabilities for which it is practicable to estimate. Fair value is defined in SFAS 107 as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts of cash and cash equivalents, accounts receivable—trade, accounts receivable—other, accounts payable—third party, accounts payable—vendors, and customer deposits approximate fair value because of the short maturity of these instruments. The fair value of the Company’s 9% Senior notes and 6% Junior subordinated notes at March 31, 2006 and 2007, based on quoted market values, have aggregate fair values of $148.9 million and $122.6 million, and $16.8 million and $17.4 million, respectively.

(13) Employee Benefit Plans

The Company sponsors a 401(k) retirement savings plan covering all employees who have attained the age of 21 and have worked at least 1,000 hours within a 12-month period. Plan participants may elect to contribute 1% to 12% of their compensation to the Plan, subject to IRS limitations. The Company provides a discretionary matching contribution up to 7% of each participant’s compensation, with total Company expense, including payment of administrative fees, aggregating approximately $0.2 million, $0.4 million, and $0.5 million for the years ended March 31, 2005, 2006, and 2007, respectively.

The Company has an unfunded, non-qualified deferred compensation plan for members of executive management. Benefits accrue to individual participants annually based on a predetermined formula, as defined, which considers operating results of the Company and the participant’s base salary. Vesting of benefits is attained upon reaching 55 years of age or 10 years of continuous service, measurement of which is retroactive to the participant’s most recent start date. Annual interest is credited to participant accounts at an interest rate determined at the sole discretion of the Company. Benefits will be paid to individual participants upon the later of terminating employment with the Company or the participant attaining the age of 55. The Company recorded approximately $0.4 million, $0.6 million, and $0.8 million in expenses related to this plan for the years ended March 31, 2005, 2006, and 2007, respectively. At March 31, 2006 and 2007, the Company had approximately $2.3 million and $3.1 million, respectively, of benefits accrued in other long-term liabilities.

(14) Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(15) Restructuring and Asset Impairment Charges

In September 2005, the Company announced that it would outsource its product service and repair offerings. The charges related to this restructuring initiative were recorded as the various stages of the initiative took effect in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146). SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when a liability is incurred.

In connection with this restructuring, the Company recorded pre-tax charges of approximately $1.0 million for the year ended March 31, 2006. The pre-tax restructuring charges are composed of (in thousands):

	Asset Impairments	Severance and Benefits Costs	Total
Total charge	$756	$253	$1,009
Cash payments	—	(210)	(210)
Charge against assets	(756)	—	(756)

Balance as of March 31, 2006	$—	$43	$43
Cash payments	—	(43)	(43)

Balance as of March 31, 2007	$—	$—	$—

Asset impairments relate primarily to the write-down of property, plant and equipment, resulting from the outsourcing of the Company’s product service and repair offerings. Approximately $0.7 million of the asset impairment charge for the year ended March 31, 2006 related to assets that were abandoned resulting in a full impairment charge for these assets. The remaining asset impairment charge in fiscal 2006 related to assets held for sale that were disposed of by March 31, 2006. The fair value for these assets was determined using probability-weighted expected cash flows from sale in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144).

The severance and benefits costs relate to a reduction in the Company’s product service and repair workforce of approximately 210 employees as of September 30, 2005. These severance and benefits costs were recorded as of the announcement date in accordance with SFAS No. 146.

In addition to the above restructuring charges, the Company also incurred additional charges resulting from the decision to exit the product service and repair business during the year ended March 31, 2006. These charges were as follows (in thousands):

Markdowns of service parts inventory within Cost of Goods Sold	$756
Bad debt charge within Selling, General and Administrative	613

$1,369

(16) Transfer of Extended Service Obligations

In fiscal 2006, General Electric Company (GE) assumed the Company’s product service obligations for the Company’s previously sold extended service plans (ESPs). In November 2005, the Company paid cash of approximately $21.5 million to GE for GE’s assumption of these obligations. The Company recognized a pre-tax gain on the transfer of the obligations of approximately $27.9 million for the elimination of the obligations (net of deferred commissions) under its previously sold ESPs. On a prospective basis, GE will be the primary obligor on virtually all appliance and electronics ESPs sold by the Company. The Company will remain the primary obligor on certain small electronics ESPs.

(17) Acquisition

On January 2, 2007, the Company entered into an asset purchase agreement with Builder Appliance Supply, Inc. (BAS), a single-store wholesale builder supply appliance dealer in Columbus, OH. The aggregate purchase price was $2.9 million and was paid in cash. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands).

Current assets	$1,871
Goodwill	1,997

Total assets acquired	$3,868

Current liabilities	(997)

Total liabilities assumed	(997)

Net assets acquired	$2,871

The premium paid over the fair value of the net assets acquired in the purchase business combination, or goodwill, was attributed to expected synergies of the wholesale builder supply model with the Company’s existing and complementary retail model. The premium paid was also attributed to the Company’s acquisition of an assembled workforce comprised of an experienced direct sales force and management team.

Goodwill is reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. For purposes of the impairment test, the wholesale builder appliance supply store is considered a reporting unit. The Company’s annual impairment test is performed on March 31st.

A significant decline in the outlook for new home building in the Columbus, OH market, as well as unforeseen integration issues, caused operating profit and cash flows to be lower than expected in the fourth quarter of fiscal 2007. Based on the adverse change in the market outlook, the Company does not expect that BAS will be profitable or will generate positive cash flow in the foreseeable future. Consequently, the Company determined that the fair value of the goodwill related to BAS was zero and wrote off the entire goodwill balance of approximately $2 million as of March 31, 2007.

(18) Subsequent Events

On April 12, 2007, hhgregg, Inc. was formed as a Delaware corporation and filed a registration statement on Form S-1 (File No. 333-142181) with the SEC on April 18, 2007. In addition, Gregg Appliances, Inc. entered into an Incorporation and Exchange Agreement with hhgregg, Inc. Pursuant to the Incorporation and Exchange Agreement, immediately prior to the effectiveness of the registration statement on Form S-1, the stockholders of Gregg Appliances, Inc. will contribute all of their shares of Gregg Appliances, Inc. to hhgregg, Inc. in exchange for common stock of hhgregg, Inc.

In connection with the formation and incorporation of hhgregg, Inc., the Company’s Board of Directors has authorized to issue 150,000,000 shares of common stock at a par value of $.0001 per share and 10,000,000 shares of preferred stock at a par value of $.0001 per share. As of April 30, 2007, no shares of common stock or preferred stock were outstanding. There has been no financial or operational activity since the date of formation. Accordingly, hhgregg, Inc. has no assets, liabilities or off-balance sheet obligations outstanding.

On June 14, 2007, the Company’s board of directors approved a two-for-one stock split for the issued and outstanding common stock of the Company effective June 29, 2007. All share information included in the accompanying consolidated financial statements for all periods presented reflects the stock split.

(19) Interim Financial Results (Unaudited)

The following table sets forth certain unaudited quarterly information for each of the eight fiscal quarters for the years ended March 31, 2006 and 2007, (in thousands). In management’s opinion, this unaudited quarterly information has been prepared on a consistent basis with the audited financial statements and includes all necessary adjustments, consisting only of normal recurring adjustments that management considers necessary for a fair presentation of the unaudited quarterly results when read in conjunction with the Consolidated Financial Statements and Notes.

	For the Year Ended March 31, 2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$185,017	$212,897	$281,201	$221,309
Cost of goods sold	121,748	147,535	198,989	148,240

Gross profit	63,269	65,362	82,212	73,069
Selling, general and administrative expenses	49,277	53,491	55,516	51,200
Net advertising expense	9,210	9,124	11,750	11,576
Gain on transfer of extended maintenance obligations	—	—	(27,850)	—
Restructuring and asset impairment charges	—	1,320	—	(311)

Income from operations	4,782	1,427	42,796	10,604

Other expense (income):
Interest expense	4,726	4,812	4,957	4,505
Interest income	(89)	(80)	(20)	(42)
Gain related to early extinguishment of debt	—	—	—	(39)

Total other expense (income)	4,637	4,732	4,937	4,424

Income (loss) before income taxes	145	(3,305)	37,859	6,180
Income tax expense	105	852	15,273	2,434

Net income (loss)	$40	$(4,157)	$22,586	$3,746

	For the Year Ended March 31, 2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$203,248	$237,718	$335,101	$283,361
Cost of goods sold	140,777	161,830	235,527	192,562

Gross profit	62,471	75,888	99,574	90,799
Selling, general and administrative expenses	50,271	55,673	62,582	60,394
Net advertising expense	9,982	10,022	14,198	9,794
Restructuring and asset impairment charges	—	—	—	1,997

Income from operations	2,218	10,193	22,794	18,614

Other expense (income):
Interest expense	4,630	4,523	4,471	3,840
Interest income	(5)	(10)	(51)	(177)
Loss (gain) related to early extinguishment of debt	(168)	(127)	(145)	1,843

Total other expense (income)	4,457	4,386	4,275	5,506

Income (loss) before income taxes	(2,239)	5,807	18,519	13,108
Income tax expense (benefit)	(862)	2,281	7,653	4,765

Net income (loss)	$(1,377)	$3,526	$10,866	$8,343

INDIANA
OHIO
Cleveland
Columbus
Indianapolis
Cincinnati
Louisville
KENTUCKY
Raleigh
Nashville
Knoxville
Charlotte
NORTH CAROLINA
TENNESSEE
Columbia
SOUTH CAROLINA
Birmingham
Atlanta
GEORGIA
ALABAMA

hhgregg
hhgregg

hhgregg

APPLIANCES & ELECTRONICS

hhgregg

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by the registrant in connection with the sale and distribution of the securities registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the New York Stock Exchange Listing Fee. The selling stockholders will not pay any of the registration expenses.

SEC Registration Fee	$5,296
NASD Filing Fee	$17,750
New York Stock Exchange Listing Fee	$89,250
Accounting Fees and Expenses	$250,000
Legal Fees and Expenses	$1,450,000
Printing Fees and Expenses	$350,000
Miscellaneous	$838,000

Total:	$3,000,296

Item 14. Indemnification of Directors and Officers.

Our certificate of incorporation provides that the Company, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. It further provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized thereby.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Registrant’s directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities.

We are a newly formed corporation that has not issued any securities as of the date hereof. Prior to the effectiveness of this registration statement, Gregg Appliances, Inc. (“Gregg Appliances”) will become our wholly owned subsidiary and its existing stockholders will become our stockholders pursuant to an Incorporation and Exchange Agreement as described in this registration statement.

Since January 1, 2004, Gregg Appliances issued unregistered securities to a limited number of persons as described below.

(1) On February 3, 2005 in connection with the recapitalization of Gregg Appliances, Gregg Appliances, Inc. issued 22,242,780 shares to Gregg Investment Corporation, LLC (“GIC”) at a purchase price of $5.00 per share pursuant to an Agreement and Plan of Merger between GIC, Gregg Appliances and its existing stockholders. At the time of the sale, a majority of the equity interests in GIC were owned by FS Equity Partners V, L.P., a private equity fund. Also in connection with the recapitalization, we issued $25 million in principal amount of 6.0% junior subordinated notes to accredited investors who were existing stockholders of Gregg Appliances. The offers, sales and issuances of the securities described in this paragraph were made in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, in that the issuance of the securities to the recipients did not involve a public offering. A Form D filing was made with the SEC with respect to the issuance of securities described in this paragraph on February 14, 2005.

(2) On February 3, 2005, Gregg Appliances sold $165 million aggregate principal amount at maturity of 9% senior subordinated notes due 2013 to Wachovia Capital Markets, as initial purchaser for aggregate net proceeds of approximately $160.6 million. The sale of the senior notes described in this paragraph was exempt from the registration requirements of the Securities Act, in reliance on Rule 144A and Regulation S. On November 4, 2005, Gregg Appliances consummated an offer to exchange all of the unregistered senior notes for a like amount of registered senior notes pursuant to a Registration Statement on Form S-4 filed with the SEC. Gregg Appliances did not receive any proceeds from the exchange offer.

(3) Between January 1, 2004 and February 14, 2007, Gregg Appliances granted options to purchase a total of 4,024,000 shares of its common stock, with exercise prices ranging from $5.00 to $10.00 per share in reliance on Rule 701 under the Securities Act. During that time, no options were exercised. All options vest over a three-year period in equal installments beginning on the first anniversary of the date of grant.

(4) On July 26, 2005, August 3, 2005, October 31, 2005 and March 31, 2006 Gregg Appliance issued 524,100 shares, 3,000 shares, 20,000 shares and 30,000 shares, respectively, of common stock to GIC for consideration equal to $5.00 per share. These issuances were made in reliance on Section 4(2) of the Securities Act, in that the issuances of the securities to the recipients did not involve a public offering.

In connection with the effectiveness of this Registration Statement, the Registrant will consummate a reorganization whereby each of the stockholders of Gregg Appliances will contribute their shares of Gregg Appliances to the Registrant in exchange for common stock of the Registrant for no additional consideration. As a result of this contribution, the stockholders of Gregg Appliances will become the stockholders of the Registrant and Gregg Appliances will become a wholly owned subsidiary of the Registrant. The stockholders of Gregg Appliances have executed an Incorporation and Exchange Agreement as of April 12, 2007 which is filed as Exhibit 2.4 to this Registration Statement. The Incorporation and Exchange Agreement provides that the reorganization described above will automatically occur immediately prior to the effectiveness of this Registration Statement. The offer, sale and issuance of securities in connection with the Incorporation and Exchange Agreement is exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of the securities to the recipients did not involve a public offering.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statements Schedules.

Exhibit Number		Description of Document
1.1		Form of Underwriting Agreement.

2.1	**	Agreement and Plan of Merger, dated October 19, 2004, among Gregg Appliances, Gregg Investment Corporation, LLC (“GIC”), GIC Corporation (“Merger Sub”) and Jerry W. Throgmartin (on his own behalf and as trustee for the Jerry W. Throgmartin Charitable Trust and the Jerry W. Throgmartin Irrevocable Trust for the benefit of Christy and Nicky Throgmartin), Gregg William Throgmartin, Kelli Throgmartin Ball, Sandra M. Throgmartin, Janice K. Malone, Monica L. Adams, William G. Throgmartin and Dennis L. May (the “Sellers”).

2.2	**	First Amendment to the Agreement and Plan of Merger, dated January 13, 2005, among Gregg Appliances, Inc. (“Gregg Appliances”), GIC, Merger Sub and the Sellers.

2.3	**	Second Amendment to the Agreement and Plan of Merger, dated January 31, 2005, among Gregg Appliances, GIC, Merger Sub and the Sellers.

2.4	**	Incorporation and Exchange Agreement, dated April 12, 2007, by and among Gregg Appliances, GIC, the Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust (the “Throgmartin Trust”), Jerry W. Throgmartin, Gregg William Throgmartin, Dennis L. May, FS Equity Partners V, L.P. (“FSEP V”), FS Affiliates V, L.P. (“FSA V”), California State Teachers’ System (“Cal STRS”), A.S.F. Co-Investment Partners II, L.P. and hhgregg, Inc. (“hhgregg”).

3.1	**	Certificate of Incorporation of the Company.

3.2	**	Bylaws of the Company.

4.1		Specimen stock certificate for shares of common stock of the Company.

4.2	**	Indenture, dated February 3, 2005, among Gregg Appliances, the Guarantor and Wells Fargo Bank, National Association (the “Trustee”).

4.3	**	Stockholders Agreement, dated February 3, 2005, among Gregg Appliances, GIC, FS Equity Partners V, L.P., (the “Sponsor”) and Jerry W. Throgmartin, Gregg William Throgmartin and Dennis L. May (the “Existing Stockholders”).

4.4	**	First Amendment to the Stockholders Agreement, dated March 8, 2005, among Gregg Appliances, GIC, the Sponsor, and the Existing Stockholders.

4.5	**	Registration Rights Agreement, dated February 3, 2005, among Gregg Appliances, GIC, and the Existing Stockholders.

4.6	**	Registration Rights Agreement, dated April 12, 2007, by and among FSEP V, FSA V, Cal STRS, ASF, the Throgmartin Trust, Jerry W. Throgmartin, Gregg William Throgmartin, Dennis L. May and hhgregg.

5.1		Opinion of Bingham McCutchen LLP.

10.1	**	Employment Agreement, dated October 19, 2004, between Gregg Appliances and Jerry W. Throgmartin.

10.2	**	Amendment No. 1 to Employment Agreement, dated April 12, 2007, between Gregg Appliances and Jerry W. Throgmartin.

10.3	**	Employment Agreement, dated October 19, 2004, between Gregg Appliances and Dennis L. May.

10.4	**	Compensation Agreement, dated September 7, 2004, between Gregg Appliances and John S. Hickey.

10.5	**	Non-Qualified Deferred Compensation Plan, dated April 1, 2000.

10.6	**	Amendment No. 1 to Gregg Appliances’ Non-Qualified Deferred Compensation Plan, dated December 26, 2004.

10.7	**	Non-Standardized Adoption Agreement of Gregg Appliances, dated January 29, 2005.

10.8	**	Form of 6% Junior Subordinated Note.

10.9	**	Loan and Security Agreement, dated February 3, 2005 (the “Loan and Security Agreement”), among Gregg Appliances, the Guarantor, the lenders party thereto, Congress Financial Corporation (Central) (“Congress”), Wachovia Capital Markets, LLC and Wachovia Bank National Association.

Exhibit Number	Description of Document
10.10**	Amendment No. 1 to Loan and Security Agreement, dated February 3, 2005.

10.11**	Amendment No. 2 to Loan and Security, dated January 17, 2007.

10.12**	Pledge and Security Agreement, dated February 3, 2005, executed by Gregg Appliances in favor of Congress.

10.13**	Trademark Collateral Assignment and Security Agreement, dated February 3, 2005 between Gregg Appliances and Congress.

10.14**	Collateral Assignment of Merger Agreement, dated February 3, 2005 executed by Gregg Appliances in favor of Congress.

10.15**	Guarantee, dated February 3, 2005 executed by the Guarantor in favor of Congress.

10.16**	Subsidiary Guarantee of the Guarantor, dated February 3, 2005.

10.17**	Gregg Appliances, Inc. 2005 Stock Option Plan, dated March 8, 2005.

10.18**	Amendment No. 1 to 2005 Stock Option Plan, dated April 12, 2007.

10.19**	Gregg Investment Corporation, LLC Restricted Unit Plan.

10.20**	hhgregg, Inc. Equity Incentive Plan

10.21**	Consulting Agreement, dated February 3, 2005, between W. Gerald Throgmartin and Gregg Appliances.

10.22**	Severance Agreement, dated October 25, 2005, between Gregg Appliances and Donald J. B. Van der Wiel.

14.1**	Finance Code of Ethics

21.1**	List of our Subsidiaries.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2	Consent of Bingham McCutchen LLP (included as part of Exhibit 5.1)

24.1	Power of Attorney (included in signature pages).

*	To be filed by amendment.
**	Previously filed

Item 17. Undertakings.

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York on June 29, 2007.

HHGREGG, INC.

By:	/S/ JERRY W. THROGMARTIN
Jerry W. Throgmartin
Chief Executive Officer

By:	/S/ DONALD J.B. VAN DER WIEL
Donald J.B. Van der Wiel
Principal Financial and Accounting Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jerry W. Throgmartin and John M. Roth his true and lawful attorney-in-fact, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such said attorneys-in-fact and agents with full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following:

Signature	Title	Date

/S/ JERRY W. THROGMARTIN Jerry W. Throgmartin	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	June 29, 2007

/S/ DONALD J.B. VAN DER WIEL Donald J.B. Van der Wiel	Chief Financial Officer (Principal Financial and Accounting Officer)	June 29, 2007

/S/ DENNIS L. MAY Dennis L. May	President and Chief Operating Officer and Director	June 29, 2007

/S/ LAWRENCE P. CASTELLANI Lawrence P. Castellani	Director	June 29, 2007

/S/ BENJAMIN D. GEIGER Benjamin D. Geiger	Director	June 29, 2007

/S/ JOHN M. ROTH John M. Roth	Director	June 29, 2007

Signature	Title	Date

/S/ CHARLES P. RULLMAN Charles P. Rullman	Director	June 29, 2007

/S/ MICHAEL L. SMITH Michael L. Smith	Director	June 29, 2007

/S/ PETER M. STARRETT Peter M. Starrett	Director	June 29, 2007

Exhibit Number		Description of Document
1.1		Form of Underwriting Agreement.

2.1	**	Agreement and Plan of Merger, dated October 19, 2004, among Gregg Appliances, Inc. (“Gregg Appliances”), Gregg Investment Corporation, LLC (“GIC”), GIC Corporation (“Merger Sub”) and Jerry W. Throgmartin (on his own behalf and as trustee for the Jerry W. Throgmartin Charitable Trust and the Jerry W. Throgmartin Irrevocable Trust for the benefit of Christy and Nicky Throgmartin), Gregg William Throgmartin, Kelli Throgmartin Ball, Sandra M. Throgmartin, Janice K. Malone, Monica L. Adams, William G. Throgmartin and Dennis L. May (the “Sellers”).

2.2	**	First Amendment to the Agreement and Plan of Merger, dated January 13, 2005, among Gregg Appliances, GIC, Merger Sub and the Sellers.

2.3	**	Second Amendment to the Agreement and Plan of Merger, dated January 31, 2005, among Gregg Appliances, GIC, Merger Sub and the Sellers.

2.4	**	Incorporation and Exchange Agreement, dated April 12, 2007, by and among Gregg Appliances, GIC, the Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust (the “Throgmartin Trust”), Jerry W. Throgmartin, Gregg William Throgmartin, Dennis L. May, FS Equity Partners V, L.P. (“FSEP V”), FS Affiliates V, L.P. (“FSA V”), California State Teachers’ System (“Cal STRS”), A.S.F. Co-Investment Partners II, L.P. and hhgregg, Inc. (“hhgregg”).

3.1	**	Certificate of Incorporation of the Company.

3.2	**	Bylaws of the Company.

4.1		Specimen Stock Certificate for shares of common stock of the Company.

4.2	**	Indenture, dated February 3, 2005, among Gregg Appliances, the Guarantor and Wells Fargo Bank, National Association (the “Trustee”).

4.3	**	Stockholders Agreement, dated February 3, 2005, among Gregg Appliances, GIC, FS Equity Partners V, L.P., (the “Sponsor”) and Jerry W. Throgmartin, Gregg William Throgmartin and Dennis L. May (the “Existing Stockholders”).

4.4	**	First Amendment to the Stockholders Agreement, dated March 8, 2005, among Gregg Appliances, GIC, the Sponsor, and the Existing Stockholders.

4.5	**	Registration Rights Agreement, dated February 3, 2005, among the Company, GIC, and the Existing Stockholders.

4.6	**	Registration Rights Agreement, dated April 12, 2007, by and among hhgregg, FSEP V, FSA V, Cal STRS, ASF, the Throgmartin Trust, Jerry W. Throgmartin, Gregg William Throgmartin, Dennis L. May & hhgregg.

5.1		Opinion of Bingham McCutchen.

10.1	**	Employment Agreement, dated October 19, 2004, between Gregg Appliances and Jerry W. Throgmartin.

10.2	**	Amendment No. 1 to Employment Agreement, dated April 12, 2007, between Gregg Appliances and Jerry W. Throgmartin.

10.3	**	Employment Agreement, dated October 19, 2004, between Gregg Appliances and Dennis L. May.

10.4	**	Compensation Agreement, dated September 7, 2004, between Gregg Appliances and John S. Hickey.

10.5	**	Non-Qualified Deferred Compensation Plan, dated April 1, 2000.

10.6	**	Amendment No. 1 to Gregg Appliances’ Non-Qualified Deferred Compensation Plan, dated December 26, 2004.

10.7	**	Non-Standardized Adoption Agreement of Gregg Appliances, dated January 29, 2005.

10.8	**	Form of 6% Junior Subordinated Note.

10.9	**	Loan and Security Agreement, dated February 3, 2005 (the “Loan and Security Agreement”), among Gregg Appliances, the Guarantor, the lenders party thereto, Congress Financial Corporation (Central) (“Congress”), Wachovia Capital Markets, LLC and Wachovia Bank National Association.

Exhibit Number		Description of Document
10.10	**	Amendment No. 1 to Loan and Security Agreement, dated February 3, 2005.

10.11	**	Amendment No. 2 to Loan and Security Agreement, dated January 17, 2007.

10.12	**	Pledge and Security Agreement, dated February 3, 2005, executed by Gregg Appliances in favor of Congress.

10.13	**	Trademark Collateral Assignment and Security Agreement, dated February 3, 2005 between Gregg Appliances and Congress.

10.14	**	Collateral Assignment of Merger Agreement, dated February 3, 2005 executed by Gregg Appliances in favor of Congress.

10.15	**	Guarantee, dated February 3, 2005 executed by the Guarantor in favor of Congress.

10.16	**	Subsidiary Guarantee of the Guarantor, dated February 3, 2005.

10.17	**	Gregg Appliances, Inc. 2005 Stock Option Plan, dated March 8, 2005.

10.18	**	Amendment No. 1 to 2005 Stock Option Plan, dated April 12, 2007.

10.19	**	Gregg Investment Corporation, LLC Restricted Unit Plan.

10.20	**	hhgregg, Inc. Equity Incentive Plan

10.21	**	Consulting Agreement, dated February 3, 2005, between W. Gerald Throgmartin and Gregg Appliances.

10.22	**	Severance Agreement, dated October 25, 2005, between Gregg Appliances and Donald J. B. Van der Wiel.

14.1	**	Finance Code of Ethics

21.1	**	List of our Subsidiaries.

23.1		Consent of KPMG LLP, independent registered public accounting firm.

23.2		Consent of Bingham McCutchen LLP (included as part of Exhibit 5.1).

24.1		Power of Attorney (included in signature pages).

*	To be filed by amendment.
**	Previously filed.